SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 6, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Financial Reporting First Quarter 2008 report, the Media Release and certain presentation slides that appear immediately following this page.

UBS financial highlights

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Performance indicators from continuing operations
Diluted earnings per share (CHF) [1]	(5.63)	(6.47)	1.43	13
Return on equity attributable to UBS shareholders (%) [2]	(180.0)	(12.2)	26.8
Cost / income ratio (%) [3]	N/A [4]	N/A [4]	69.6
Net new money (CHF billion) [5]	(12.8)	15.5	52.8

Group results
Operating income	(3,952)	(4,132)	13,486	4
Operating expenses	7,847	8,918	9,380	(12)	(16)
Operating profit before tax (from continuing and discontinued operations)	(11,679)	(13,016)	4,112	10
Net profit attributable to UBS shareholders	(11,535)	(12,967)	3,031	11
Personnel (full-time equivalents) [6]	83,839	83,560	80,637	0	4

UBS balance sheet and capital management
Balance sheet key figures
Total assets	2,231,019	2,272,768	2,514,359	(2)	(11)
Equity attributable to UBS shareholders	16,386	35,219	51,311	(53)	(68)
Market capitalization	59,843	108,654	149,157	(45)	(60)
BIS capital ratios
Tier 1 (%) [7]	6.9	8.7	11.6
Total BIS (%)	10.7	11.9	14.6
Risk-weighted assets	333,300	372,298	354,603	(10)	(6)
Invested assets (CHF billion)	2,759	3,189	3,112	(13)	(11)
Long-term ratings
Fitch, London	AA- [8]	AA	AA+
Moody's, New York	Aa1 [8]	Aaa	Aa2
Standard & Poor's, New York	AA- [8]	AA	AA+
1 For the earnings per share calculation, see Note 8. 2 Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 3 Operating expenses / operating income before credit loss expense or recovery. 4 The cost / income ratio is not meaningful due to negative income. 5 Excludes interest and dividend income. 6 Excludes personnel from Industrial Holdings. 7 For further details, please refer to the “Capital management” section of this report. 8 Reflects rating on 1 April 2008.

Letter to shareholders
Dear shareholders,
As pre-announced on 1 April 2008, UBS recorded a loss attributable to shareholders of CHF 11.5 billion in first quarter 2008, with losses on US mortgage market and related structured credit positions again heavily impacting results in our Investment Bank's fixed income, currencies and commodities (FICC) business.
The US residential mortgage market accelerated its downward spiral during first quarter 2008, negatively affecting other markets and securities and culminating in the rescue of a large US investment bank.
In addition, first quarter 2008 was characterized by lower capital markets activity, sharply reduced mergers and acquisitions and falling securities prices. Considering these unfavorable conditions, revenue performance in most of our businesses was satisfactory.
While profit levels reduced in our wealth and asset management businesses and Business Banking Switzerland, in comparison with fourth quarter 2007, they remained high in absolute terms. Lower invested assets, and therefore asset-based fee income, were primarily driven by the strengthening of the Swiss franc against the major currencies in which many client assets are denominated (US dollar, euro and British pound) and a second successive quarter of declining equity indices.
In the Investment Bank, revenues generated by our advisory and capital markets businesses fell from first quarter 2007, in the context of a more than 40% contraction in global fee volume. The equities business was negatively impacted by weaker proprietary trading results and lower revenues in derivatives and equity-linked instruments, which were only partially offset by improved contributions from cash commissions, exchange-traded derivatives and prime brokerage. Although trading results were weak in most FICC areas, there were some exceptions, such as rates, which had a strong quarter driven by government bond trading and the European swaps and options business, and the foreign exchange business, which benefited from higher volumes and good client flows. In commodities, lower revenues from energy trading were offset by good results in other areas such as metals.
Variable compensation expenses were reduced from fourth quarter 2007, as were most categories of non-personnel costs, but these could not compensate for the decrease in revenues. The result was an increase in cost/income ratios for all businesses compared with fourth quarter 2007. In the Investment Bank, cost cuts were partially offset by higher severance payments, following the restructuring in fourth quarter 2007, and higher legal provisions.
Falling expectations for equity market returns have led to modest deleveraging of private client portfolios and the near absence of corporate events has negatively affected private wealth creation. Despite this, our global wealth management businesses had net new money inflows of CHF 5.6 billion in first quarter 2008. However, Business Banking Switzerland saw net outflows of CHF 1.9 billion and Global Asset Management recorded net outflows of CHF 16.5 billion. In Global Asset Management, we have reorganized management with the aim of improving investment performance consistently, and regaining institutional assets over time.
Our capital base has been reinforced and will remain strong - and we would like to thank you for your support of the measures we have been able to take. In February 2008, you approved the CHF 13 billion issue of mandatory convertible notes (MCNs), which are included in the Tier 1 ratio for first quarter 2008.
Two additional measures were taken in April and are effective in second quarter 2008. We issued EUR 1 billion of perpetual preferred securities and these now form part of Tier 1 capital. And, at the annual general meeting (AGM) on 23 April, your approval of the ordinary capital increase proposed by the Board of Directors will allow us to raise approximately CHF 15 billion of capital that has already been fully underwritten by four leading international banks. Taking into account both these measures, our pro-forma Tier 1 ratio on 31 March 2008 would have been 11.8% and our total capital ratio 15.6% - among the highest in the industry.
The first step in leaving this crisis behind us is an open and honest review of what went wrong. For this reason, a summary of UBS's report to the Swiss regulator was published on our website prior to April's AGM. The report explains the root causes of UBS's losses in the US residential mortgage securities markets through to year-end 2007. We are acutely conscious that the key findings of this report, and the huge financial losses in fourth quarter 2007 and first quarter 2008, are a severe disappointment to all our key constituencies - shareholders, clients, employees and regulators. We share this disappointment and we hope that by providing as much clarity as possible on what happened, we have made an important first step in recovering your confidence. We are personally committed to reforms that enable UBS to recover its reputation and its financial strength.
As discussed at the AGM, the Board of Directors (BoD) has initiated a re-organization of its structure that includes allocating the functions of the Chairman's Office - which will no longer exist - to a number of new BoD committees, each of which have a majority of independent directors. This will include a newly established risk committee, chaired by David Sidwell, who is an experienced banker and finance expert and was elected to the BoD at the AGM.
We can see tangible effects as a result of our initial responses to the losses. Our risk inventory has decreased since third quarter 2007: positions related to US sub-prime have decreased by approximately 60% through a combination of disposals and writedowns. And, while our remaining exposure is still subject to swings in market conditions, we see market demand for these securities returning in certain areas and at the current level of valuations. Risk measurement systems have also undergone corrections, with the first stage in repositioning FICC now complete. The management structure of FICC has been simplified, the areas we wish to exit from are identified and the associated legacy positions are now managed separately by a work-out group. In a further step, we are in the process of creating a new entity to hold substantial parts of this portfolio, with the aim of reducing our exposure to this entity in a way which will optimize value for you, our shareholders, over time. Furthermore, as the results of first quarter illustrate, we have continued to reduce the size of our balance sheet, with an active cutback of trading inventories in our Investment Bank.
We are focused on the profitability of our Investment Bank and this will continue throughout 2008. Our vision, as we have frequently communicated, is to succeed in implementing a truly client-driven Investment Bank built upon UBS's traditional strengths - our global presence, particularly our strong footprint in Europe and Asia; our leading businesses in equities, equity capital markets and foreign exchange; our recent emergence as one of the preferred advisors on mergers and acquisitions; and our long-standing relationships with other financial institutions. Since joining the bank on 17 March 2008, Jerker Johansson has been instrumental in rapidly implementing this vision through his role as Chairman and Chief Executive Officer of the Investment Bank.
As the success of our "one firm" approach depends on the individual success of our businesses, we expect each of UBS's businesses - investment banking, wealth management, asset management and our Swiss retail banking business - to earn an appropriate return on equity. In order to steer management towards pursuing and developing businesses with the best balance between profit potential, risk and effective capital usage, UBS has introduced a new framework that attributes equity capital to individual business groups and business units, taking into account the differing natures, risk profiles and investor expectations. We now publish this measure in our quarterly reports, providing you with information that helps you assess our performance at a more granular level. In future, this will help to ensure that all businesses produce commensurate and sufficient returns to fund their own growth, by cooperating across the firm in the best interest of our clients, but without relying on cost, revenue, or capital cross-subsidies.
The year started with tough business conditions for the financial industry as a whole. We expect this difficult environment to remain and be characterized by a continuing unfavorable global economic climate, deleveraging by institutional and private investors, slower wealth creation and lower trading and capital market activity. The impact will affect all of our businesses and we are required to manage costs, resources and capacity very actively. The Investment Bank expects to employ around 19,000 people at the end of 2008. This will require a reduction of up to 2,600, of which the large majority, unfortunately, will be redundancies. In the other business groups, we will reduce personnel numbers mainly through natural attrition and internal redeployment, although we will not be able to avoid redundancies entirely. Assuming no change in market conditions, we estimate that by mid-2009, UBS as a whole will have about 5,500 fewer employees than today.
6 May 2008
UBS
Peter Kurer, Chairman
Marcel Rohner, Chief Executive Officer

Changes in 2008
Changes to the Board of Directors and Group Executive Board
New Chairman of the Board of Directors
At the annual general meeting (AGM) held on 23 April 2008, Peter Kurer was elected to the Board of Directors (BoD) and thereafter appointed Chairman.
Outgoing Chairman Marcel Ospel has served on the BoD since 2001. On 1 April 2008, it was announced that Mr Ospel had decided not to stand for re-election.
New members of the Board of Directors
Peter Kurer and David Sidwell were elected to the BoD at the AGM on 23 April 2008.
Re-elected members of the Board of Directors
Peter Voser and Lawrence A. Weinbach were re-elected to their positions on the BoD at the AGM on 23 April 2008.
Equity attribution framework
In first quarter 2008, UBS implemented a new framework for attributing the Group's equity to its businesses. This reflects UBS's overarching objectives of maintaining a strong capital base and guiding businesses towards activities with the best balance between profit potential, risk and capital usage. For further details, please see page 18 of the "Capital management" section of this report.
Changes in accounting and presentation
Share-based payments: revisions to International Financial Reporting Standard 2
UBS adopted the amended International Financial Reporting Standard 2 (IFRS 2) on 1 January 2008. As a result, from the date of adoption onwards, most of UBS's share awards are expensed in the performance year instead of over a pre-defined vesting period. UBS has fully restated the two comparative prior years (2006 and 2007), with net profit attributable to UBS shareholders declining by CHF 863 million to a loss of CHF 5,247 million for 2007. The increase in compensation costs was CHF 797 million for 2007, mainly affecting the Investment Bank.
Discontinuation of adjusted expected credit loss concept
Starting in first quarter 2008, UBS ceased using the adjusted expected credit loss concept in its internal management reporting. UBS now books actual credit loss expenses (recoveries) as recorded for financial reporting under IFRS in the business group accounts. Prior year results have been restated. This change has no impact on the Group's overall net profit.
Industrial Holdings to be reported in Corporate Center
Industrial Holdings is now reported as part of Corporate Center. This decision has been made as a result of the continuous reduction over the last three years in UBS's private equity business booked in Industrial Holdings, which is now at a very low level. As in previous years, the strategy continues to be to de-emphasize and reduce exposure to private equity while capitalizing on orderly exit opportunities as they arise.
Capital measurement under Basel II
On 1 January 2008, UBS adopted the revised capital framework of the Basel Committee on Banking Supervision - Basel II - which introduced new and amended capital requirements for the different risk types and revised the calculation of eligible capital.
Regulatory capital requirements are measured by reference to risk weighted assets (RWA). Basel II had the greatest impact on RWA for credit risk, where there were substantial changes in calculation, and operational risk, for which a new capital requirement was introduced. Requirements for market risk and non-counterparty related assets are fundamentally unchanged.
The implementation of these changes led to a slight decrease in UBS's overall capital requirements, as measured by RWA, but the impact on individual business groups varied - Global Wealth Management & Business Banking saw lower RWA for customer loans, mortgages and Lombard lending, while the Investment Bank was subject to higher capital requirements for over-the-counter (OTC) derivatives and repo-style transactions (i.e. repurchase / reverse repurchase and securities, lending and borrowing transactions).
Eligible capital calculations have also been modified by the introduction of new deductions from Tier 1 capital and total capital. These resulted in lower eligible capital and a moderate decline in UBS's capital ratios.
UBS generally applies the more advanced approaches offered by the Basel II framework for calculation of RWA, including the Advanced Internal Ratings Based Approach (AIRB) for credit risk and the Advanced Measurement Approach (AMA) for operational risk.
Capital requirements by risk class
Credit risk
A key change is the calculation of risk weights for credit risk - while Basel I generally considered only counterparty type, Basel II also considers counterparty ratings and is more sensitive to the type of transaction and collateralization.
Under the AIRB approach, risk weights are determined by reference to internal counterparty ratings and loss-given default estimates. UBS uses internal models, approved by the Swiss Federal Banking Commission (SFBC), to measure the credit risk exposures to third parties on OTC derivatives and repo-style transactions. For a smaller part of its credit portfolio, UBS applies the Standardized Approach (SA-BIS), based on external ratings.
Market risk
For most market risk positions, UBS derives its regulatory capital requirement from its internal Value at Risk (VaR) model, which is approved by the SFBC. For some small positions, market risk regulatory capital is computed using the standardized method defined by the SFBC. In order to compute the capital ratios, the total market risk capital requirement is converted to an "RWA equivalent" (shown in the table "Segmentation of required capital" on page 18 as market risk positions) such that the capital requirement is 8% of this RWA equivalent.
Operational risk
Following the introduction of Basel II, UBS is now required to hold capital against operational risks. UBS quantifies operational risk according to the AMA, which considers both historical losses and forward-looking scenarios. Under this approach, capital requirements for operational risk are converted into RWA equivalents in the same way as for market risk.
Non-counterparty related assets
Non-counterparty related assets refer most notably to assets such as UBS premises, other properties, equipment and software. Such assets are not subject to credit or market risk, but they represent a risk to the Group in respect of their potential for write-down and impairment. Therefore, they require capital underpinning according to prescribed regulatory risk weights. With the introduction of Basel II, intangible assets are no longer risk weighted, but are instead deducted from capital.
Swiss Federal Banking Commission requirements
Although UBS determines published RWA according to the Basel II Capital Accord (BIS guidelines), the calculation of UBS's regulatory capital requirement is based on the regulations of the SFBC, leading to higher risk weighted assets for two main reasons:
-a multiplier of 1.1 is applied to credit risk capital requirements calculated using SA-BIS; and
-a multiplier of 3.0 is used to scale-up the capital requirements for non-counterparty related assets.
Consolidation for regulatory capital
UBS's financial statements are produced in accordance with International Financial Reporting Standards (IFRS). Under IFRS, subsidiaries and special purpose entities directly or indirectly controlled by UBS are consolidated. However, for regulatory capital purposes, only subsidiaries that are active in the banking and finance business are consolidated in accordance with Basel II regulations.

UBS results in first quarter 2008
Management report
-Net loss attributable to UBS shareholders of CHF 11,535 million
Operating income
Income from trading businesses was negative CHF 15,761 million, despite CHF 2,103 million of gains on own credit. Results were again heavily impacted by losses on positions related to the US real estate market and other credit positions.
One-time accounting gain of CHF 3,860 million from the accounting treatment of mandatory convertible notes (MCNs).
Income from interest margin businesses was up 8% from first quarter 2007 to CHF 1,581 million, driven by an increase in collateralized lending to wealthy clients worldwide.
Net fee and commission income at CHF 6,215 million, down 14% from a year earlier, with decreases in almost all categories.
Operating expenses
Personnel expenses were down 26% from first quarter 2007, at CHF 5,274 million, reflecting lower accruals for performance-related payments, partly offset by severance costs for staff reductions made in the Investment Bank.
General and administrative expenses increased 18% from a year earlier. Cost cuts in all categories were offset by the increase in legal provisions and related legal fees, mainly in the Investment Bank.

Performance indicators

	Year-to-date
	31.3.08	31.12.07	31.3.07
RoE (%) [1]
as reported	(178.8)	(11.3)	26.8
from continuing operations	(180.0)	(12.2)	26.8

	Quarter ended
	31.3.08	31.12.07	31.3.07
Diluted earnings per share (CHF) [2]
as reported	(5.60)	(6.45)	1.43
from continuing operations	(5.63)	(6.47)	1.43
Cost / income ratio (%) [3]	N/A [4]	N/A [4]	69.6
Net new money (CHF billion) [5]	(12.8)	15.5	52.8

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable). 2 Details of the earnings per share calculation can be found in Note 8. 3 Operating expenses / operating income before credit loss expense or recovery. 4 The cost / income ratio is not meaningful due to negative income. 5 Excludes interest and dividend income.

Key performance indicators
UBS focuses on four key performance indicators: return on equity (RoE), diluted earnings per share (EPS), cost / income ratio and net new money. These are designed to monitor that UBS delivers adequate returns to shareholders and are calculated using results from continuing operations. The results for first quarter 2008 are:
-a decline in UBS's RoE, at negative 180.0% compared with positive 26.8% in first quarter 2007, primarily as a result of the substantial losses in the Investment Bank related to the US mortgage market;
-diluted EPS of negative CHF 5.63, compared with positive CHF 1.43 in first quarter 2007. The first quarter 2008 diluted EPS calculation included shares that will be issued at conversion of the mandatory convertible notes;
-a cost / income ratio that is not meaningful in first quarter due to negative income; and
-net new money outflows of CHF 12.8 billion, compared with inflows of CHF 52.8 billion a year earlier. The decline in Group net new money for first quarter 2008, compared with first quarter 2007, is the cumulative result of lower asset-gathering levels across all business groups. Global Asset Management was most affected, and saw total net new money outflows of CHF 16.5 billion in first quarter 2008, mainly the consequence of underperformance in certain investment capabilities in prior quarters and the generally unsettled investment environment. Institutional clients had a net outflow of CHF 9.6 billion, with outflows in core / value equity strategies, some multi-asset mandates, fixed income and alternative and quantitative investments only partially offset by strong inflows into money market funds and passive and growth equities mandates. In addition, wholesale intermediary recorded net outflows of CHF 6.9 billion in multi-asset, equities funds and other fixed income. Business Banking Switzerland recorded net outflows of CHF 1.9 billion, down from net new money inflows of CHF 2.7 billion in first quarter 2007. The two wealth management units made a combined positive contribution of CHF 5.6 billion to the overall net new money results - well below CHF 44.8 billion in the same quarter a year earlier. A more subdued economic climate and slowdown in financial market activity led to slower creation in personal wealth, reducing the level of net new money inflows into the international business. In Switzerland, UBS felt the negative impact of its financial losses on its reputation, with clients diversifying part of their assets away from UBS. Overall, however, it affected only a small fraction of UBS's total invested assets base.

Net new money [1]
	Quarter ended
CHF billion	31.3.08	31.12.07	31.3.07
Wealth Management International & Switzerland	2.5	23.4	33.9
Wealth Management US	3.1	8.1	10.9
Business Banking Switzerland	(1.9)	0.2	2.7
Global Wealth Management & Business Banking	3.7	31.7	47.5
Institutional	(9.6)	(15.3)	2.7
Wholesale Intermediary	(6.9)	(0.9)	2.6
Global Asset Management	(16.5)	(16.2)	5.3
UBS	(12.8)	15.5	52.8
1 Excludes interest and dividend income.

Invested assets
	As of			% change from
CHF billion	31.3.08	31.12.07	31.3.07	31.12.07	31.3.07
Wealth Management International & Switzerland	1,133	1,294	1,197	(12)	(5)
Wealth Management US	709	840	868	(16)	(18)
Business Banking Switzerland	152	164	164	(7)	(7)
Global Wealth Management & Business Banking	1,994	2,298	2,229	(13)	(11)
Institutional	445	522	528	(15)	(16)
Wholesale Intermediary	320	369	355	(13)	(10)
Global Asset Management	765	891	883	(14)	(13)
UBS	2,759	3,189	3,112	(13)	(11)

Results

Income statement (unaudited)
	Quarter ended			% change from
CHF million, except per share data	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Continuing operations
Interest income	20,222	25,820	25,942	(22)	(22)
Interest expense	(18,543)	(24,283)	(24,634)	(24)	(25)
Net interest income	1,679	1,537	1,308	9	28
Credit loss (expense) / recovery	(311)	(238)	1	31
Net interest income after credit loss expense	1,368	1,299	1,309	5	5
Net fee and commission income	6,215	7,727	7,264	(20)	(14)
Net trading income	(11,643)	(13,915)	4,667	16
Other income	108	757	246	(86)	(56)
Total operating income	(3,952)	(4,132)	13,486	4
Cash components	5,226	5,418	6,293	(4)	(17)
Share-based components	48	866	801	(94)	(94)
Total personnel expenses	5,274	6,284	7,094	(16)	(26)
General and administrative expenses	2,243	2,258	1,902	(1)	18
Depreciation of property and equipment	281	310	300	(9)	(6)
Amortization of intangible assets	49	66	84	(26)	(42)
Total operating expenses	7,847	8,918	9,380	(12)	(16)
Operating profit from continuing operations before tax	(11,799)	(13,050)	4,106	10
Tax expense	(297)	(162)	921	(83)
Net profit from continuing operations	(11,502)	(12,888)	3,185	11

Discontinued operations
Profit from discontinued operations before tax	120	34	6	253
Tax expense	0	2	(2)	(100)	100
Net profit from discontinued operations	120	32	8	275

Net profit	(11,382)	(12,856)	3,193	11
Net profit attributable to minority interests	153	111	162	38	(6)
from continuing operations	107	111	162	(4)	(34)
from discontinued operations	46	0	0
Net profit attributable to UBS shareholders	(11,535)	(12,967)	3,031	11
from continuing operations	(11,609)	(12,999)	3,023	11
from discontinued operations	74	32	8	131	825

Earnings per share
Basic earnings per share (CHF)	(5.59)	(6.45)	1.49	13
from continuing operations	(5.62)	(6.47)	1.49	13
from discontinued operations	0.03	0.02	0.00	50
Diluted earnings per share (CHF)	(5.60)	(6.45)	1.43	13
from continuing operations	(5.63)	(6.47)	1.43	13
from discontinued operations	0.03	0.02	0.00	50

Additional information
Personnel (full-time equivalents) [1]	83,839	83,560	80,637	0	4
1 Excludes personnel from Industrial Holdings.

Group result
Net loss attributable to UBS shareholders in first quarter 2008 was CHF 11,535 million. Losses from continuing operations totaled CHF 11,609 million, while discontinued operations saw a net profit of CHF 74 million due to the sale of the last fully consolidated operating private equity participation.
Operating income
In first quarter 2008, UBS recorded negative total operating income of CHF 3,952 million, down from positive CHF 13,486 million in first quarter 2007.
Net interest income and net trading income
Net interest income was positive CHF 1,679 million in first quarter 2008, in comparison with CHF 1,308 million in first quarter 2007.
Net trading income dropped to negative CHF 11,643 million in first quarter 2008, from positive CHF 4,667 million in first quarter 2007.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). The latter component of interest income is volatile from periodto period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, UBS analyzes the total according to the business activities that giverise to the income, rather than by the type of income generated.
Net income from trading businesses
In first quarter 2008, net income from trading businesses dropped to negative CHF 15,761 million from positive CHF 4,274 million in first quarter 2007. Income in first quarter 2008 was impacted by losses on exposures to the US real estate market. UBS marked down its holdings in US student loan asset-backed securities and certain leveraged finance commitments. Further credit valuation adjustments were made on protection bought from monoline insurers. See Note 3 on page 29 and the discussion of FICC's revenues on page 16 for further detail.
As a result of observed market widening of UBS's credit spread in the first three months of 2008, the Investment Bank recorded gains on own credit of CHF 2,103 million in net trading income (structured liabilities for which the fair value option was elected). These gains would reverse if credit spreads tightened again.
Trading results in most fixed income, currencies and commodities (FICC) areas were very weak, except for rates where the strong first quarter result was driven by the European swaps and options business and record revenues in government bond trading. Credit recorded losses in proprietary strategies and in credit trading, driven by high market volatility and lack of liquidity. Structured products were down compared with first quarter 2007, which was positively impacted by strong revenues in the US and Europe. Commodities trading revenues were down as energy had a weak quarter in difficult markets with limited client flow.
Equities trading revenues in first quarter 2008 were down from the same quarter in 2007, mainly as a result of the considerable decline in proprietary trading revenues in all regions leading to an overall negative result. Derivatives revenues fell as lower European revenues were only partially offset by increases in the Americas and Asia Pacific. Cash equities trading revenues were down in Europe. Equity-linked products continued to suffer from difficult market conditions which resulted in reduced liquidity. Prime services (prime brokerage and exchange-traded derivatives) recorded higher revenues, especially in Europe.
Net income from interest margin businesses
At CHF 1,581 million in first quarter 2008, net income from interest margin businesses was up CHF 115 million, or 8%, from the same quarter a year earlier. The change was driven by an increase in collateralized lending to wealthy clients worldwide. It also reflects an increase in spreads, particularly for euro and Swiss franc deposits, and higher volumes of mortgages to Swiss clients.

Net income from treasury activities and other
Net income from treasury activities and other was CHF 4,216 million in first quarter 2008, up from CHF 235 million in first quarter 2007. This increase was primarily due to a one-time gain of CHF 3,860 million resulting from the accounting treatment of mandatory convertible notes (MCNs) issued on 5 March 2008 (please see Note 12 for further details). Further positive contributions came from the management of the currency risk at Group level, and from the mark-to-market gains on USD foreign exchange options. These positive effects were partially offset by lower returns achieved on the lower equity base.

Net interest and trading income
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Net interest income	1,679	1,537	1,308	9	28
Net trading income	(11,643)	(13,915)	4,667	16
Total net interest and trading income	(9,964)	(12,378)	5,975	20

Breakdown by businesses
Net income from trading businesses [1]	(15,761)	(14,420)	4,274	(9)
Net income from interest margin businesses	1,581	1,637	1,466	(3)	8
Net income from treasury activities and other	4,216	405	235	941
Total net interest and trading income	(9,964)	(12,378)	5,975	20
1 Includes lending activities of the Investment Bank.

Net fee and commission income
In first quarter 2008, net fee and commission income was CHF 6,215 million, down 14% from CHF 7,264 million in first quarter 2007. Income for most fee categories declined in first quarter 2008, in comparison with first quarter 2007, as outlined below:
-underwriting fees fell 54% to CHF 381 million, driven by a 59% decline in equity underwriting income with reduced market activities in all regions and a 46% decline in debt underwriting fees which were negatively affected by continuing market dislocation in the US;
-mergers and acquisitions and corporate finance fees fell 7% to CHF 417 million, in line with the industry trend of a decline in mandated deals;
-net brokerage fees fell 2% to CHF 1,846 million, with lower client transaction volumes in the wealth management businesses only partially offset by increased revenues in the Investment Bank's exchange-traded derivatives business;
-investment fund fees fell 9% to CHF 1,592 million due to lower sales-based fees and the reduced average asset base;
-portfolio and other management and advisory fees fell 12% to CHF 1,706 million mainly due to reduced management and performance fees from alternative and quantitative investments in Global Asset Management, as well as a lower asset base, and therefore lower related fees, in the wealth management businesses; and
-other commission expenses increased to CHF 586 million in first quarter 2008 from CHF 440 million in first quarter 2007, mainly due to expansion of the Asian-based equity derivatives business and the equity cash business.
Other income
Other income in first quarter 2008 was CHF 108 million, a decrease from CHF 246 million in first quarter 2007. First quarter 2007 included gains from the sale of positions from Industrial Holdings.
Operating expenses
Total operating expenses were CHF 7,847 million in first quarter 2008, down 16% from CHF 9,380 million in first quarter 2007.
Personnel expenses
Personnel expenses were CHF 5,274 million in first quarter 2008, down 26% from CHF 7,094 million in first quarter 2007. Accruals for performance-related payments fell as a result of UBS's first quarter loss, which followed writedowns related to the US credit crisis. Share-based compensation was at a very low level in first quarter 2008. This occurred because of a decline in currencies (particularly the US dollar and the British pound) against the Swiss franc and a decline of the UBS share price, which resulted in an over-accrual for performance payments from fourth quarter 2007 following the restatement made in relation to the amended International Financial Reporting Standards 2 (IFRS 2). On the other hand, some personnel costs were up, mainly reflecting severance costs in the Investment Bank which further reduced staff levels during first quarter 2008.
General and administrative expenses
At CHF 2,243 million in first quarter 2008, general and administrative expenses increased by CHF 341 million from CHF 1,902 million in the same period one year earlier. Legal provisions and related legal fees increased, mainly in the Investment Bank, but all the other categories of general and administrative expenses were reduced. Travel and entertainment and outsourcing of IT and other services declined, mainly in the Investment Bank following cost reduction measures. Rent and maintenance of machines and equipment were down on lower IT costs. Telecommunications and postage expenditures were reduced due to lower market data services and communication expenses. Marketing and public relations expenses declined due to lower advertising costs in Corporate Center and Global Wealth Management & Business Banking. Compared with fourth quarter 2007, general and administrative expenses were down by 1%. Higher legal provisions almost fully offset the reductions in all other cost categories.
Depreciation
Depreciation was CHF 281 million in first quarter 2008, down CHF 19 million from a year ago, due to lower IT- related depreciation.
Amortization of intangible assets
At CHF 49 million, amortization of intangible assets declined 42% from CHF 84 million a year ago, reflecting the fact that certain intangible assets related to Pactual were fully amortized at the end of 2007.
Tax
UBS recognized a net credit for taxation of CHF 297 million in first quarter 2008. This reflects Swiss tax relief related to losses incurred on UBS's exposure in the US mortgage market. These tax benefits were partially offset by tax expenses in locations where UBS was profitable. Furthermore, UBS did not recognize any tax benefits (deferred tax assets) in the US on the substantial losses that it made during first quarter 2008.
Personnel

Personnel [1]
	As of			% change from
Full-time equivalents (FTEs)	31.3.08	31.12.07	31.3.07	31.12.07	31.3.07
Switzerland	27,946	27,884	27,261	0	3
UK	8,484	8,813	8,692	(4)	(2)
Rest of Europe	5,049	4,776	4,497	6	12
Middle East / Africa	142	139	119	2	19
USA	29,666	29,921	29,952	(1)	(1)
Rest of Americas	2,100	2,054	1,817	2	16
Asia Pacific	10,452	9,973	8,299	5	26
Total	83,839	83,560	80,637	0	4
1 Personnel numbers exclude five full-time equivalents (FTEs), 3,843 FTEs and 3,891 FTEs from Industrial Holdings for 1Q08, 4Q07 and 1Q07, respectively.

The number of people employed at UBS was 83,839 on 31 March 2008, up 279 compared with the end of fourth quarter 2007. Staff levels rose in Global Wealth Management & Business Banking, Global Asset Management and Corporate Center, while the Investment Bank reduced staff levels.
Global Wealth Management & Business Banking increased its workforce by 349 employees since the end of fourth quarter 2007. The international and Swiss wealth management business added 346 people, including 243 new client advisors (123 new client advisors internationally, mainly in Asia Pacific and Europe, and 120 in Switzerland). UBS's US wealth management business decreased its number of financial advisors by 29, though levels of non-financial advisor staff rose in support of the branch network and staff training functions. The number of personnel in Business Banking Switzerland decreased slightly by 21.
Staff levels in Global Asset Management were up, mainly due to the acquisition of Caisse Centrale de Réescompte in France which added 165 employees. Other increases were in fund services, real estate and the Brazilian asset management business.
The number of Investment Bank employees decreased by 3% since the end of fourth quarter 2007 and, consistent with plans announced in October 2007, by a total of 1,513 people since the end of third quarter 2007.

Business group performance from continuing operations before tax
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Wealth Management International & Switzerland	1,429	1,652	1,503	(13)	(5)
Wealth Management US	183	208	155	(12)	18
Business Banking Switzerland	540	602	532	(10)	2
Global Wealth Management & Business Banking	2,152	2,462	2,190	(13)	(2)
Global Asset Management	330	485	395	(32)	(16)
Investment Bank	(18,228)	(16,034)	1,539	(14)
Corporate Center	3,947	37	(18)
UBS	(11,799)	(13,050)	4,106	10

Risk concentrations
Identification of risk concentrations
A concentration of risk exists where: (i) positions in financial instruments are affected by changes in the same risk factor or group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.
The identification of risk concentrations necessarily entails judgment regarding potential future developments. This is because such developments cannot be predicted with certainty and may vary from period-to-period. In determining whether a concentration of risk exists, risk controllers consider a number of elements, both individually and in combination. These elements include: the shared characteristics of the instruments; the size of the position; the sensitivity of the position to changes in risk factors and the volatility of those factors; the liquidity of the markets in which the instruments are traded and the availability and effectiveness of hedges or other potential risk mitigants; and the risk-reward profile of the positions.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or the risk should be mitigated, and the available means to do so. Identified concentrations are subject to increased monitoring.
Based on its assessment of the portfolios and asset classes where there is the potential for material loss in a stress scenario relevant to the current environment, UBS believes that the exposures shown in this section can be considered risk concentrations according to this definition.
There is clearly a possibility that material losses could arise on asset classes and positions other than those disclosed in this section, if the correlations that emerge in a stressed environment differ markedly from those envisaged by UBS. The firm has, for example, exposures to other US asset-backed securities (ABSs), US prime mortgages, non-US residential and commercial real estate and mortgages (including the Swiss mortgage market), non-US ABSs, non-US reference-linked note (RLN) programs and structured credit programs, including the Canadian commercial paper restructuring. It is exposed to credit spread and default risk on its fixed income trading inventory, to idiosyncratic risk on both equities and fixed income inventory and to emerging markets country risk in many of its trading activities. It has derivatives transactions and a significant prime services business through which it is exposed to the hedge fund industry. Exposures arise on short positions used to imperfectly hedge overall financial market health which could suffer losses and any losses may not be offset by corresponding gains on the assets hedged. If UBS decided to support a Global Asset Management fund or another investment sponsored by UBS, it might, depending on the facts and circumstances, present risks that could increase to material levels. UBS does not currently foresee the likelihood of material losses on such positions in the near term but the possibility cannot be definitively ruled out.
In the tables in this section, the size of the positions held by UBS is generally expressed as "net exposure", with gross exposures detailed in the footnotes in certain cases. Net exposure for each instrument class represents long positions minus short positions where hedge effectiveness is considered to be high. If, at some future date, hedges are considered to have become ineffective, UBS's net exposures will increase. From an internal risk management perspective, it is necessary to look beyond net exposure and consider important characteristics of the underlying assets and financial instruments - for example factors such as vintages, delinquency rates and credit ratings in the underlying mortgage pools, differences in attachment points, timing of cash flows and control rights in the securities held, and basis risks and counterparty risk associated with the hedges.
Market developments
The area of UBS most severely affected by the progressive market dislocation during 2007 and first quarter 2008 continues to be the fixed income, currencies and commodities (FICC) business of the Investment Bank, which has exposures to US residential mortgage markets and other asset-backed securities in a number of portfolios. US mortgage markets deteriorated further in first quarter 2008, driven by increasing homeowner delinquencies and exacerbated by fears of a US recession, which contributed to an acute lack of market liquidity across the whole sector. Prices of US municipal and asset-backed securities were affected by uncertainties about the financial state of monoline insurers, and contagion spread more broadly beyond the US and to other securitized credit markets which had not been significantly impacted in prior periods. During first quarter 2008, the values of UBS's positions in US residential mortgage-backed securities (RMBSs) and super senior RMBS collateralized debt obligations (CDOs) were subject to further significant writedowns, and other asset-backed positions, most notably those backed by US student loans, also lost value. Further credit valuation adjustments were also taken against credit default protection purchased from monoline insurers.
Exposure to US mortgage markets
US residential mortgages - classification of related securities
During first quarter 2008, UBS comprehensively reviewed its classification of US residential mortgage-backed securities (RMBSs) in order to ensure consistent allocations to sub-prime, Alt-A and prime. It is important to note that there is no agreed industry-wide definition that allows RMBSs to be classified and a certain degree of judgment is inevitably required, especially for securities with limited data regarding the underlying mortgage population.
The review focused on the following factors:
-classifications by external data providers which UBS assessed as reliable;
-known characteristics of particular issuers of the securities (also known as "shelves");
-the quality of the borrowers represented in the underlying mortgage pools, as measured by the scores provided by the Fair Isaac Credit Organization (FICO); and
-other characteristics, including the prevalence of mortgages with high loan-to-value (LTV) ratios.
The classification is now based on the following criteria:
-RMBSs were classified as sub-prime when data providers labeled the securities as "home equity", when average FICO scores fell below 660 or when the issuer is considered a sub-prime issuer by market participants. When the primary criteria did not provide a definitive classification (for example, due to lack of available information on FICO scores), other characteristics were used, including information on the prevalence of loans with high LTV ratios (above 80%);
-RMBSs were classified as Alt-A when data providers labeled the securities as "Alt-A", when the FICO score was 720 or below (but not below 660) or when the issuer is considered an Alt-A issuer by market participants; and
-RMBSs were classified as prime where none of the conditions for classification as Alt-A or sub-prime were met.
As a result of this review, at 31 March 2008 an additional USD 1.7 billion were classified as Alt-A positions and an additional USD 0.1 billion were classified as sub-prime. Also, positions of USD 1.6 billion were no longer classified as prime. Had UBS applied the same classification in fourth quarter 2007, the positions in Alt-A and sub prime would have each been approximately USD 1.0 billion higher on 31 December 2007, and prime positions would have been USD 2.3 billion lower.

US sub-prime residential mortgage exposures and profit and loss information
USD million	Net exposures as of 31.12.07 [1,2]	Profit and loss 1Q08 [3]	Other net changes in net exposures [4]	Net exposures as of 31.3.08 [1,5]
Super senior residential mortgage-backed securities (RMBSs) collateralized debt obligations (CDOs)	13,325	(5,323)	(1,361)	6,641
RMBSs	14,180	(2,107)	(3,199)	8,874
Warehouse and retained RMBS CDOs	73	180	(120)	133
Total	27,578	(7,250)	(4,680)	15,648
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 Includes USD 696 million of residential mortgage-backed securities (RMBSs) CDO exposure where the hedge protection from a single monoline insurer is considered ineffective. See monoline table where this exposure is also included. 3 Amounts exclude credit valuation adjustments of USD 509 million taken in first quarter 2008 for a single monoline insurer where hedge protection is considered ineffective. 4 Includes additions, disposals, amortizations, adjustments to hedges, reclassifications, including changes in the fair value of hedges considered ineffective as set out in footnote 3. 5 At 31 March 2008, the market value of the gross exposure was USD 6,741 million for super senior RMBS CDOs (excluding monoline exposure), USD 13,260 million for RMBS and USD 447 million for warehouse and retained RMBS CDOs. See monoline table below for details on the monoline exposures.

Positions related to US residential sub-prime mortgages
UBS's net exposure to sub-prime mortgages was reduced by more than 40% since the end of 2007, to USD 15.6 billion at 31 March 2008, through a combination of writedowns, asset sales, hedging and amortizations. Writedowns were mainly recorded in super senior sub-prime RMBS CDOs where average marks have been reduced substantially. Asset sales were realized mostly in sub-prime RMBSs.
On 31 March 2008, around one-third of UBS's remaining positions in super senior RMBS CDOs referred to mortgage loans of vintage 2005 or earlier. The other two-thirds referred predominantly to mortgage loans with 2006 vintages, with a small amount referring to 2007 vintages. These securities have a range of subordination levels and maturities and rights upon events of default also vary.
At the same date, approximately 80% of sub-prime RMBSs referred to mortgage loans with 2006 and 2007 vintages, while the remaining securities referred to mortgage loans of 2005 or earlier vintages. On 31 March 2008, the overwhelming majority of these RMBSs were rated AAA. The weighted average life of the bonds in this AAA pool is itself two years on average.
Positions related to US residential Alt-A mortgages

US Alt-A residential mortgage exposures and profit and loss information
USD million	Net exposures as of 31.12.07 [1,2]	Profit and loss 1Q08 [3]	Other net changes in net exposures [4]	Net exposures as of 31.3.08 [1,5]
Super senior RMBS collateralized debt obligations (CDOs)	877	(431)	(129)	317
AAA-rated RMBSs backed by first lien mortgages	21,216	(4,450)	(2,242)	14,524
Other RMBSs	4,576	(1,193)	(1,122)	2,261
Total	26,669	(6,074)	(3,493)	17,102
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 Includes USD 4 million of RMBS CDO exposure where the hedge protection from a single monoline insurer is considered ineffective. See monoline table where this exposure is also included. 3 Amounts exclude credit valuation adjustments of USD (23) million taken in first quarter 2008 for a single monoline insurer where hedge protection is considered ineffective. 4 Includes additions, disposals, amortizations, adjustments to hedges, reclassifications, including changes in the fair value of hedges considered ineffective as set out in footnote 3. 5 At 31 March 2008 the market value of the gross exposure was USD 317 million for super senior RMBSs CDOs (excluding monoline exposure), USD 14,563 million for AAA-rated RMBSs backed by first lien mortgages and USD 2,395 million for other RMBSs. See table below for details on the monoline hedges.

UBS's net exposure to US residential Alt-A mortgages has reduced by approximately one-third since year-end 2007, to USD 17.1 billion at 31 March 2008. These Alt-A positions can be divided into two main categories. The first consists of AAA-rated RMBSs, backed by first lien mortgages, which amounted to USD 14.5 billion net exposure at 31 March 2008. The second category consists of super senior RMBS CDOs and other RMBSs, either non-AAA or backed by second lien mortgages. These positions amounted to USD 2.6 billion at the same date.
During first quarter 2008, writedowns were mainly recorded in AAA-rated Alt-A RMBSs backed by first lien mortgages. UBS was also able to sell a number of these positions as well as other Alt-A RMBSs.
Positions related to US commercial real estate

US commercial real estate exposures and profit and loss information
USD million	Net exposures as of 31.12.07 [1]	Profit and loss 1Q08	Other net changes in net exposures [2]	Net exposures as of 31.3.08 [1,3]
Super senior CMBS collateralized debt obligations (CDOs)	978	(202)	1	777
US CMBS/CMBX trading positions	2,643	(154)	(51)	2,438
US commercial real estate loans [4]	4,157	(87)	(953)	3,117
Total	7,778	(443)	(1,003)	6,332
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 Includes additions, disposals, amortizations and adjustments to hedges. 3 At 31 March 2008, the market value of the gross exposure was USD 777 million for super senior CMBS CDOs (excluding monoline exposure), USD 13,696 million for CMBS/CMBX trading positions and USD 3,117 million for US commercial real estate loans. 4 Includes net exposures of USD 411 million from equity investments.

UBS has exposure to US commercial real estate from two sources. The first is its trading inventory, which includes super senior commercial mortgage-backed securities (CMBS) CDOs, CMBS and positions held for securitization, amounting to a net exposure of USD 3.2 billion at 31 March 2008. All of the CMBS positions were rated AA or better.
The second category consists of direct loans and investments totaling USD 3.1 billion on 31 March 2008, of which USD 411 million are classified as equity investments. The assets in this category are diversified by sector and geography.
In first quarter 2008, UBS reduced its marks mainly on super senior CMBS CDOs and was able to reduce exposures, in particular to US commercial real estate loans.
Positions related to the US reference-linked note program

US reference-linked note program exposures and profit and loss information
USD million	Net exposures as of 31.12.07 [1,3]	Profit and loss 1Q08	Other net changes in net exposures [2]	Net exposures as of 31.3.08 [1,3]
Sub-prime and Alt-A	3,844	(1,190)	197	2,851
Commercial mortgage-backed securities (CMBSs)	3,011	(164)	(974)	1,873
Other ABSs and corporate debt	4,371	(204)	47	4,214
Total	11,226	(1,558)	(730)	8,938
1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective. 2 Includes additions, disposals, amortizations, adjustments to hedges. 3 US reference-linked note exposure has been excluded from the corresponding asset categories.

US reference-linked note program: gross versus net exposures
	31.3.08			31.12.07
USD million	Gross exposures	Remaining credit protection [1]	Net exposures	Gross exposures	Remaining credit protection [1]	Net exposures
Reference pool notional	16,851	3,826	13,025	16,851	3,826	13,025
Market value	10,516	1,578	8,938	13,188	1,962	11,226
of which: sub-prime and Alt-A	3,183	332	2,851	4,396	552	3,844
of which: commercial mortgage-backed securities (CMBSs)	2,511	638	1,873	3,605	594	3,011
of which: other asset-backed securities (ABSs) and corporate debt	4,822	608	4,214	5,187	816	4,371
1 Attribution of credit protection to different asset categories for each transaction assumes that protection will be used first to absorb potential additional losses on sub-prime and Alt-A assets, second to absorb losses on CMBSs assets and third to absorb losses on other asset categories.

The structure of UBS's reference-linked note (RLN) program is explained in the sidebar below.
UBS has created ten US RLNs to date. The maximum permitted aggregate face value of the underlying asset pools totals USD 16.9 billion, against which UBS in aggregate holds a first loss credit protection of USD 3.8 billion provided by the RLN note-holders. This means that UBS is protected up to this amount in case of defaults in the underlying pool. To date, defaults and / or realized losses have been minimal and the overwhelming majority of the protection provided by the RLN note holders is therefore still intact.
As the fair value of the underlying asset pool has experienced further markdowns during the quarter, the fair value of the RLN protection has experienced a corresponding further increase. However, the magnitude of this increase is smaller than the asset decline, since the credit protection is only partial. The net result of these movements was a first quarter loss totalling USD 1.6 billion, related mainly to the sub-prime and Alt-A component of the US RLN program.
While the overwhelming majority of the protection still remains intact from the point of view of actual realization, in fair value terms the amount of protection remaining has decreased from USD 2.0 billion to USD 1.6 billion.
The total net exposure to assets held by UBS in connection with the US RLN program was USD 8.9 billion on 31 March 2008, a reduction of USD 2.3 billion since year-end 2007.
Reference-linked note program
Reference-linked notes (RLNs) are credit-linked notes issued by UBS and referenced to an underlying pool of assets which are consolidated on UBS's balance sheet. The assets consist of a variety of fixed income positions, including corporate bonds, collateralized loan obligations, residential mortgage-backed securities, commercial mortgage-backed securities, collateralized debt obligations and other asset-backed securities. The proceeds of the notes provide UBS with credit protection, up to a certain percentage, against defined default events in the underlying asset pool. Maturity of the notes generally exceeds the life of the instruments included in the underlying pool.
Through the lifetime of each RLN, UBS will realize losses if defaults in the underlying asset pool exceed the percentage protection, or if assets which do not ultimately default are sold at a loss.
Up to maturity, UBS is subject to revenue volatility as the RLN program is classified as held for trading under International Financial Reporting Standards and is therefore carried at fair value. Since the inception of the US RLN program, the credit protection has been valued using approaches that UBS considers to be consistent with market standard approaches for tranched credit protection. UBS seeks to actively manage its risk exposures in connection with the US RLN program via derivative and cash market positions. This can also contribute to revenue volatility.
Exposure to monoline insurers

Exposure to monoline insurers, by rating [1]
USD million	31.3.08
	Notional amount [3]	Fair value of underlying CDOs [4]	Fair value of CDSs prior to credit valuation adjustment [5]	Credit valuation adjustment as of 31.3.08	Fair value of CDSs after credit valuation adjustment
Credit protection bought from monoline insurers rated [2]	Column 1	Column 2	Column 3 (=1-2)	Column 4	Column 5 (=3-4)
Monolines on US RMBS CDO	11,627	4,454	7,173	2,349	4,824
of which: from monolines rated AAA to A	7,631	2,763	4,868	807	4,061
on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	5,696	2,106	3,590	569	3,021
on US sub-prime RMBS CDOs mezzanine	1,109	254	855	154	701
on other US RMBS CDOs	826	403	423	84	339
of which: from monolines rated BBB and below [6]	3,996	1,691	2,305	1,542	763
on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	615	166	449	89	360
on US sub-prime RMBS CDOs mezzanine	1,625	696	929	929	0
on other US RMBS CDOs	1,756	829	927	524	403
Monolines on other than US RMBS CDO	12,937	11,161	1,776	267	1,509
of which from monolines rated AAA to A	12,167	10,571	1,596	231	1,366
of which from monolines rated BBB and below	770	591	179	36	143
Total [7]	24,564	15,616	8,949	2,616	6,333
1 Excludes the benefit of credit protection purchased from unrelated third parties. 2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies. 3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection. 4 Collateralized debt obligations (CDOs). 5 Credit default swaps (CDSs). 6 Remaining credit protection from one single monoline insurer rated BBB and below in the amount of USD 696 million on sub-prime RMBS mezzanine CDOs and USD 333 million on other RMBS CDOs is considered ineffective. On 31 March, the valuation of the CDSs amounts to USD 929 million and USD 423 million respectively, against which UBS has taken a credit valuation adjustment of 100%. 7 On 31 December 2007, the overall fair value of CDSs amounted to USD 4,476 million, of which USD 3,809 million are related to US RMBS positions and USD 667 million to other than US RMBS positions. The corresponding credit valuation adjustment amount taken against this exposure was USD 919 million, of which USD 871 million are related to US RMBS positions and USD 48 million to other than US RMBS positions. The difference between the credit valuation adjustment on 31 December 2007 and 31 March 2008 in the amount of USD 1.7 billion represents the loss booked in first quarter 2008 (see Note 3).

The vast majority of UBS's direct exposure to the monoline sector arises from over-the-counter (OTC) derivative contracts - mainly credit default swaps (CDSs). On 31 March 2008, the total fair value of CDS protection purchased from monoline insurers, across all asset classes, was USD 6.3 billion, after cumulative credit valuation adjustments of USD 2.6 billion. Of these totals, USD 4.8 billion represents CDSs bought as protection for portfolios of US RMBS CDOs, after cumulative credit valuation adjustments of USD 2.3 billion.
Direct exposure to monoline insurers is calculated as the sum of the fair values of individual CDSs. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge is reduced.
The table on the right shows the CDS protection bought from monoline insurers. It illustrates the notional amounts of the protection originally bought, the fair value of the underlying instruments and the fair value of the CDSs both prior to and after credit valuation adjustments taken for these contracts. The methodology for calculating the monoline credit value adjustment is subject to substantial judgment and based partially on the illiquid credit default swap markets, which provide only a rough approximation of the implicit likelihood that monolines would default on their obligations to UBS. As such there is considerable uncertainty. Further, assessing the severity of loss to UBS in the event of a monoline default is also subject to substantial judgment and uncertainty.
In first quarter 2008, UBS took credit valuation adjustments of USD 766 million on US RMBS CDOs purchased from a monoline insurer whose credit rating was downgraded to "non-investment grade" in fourth quarter 2007. These valuation adjustments reflect the degree to which UBS considers its claims against this monoline counterparty to be impaired. For risk management purposes, the underlying US RMBS CDOs are treated as unhedged on 31 March 2008 and are also included in the corresponding super senior RMBS CDO exposure.
In its trading portfolio, UBS also has indirect exposure to monoline insurers through securities which they have guaranteed ("wrapped"), issued by US states and municipalities, US student loan programs and other asset-backed securities totaling approximately USD 14 billion on 31 March 2008 (approximately USD 11 billion on 31 December 2007).
Exposure to student loan asset-backed securities

Student loan exposure and profit and loss information
USD million	Net exposures as of 31.12.07 [1]	Profit and loss 1Q08	Other net changes in net exposures [2]	Net exposures as of 31.3.08 [1,3]
US Student loan auction rate certificates [4]	4,490	(804)	5,015	8,701
US Student loan variable rate demand obligations	174	1	(50)	125
Other US student loan ABSs	3,015	(171)	(1,251)	1,593
Total	7,679	(974)	3,714	10,419
1 Net exposure represents market value of gross exposure net of treasury hedges. 2 Includes additions, disposals, amortizations and adjustments to hedges. 3 At 31 March 2008, USD 4,977 million of the US student loan auction rate certificates (ARCs) and USD 16 million of the US student loan variable rate demand obligations were monoline wrapped. 4 In addition to the US student loan ARCs, UBS was holding USD 1,104 million core municipal auction rate certificates on 31 March 2008. The corresponding amount for 31 December 2007 was USD 1,387 million.

Auction rate certificates (ARCs) and variable rate demand obligations (VRDOs) are long-term securities structured to allow frequent reset of their coupon and, at the same time, the possibility for holders to redeem their investment or, in the case of ARCs, sell it in a periodic auction, giving the securities some of the characteristics of a short-term instrument in normal market conditions. They are typically issued by municipal entities and student loan trusts, and may be wrapped by monoline insurers.
Coupons paid on ARCs are determined by an auction at the beginning of each interest reset period, whereas VRDO coupons are adjusted on a periodic basis, the intention being to allow investors to earn a market rate of interest. VRDOs typically include a feature allowing an investor to sell the security to a liquidity provider, generally a bank. UBS sponsors student loan ARC and VRDO programs and, although it is not obligated to do so, has provided liquidity, from time to time, to these markets by submitting bids to ARC auctions and in the case of VRDOs by purchasing securities in the re-marketing period.
In first quarter 2008, as a result of the general deterioration of credit markets and exacerbated by concerns about the financial status of monoline insurers, the markets for ARCs and VRDOs - particularly those ARCs backed by student loans - were severely disrupted, resulting in illiquidity in the majority of student loan ARCs and certain VRDOs. In the early part of first quarter, UBS built up significant inventory through its support for these markets, which in the case of ARCs has since been discontinued and in the case of VRDOs is limited. The inventory was marked down to account for the market's illiquidity, resulting in a loss of USD 974 million in first quarter 2008, mainly in ARCs.
On 31 March 2008, UBS had student loan ARC positions in its trading inventory with a market value totaling USD 8.7 billion, of which USD 5 billion were monoline wrapped.
Exposure to leveraged finance deals
UBS has highly leveraged finance commitments entered into both before and after the market dislocation in July 2007. Transactions since this dislocation have typically had pricing terms and covenant and credit protection that are more favorable to underwriters and investors than those entered into in the first half of 2007, and are thus closer to the market conditions now prevailing. On 31 March 2008, commitments entered into by UBS before the dislocation ("old deals") amounted to USD 3.6 billion while those entered into subsequent to the dislocation ("new deals") totaled USD 5 billion.
These commitments are carried at fair value. On 31 March 2008, the cumulative markdown of these transactions was USD 522 million, reflecting the estimated cost of distribution, net of fees. Gross of fees, the cumulative markdown was USD 647 million. Gross markdowns in first quarter 2008 were USD 298 million.

Leveraged finance commitments [1]
USD million	Commitments as of 31.3.08	Commitments as of 31.12.07
Old deals	3,578	5,622
of which: funded	3,259	3,231
New deals	5,004	5,753
of which: funded	3,954	4,228
Total	8,582	11,375
1 A leveraged finance deal is defined based on an internal rating which equals an external corporate credit rating of BB- or worse at the point of commitment.

Credit risk
UBS recorded a credit loss expense of CHF 311 million in first quarter 2008, compared with CHF 238 million in fourth quarter 2007 and a recovery of CHF 1 million in first quarter 2007.
In first quarter 2008, the Investment Bank recorded a credit loss expense of CHF 308 million, of which CHF 306 million is in respect of securities financing positions that either have been liquidated or are in the process of being liquidated. In comparison, credit loss expenses of CHF 223 million were booked in fourth quarter 2007 and CHF 20 million in first quarter 2007.
Global Wealth Management & Business Banking reported a CHF 3 million credit loss expense in first quarter 2008, compared with CHF 15 million in fourth quarter 2007 and net recoveries of CHF 21 million in first quarter 2007.

Credit loss (expense) / recovery
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Global Wealth Management & Business Banking	(3)	(15)	21	(80)
Investment Bank	(308)	(223)	(20)	38
UBS	(311)	(238)	1	31

UBS's gross lending portfolio was CHF 388 billion on 31 March 2008, down from CHF 398 billion on 31 December 2007. In Global Wealth Management & Business Banking, the gross lending portfolio was CHF 245 billion on 31 March 2008, compared with CHF 249 billion on the previous quarter-end, with the reduction being mainly due to lower secured lending activities in the international wealth management units. The gross lending portfolio in the Investment Bank was CHF 142 billion, down from CHF 148 billion on 31 December 2007. This reduction was mainly due to lower volumes in secured client financing businesses.
The ratio of the impaired lending portfolio to the total gross lending portfolio remained unchanged at 0.6% on 31 March 2008. The level of the gross impaired lending portfolio was CHF 2,192 million on 31 March 2008, down 8% from CHF 2,392 million on 31 December 2007. This reduction was mainly due to repayments of impaired loans in the Investment Bank.

Allowances and provisions for credit losses
CHF million	Wealth Management International & Switzerland		Wealth Management US		Business Banking Switzerland		Global Wealth Management & Business Banking		Investment Bank		Others [1]		UBS
As of	31.3.08	31.12.07	31.3.08	31.12.07	31.3.08	31.12.07	31.3.08	31.12.07	31.3.08	31.12.07	31.3.08	31.12.07	31.3.08	31.12.07
Due from banks	207	254	947	1,067	6,080	6,916	7,234	8,237	56,018	52,164	516	534	63,768	60,935
Loans	82,271	84,683	16,256	17,417	139,576	138,541	238,103	240,641	85,662	95,760	641	466	324,406	336,867
Total lending portfolio, gross [2]	82,478	84,937	17,203	18,484	145,656	145,457	245,337	248,878	141,680	147,924	1,157	1,000	388,174	397,802
Allowances for credit losses	(14)	(12)	0	0	(869)	(896)	(883)	(908)	(107)	(123)	0	0	(990)	(1,031)
Total lending portfolio, net	82,464	84,925	17,203	18,484	144,787	144,561	244,454	247,970	141,573	147,801	1,157	1,000	387,184	396,771
Impaired lending portfolio, gross	6	5	0	0	1,770	1,815	1,776	1,820	416	572	0	0	2,192	2,392
Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0	(705)	(740)	(705)	(740)	(247)	(364)	0	0	(952)	(1,104)
Impaired lending portfolio, net of collateral	6	5	0	0	1,065	1,075	1,071	1,080	169	208	0	0	1,240	1,288
Allocated allowances for impaired lending portfolio	6	5	0	0	845	869	851	874	107	123	0	0	958	997
Other allowances for lending portfolio	8	7	0	0	24	27	32	34	0	0	0	0	32	34
Total allowances for credit losses in lending portfolio	14	12	0	0	869	896	883	908	107	123	0	0	990	1,031
Allowances and provisions for credit losses outside of lending portfolio	0	0	0	0	52	60	52	60	367	73	0	0	419	133

Ratios
Allowances for lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.0	0.0	0.6	0.6	0.4	0.4	0.1	0.1	0.0	0.0	0.3	0.3
Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.0	0.0	1.2	1.2	0.7	0.7	0.3	0.4	0.0	0.0	0.6	0.6
Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	0.0	0.0	47.7	47.9	47.9	48.0	25.7	21.5	0.0	0.0	43.7	41.7
Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	0.0	0.0	79.3	80.8	79.5	80.9	63.3	59.1	0.0	0.0	77.3	77.4
1 Includes Global Asset Management and Corporate Center. 2 Excludes loans designated at fair value.

Market risk

Note: The indices and price movements in the charts above are presented for illustrative purposes only and should not be interpreted as an indication that they were or can be used in determining the market value of any securities owned by UBS, or that the value of any portion of UBS's portfolio will move in accordance with these indices or prices.

Most of UBS's market risk arises from the Investment Bank's trading activities. Treasury (part of Corporate Center) assumes foreign exchange and interest rate risk in connection with its balance sheet and capital management responsibilities, while the wealth and asset management operations take limited market risk in support of client business.
Trading conditions remained extremely difficult in first quarter 2008, with further contagion from the US mortgage markets and fears of a global slowdown affecting other asset-backed securities, equities and corporate credit markets. The situation was exacerbated by an acute lack of liquidity in the interbank lending market, despite moves by central banks to alleviate the situation, including reductions in some interest rates. Doubts about the financial strength of monoline insurers put downward pressure on US municipal and asset-backed securities.
As indicated in the fourth quarter 2007 report and UBS's Annual Report 2007 (in Risk, Treasury and Capital Management 2007), UBS has changed its approach to internal risk control for illiquid US residential mortgage-related exposures - US sub-prime and Alt-A residential mortgage-backed securities (RMBSs), super senior RMBS collateralized debt obligations (CDOs), and the US reference-linked note program, and related hedges. For further details on these positions, please see the "Risk concentrations" section of this report. Value at Risk (VaR) is neither an adequate measure of the risks in such illiquid positions nor an appropriate risk control tool. These risks are therefore now excluded from VaR limits and are controlled primarily by volume-based limits that reduce as positions are worked down, supplemented by targeted stress scenarios. The regulatory capital treatment has also changed, from trading book to banking book. These positions were previously the dominant contributors to interest rate VaR, including credit spread.
Largely as a result of this change, Investment Bank average, 10-day, 99% confidence VaR decreased significantly in first quarter 2008 to CHF 306 million, from CHF 665 million in the preceding period. Quarter-end VaR was also substantially lower at CHF 299 million compared with CHF 614 million at the previous quarter-end. Excluding the US residential mortgage-related, super senior RMBS CDOs positions from Investment Bank 10-day VaR for fourth quarter 2007, average VaR would have been approximately CHF 370 million lower and year-end VaR approximately CHF 260 million lower than shown in the tables below. 1-day VaR would have also been lower - by CHF 33 million on average and CHF 12 million at year-end. On a like-for-like basis, Investment Bank VaR for first quarter 2008 is therefore broadly unchanged from fourth quarter 2007 on average and lower at quarter-end.
During first quarter, updates to the historical time series increased VaR, but this effect was broadly offset by active risk reduction.
Interest rate VaR includes not only exposure to changes in the level and shape of yield curves, but also exposure to credit spreads. With the exclusion of the illiquid US mortgage-related, super senior RMBS CDOs positions, the relative contribution of credit spread exposure to interest rate VaR has been reduced. Additionally, credit spread exposure from corporate debt and some classes of asset-backed securities has been actively managed down during the quarter. Directional interest rate exposure is now a more dominant component and changes in US interest rate positions have been the main driver of variations in interest rate VaR over the quarter. The interaction of these factors resulted in a slight increase in interest rate VaR quarter on quarter after taking account of the exclusion of the US residential mortgage-related positions in first quarter 2008.
Average equities VaR remained stable from the previous quarter. The temporary increase in VaR in late December 2007 was reversed in January 2008 and period-end VaR was therefore significantly lower than at the previous quarter-end.
As in previous periods, VaR for UBS as a whole followed a similar pattern to Investment Bank VaR.
"Backtesting" compares 1-day VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. These "backtesting revenues" exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. When backtesting revenues are negative and greater than the previous day's VaR, a "backtesting exception" occurs.
The US residential mortgage-related portfolios reclassified to banking book for regulatory capital are excluded from VaR and backtesting revenues from 1 January 2008 but are included in "all revenues" for the same period. It is therefore more meaningful to show the analysis of backtesting revenues split between first quarter and the prior nine-month period, as illustrated in the histograms below. The third and fifth histogram following below, comparing daily backtesting revenues with the corresponding VaR for days when the backtesting revenues are negative are also shown on this basis. The fourth histogram below shows all daily revenues from businesses with trading activities, including US residential mortgage-related portfolios, and covers the 12 months to 31 March 2008.

UBS experienced a further 11 backtesting exceptions in first quarter 2008. Markets remained stressed and differential movements between asset classes that had been well correlated until mid-2007 continued to highlight basis risks. Increasing the granularity of risk representation in risk measures in order to improve the performance of the VaR model and the identification of basis risks, is an important component of UBS's efforts to enhance the market risk management and control framework. For further details, please refer to UBS's Annual Report 2007, pages 36 to 37 of Risk, Treasury and Capital Management 2007.

As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios. Market risk exposure to emerging markets is also controlled by individual country and global limits based on emerging market stress scenarios.

UBS: Value at Risk (10-day, 99% confidence, 5 years of historical data) [1]
	Quarter ended 31.3.08				Quarter ended 31.12.07
CHF million	Min.	Max.	Average	31.3.08	Min.	Max.	Average	31.12.07
Business groups
Investment Bank [2]	253	373	306	299	468	836	665	614
Global Asset Management	1	3	2	2	2	4	3	3
Global Wealth Management & Business Banking	2	8	4	2	3	4	3	3
Corporate Center	12	57	30	30	11	92	29	61
Diversification effect	[3]	[3]	(32)	(29)	[3]	[3]	(34)	(94)
Total	258	373	310	304	461	833	666	588
Diversification effect (%)			(9)	(9)			(5)	(14)
1 Includes all positions subject to Value at Risk (VaR) limits. 2 From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program. 3 As the minimum and maximum occur on different days for different business groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day, 99% confidence, 5 years of historical data) [1]
	Quarter ended 31.3.08				Quarter ended 31.12.07
CHF million, except where indicated	Min.	Max.	Average	31.3.08	Min.	Max.	Average	31.12.07
Risk type
Equities	141	244	167	146	148	262	168	242
Interest rates (including credit spreads)	224	368	281	294	489	877	668	576
Foreign exchange	12	46	22	40	13	49	27	21
Energy, metals and commodities	25	57	37	48	27	62	47	41
Diversification effect	[2]	[2]	(201)	(229)	[2]	[2]	(245)	(267)
Total	253	373	306	299	468	836	665	614
Diversification effect (%)			(40)	(43)			(27)	(30)
1 Includes all positions subject to Value at Risk (VaR) limits. From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program. 2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day, 99% confidence, 5 years of historical data) [1,2]
	Quarter ended 31.3.08				Quarter ended 31.12.07
CHF million	Min.	Max.	Average	31.3.08	Min.	Max.	Average	31.12.07
Investment Bank [3]	107	137	119	108	124	170	149	149
UBS	106	141	120	111	126	170	149	152
1 10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other. 2 Includes all positions subject to VaR limits. 3 From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program.

Operational risk
Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can, unfortunately, never be entirely eliminated. Especially in today's environment of complex global processes, low regulatory tolerance for error and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS's principal risk classes.
UBS continues to place great importance on its operational risk framework. The firm aims to contain the levels of risk and ensure that sufficient information is available to make informed decisions about additional or adjusted controls.
Many potential causes of loss are identified before the probability, timing or amounts of future cost are known with certainty. International Financial Reporting Standards (IFRS) require UBS to make provisions, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not been exactly determined yet. This requires the exercise of judgment. Once UBS is able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking
Global Wealth Management & Business Banking achieved a pre-tax profit of CHF 2,152 million in first quarter 2008, a decrease of 13% from the prior quarter. In comparison with fourth quarter 2007, each business area reported lower pre-tax profits: the international and Swiss wealth management businesses reported a 13% decline to CHF 1,429 million, Wealth Management US saw a 12% decline to CHF 183 million and Business Banking Switzerland saw a 10% decline to CHF 540 million. Net new money inflows from the wealth management businesses were CHF 5.6 billion in first quarter 2008, down 82% from the prior quarter.

Business group reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Income	5,852	6,331	5,961	(8)	(2)
Credit loss (expense) / recovery	(3)	(15)	21	(80)
Total operating income	5,849	6,316	5,982	(7)	(2)
Cash components	2,552	2,586	2,595	(1)	(2)
Share-based components [1]	75	87	107	(14)	(30)
Total personnel expenses	2,627	2,673	2,702	(2)	(3)
General and administrative expenses	727	835	712	(13)	2
Services (to) / from other business units	265	256	301	4	(12)
Depreciation of property and equipment	59	69	52	(14)	13
Amortization of intangible assets	19	21	25	(10)	(24)
Total operating expenses	3,697	3,854	3,792	(4)	(3)
Business group performance before tax	2,152	2,462	2,190	(13)	(2)

Key performance indicators
Cost / income ratio (%) [2]	63.2	60.9	63.6

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [3]	17.0
Return on attributed equity (RoaE) (%) [4]	50.6
BIS risk-weighted assets (CHF billion) [5]	89.5	169.7	160.5
Return on BIS risk-weighted assets (%) [6]	9.6	5.6	5.5
Goodwill and intangible assets (CHF billion) [7]	5.9	5.8	6.3

Additional information
Invested assets (CHF billion)	1,994	2,298	2,229	(13)	(11)
Net new money (CHF billion) [8]	3.7	31.7	47.5
Client assets (CHF billion)	3,044	3,554	3,436	(14)	(11)
Personnel (full-time equivalents)	51,439	51,090	48,931	1	5
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Operating expenses / income. 3 See page 18 for further explanation. 4 Year-to-date business group performance before tax (annualized as applicable) / attributed equity (year-to-date average). 5 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 6 Year-to-date business group performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 7 Quarters prior to first quarter 2008 represent goodwill and intangible assets in excess of 4% of BIS Tier 1 capital. 8 Excludes interest and dividend income.

Wealth Management International & Switzerland

Business unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Income	3,056	3,298	3,071	(7)	0
Credit loss (expense) / recovery	(2)	0	0
Total operating income	3,054	3,298	3,071	(7)	(1)
Cash components	915	914	885	0	3
Share-based components [1]	27	37	41	(27)	(34)
Total personnel expenses	942	951	926	(1)	2
General and administrative expenses	267	306	232	(13)	15
Services (to) / from other business units	386	356	381	8	1
Depreciation of property and equipment	25	28	20	(11)	25
Amortization of intangible assets	5	5	9	0	(44)
Total operating expenses	1,625	1,646	1,568	(1)	4
Business unit performance before tax	1,429	1,652	1,503	(13)	(5)

Key performance indicators
Invested assets (CHF billion)	1,133	1,294	1,197	(12)	(5)
Net new money (CHF billion) [2]	2.5	23.4	33.9
Gross margin on invested assets (bps) [3]	101	102	105	(1)	(4)
Cost / income ratio (%) [4]	53.2	49.9	51.1
Client advisors (full-time equivalents)	6,017	5,774	5,050	4	19
Client advisor productivity
Revenues per advisor (CHF thousand) [5]	518	578	627	(10)	(17)
Net new money per advisor (CHF thousand) [6]	424	4,104	6,924
Invested assets per advisor (CHF thousand) [7]	205,835	227,221	238,460	(9)	(14)

International clients
Income	2,312	2,519	2,274	(8)	2
Invested assets (CHF billion)	884	1,013	911	(13)	(3)
Net new money (CHF billion) [2]	5.0	22.8	29.4
Gross margin on invested assets (bps) [3]	98	100	103	(2)	(5)
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Excludes interest and dividend income. 3 Income (annualized as applicable) / average invested assets. 4 Operating expenses / income. 5 Income / average number of client advisors. 6 Net new money / average number of client advisors. 7 Average invested assets / average number of client advisors.

Business unit reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Swiss clients
Income	744	779	797	(4)	(7)
Invested assets (CHF billion)	249	281	286	(11)	(13)
Net new money (CHF billion) [1]	(2.5)	0.6	4.5
Gross margin on invested assets (bps) [2]	112	110	113	2	(1)

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [3]	6.3
Return on attributed equity (RoaE) (%) [4]	90.7
BIS risk-weighted assets (CHF billion) [5]	30.8	63.1	56.8
Return on BIS risk-weighted assets (%) [6]	18.6	10.5	11.1
Goodwill and intangible assets (CHF billion) [7]	1.8	1.8	1.8

Additional information
Recurring income [8]	2,298	2,484	2,267	(7)	1
Client assets (CHF billion)	1,420	1,651	1,508	(14)	(6)
Personnel (full-time equivalents)	16,157	15,811	14,173	2	14
1 Excludes interest and dividend income. 2 Income (annualized as applicable) / average invested assets. 3 See page 18 for further explanation. 4 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average). 5 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to first quarter 2008, RWA are according to the Basel I framework. 6 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 7 Quarters prior to first quarter 2008 represent goodwill and intangible assets in excess of 4% of BIS Tier 1 capital. 8 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

Key performance indicators
Net new money declined to CHF 2.5 billion in first quarter 2008 from CHF 23.4 billion the previous quarter. This reflects slower wealth creation in a tougher economic climate, a near absence of corporate events creating large one-time increases in entrepreneurial wealth, the impact of modest deleveraging of private client portfolios and, in Switzerland, clients diversifying assets away from UBS due to the effects of the credit market turbulence on the firm's operating performance and reputation.
The influence of these factors accelerated considerably towards the end of the quarter. The international clients area saw lower net new money in all geographical regions and the result fell to CHF 5.0 billion from CHF 22.8 billion the prior quarter. The Swiss clients area posted an outflow of CHF 2.5 billion compared with the prior quarter's CHF 0.6 billion inflow.
Invested assets were CHF 1,133 billion on 31 March 2008, a decrease of CHF 161 billion, or 12%, from 31 December 2007. A 12% fall in the US dollar and a 5% decrease of the euro against the Swiss franc caused more than half of the decline (35% of invested assets are denominated in US dollars and 34% in euros). Falling equity markets (MSCI World Index fell 21% in Swiss franc terms during the quarter, for example) also contributed to the decline in value of invested assets. The reduced asset base will negatively affect fee income in second quarter 2008.

In first quarter 2008, the gross margin on invested assets was 101 basis points, down one basis point from fourth quarter 2007. Recurring income constituted 76 basis points of the margin, a decrease of one basis point from the previous quarter. Non-recurring income comprised 25 basis points of the gross margin, unchanged from fourth quarter 2007, as transaction activity declined proportionally to the falling asset base.

In first quarter 2008, the cost / income ratio was 53.2%, up 3.3 percentage points from fourth quarter 2007. The change occurred as the asset base decreased in first quarter 2008 and this led to lower income through asset-based fees, which could only be partially offset by lower costs.

Initiatives and achievements
Expansion in Europe
First quarter 2008 saw the opening of three new branches in Europe. In January, UBS opened an office in Lisbon - its first office in Portugal. January also marked the opening of UBS's tenth branch in France, located in Aix-en-Provence. And, at the end of March, the thirteenth German office was opened in Wiesbaden.
Expansion in Asia Pacific
UBS's expansion in the Asia Pacific region received a significant boost in first quarter 2008, with the granting of an India Bank Branch license in February. As a result, UBS will be able to offer wealth management products and services in India.
In March 2008, UBS upgraded two of its representative offices in Taiwan, in Taichung and Kaohsiung, to full branches. There are now three branches offering wealth management services in Taiwan.
Results
Pre-tax profit for first quarter 2008 was CHF 1,429 million, a 13% decrease from CHF 1,652 million the previous quarter. The decrease occurred as the asset base decreased in first quarter 2008 and this led to lower income through asset-based fees.

Operating income
Total operating income was CHF 3,054 million in first quarter 2008, down 7% from CHF 3,298 million the prior quarter. This decline was due to a drop in both recurring income and non-recurring income in first quarter 2008. A lower asset base led to the decline in recurring income, which fell by CHF 186 million from fourth quarter 2007 to CHF 2,298 million in first quarter 2008. Non-recurring income fell by CHF 56 million, mainly due to lower client activity, and due to the impact of lower income on equity attributed, reflecting this business group's lower capital usage following the introduction of Basel II and the new equity attribution framework (see page 18 of this report for further details on the new equity attribution framework).
Operating expenses
Operating expenses were CHF 1,625 million in first quarter 2008, down CHF 21 million, or 1%, from CHF 1,646 million the previous quarter. Contributing to this decline were lower first quarter personnel expenses, at CHF 942 million compared with CHF 951 million the prior quarter when over-proportional overtime payments were included. Moreover, first quarter 2008 contained lower costs for training. General and administrative expenses were down CHF 39 million to CHF 267 million in first quarter due to lower travel and entertainment expenses, as well as lower professional fees. Expenses for services from other business units rose by CHF 30 million to CHF 386 million in first quarter 2008, reflecting higher charges from the Investment Bank for handling securities transactions. Depreciation declined to CHF 25 million in first quarter 2008 from CHF 28 million in fourth quarter 2007.
Personnel
The number of personnel was 16,157 on 31 March 2008, up 346 from 15,811 on 31 December 2007. Most of the increase was in Switzerland, Asia Pacific and Europe. Wealth Management International & Switzerland added 123 new client advisors internationally and 120 in Switzerland. The relatively low hiring rate of non-client advisor staff has improved the ratio of other staff to client advisors to the lowest level ever.

Wealth Management US

Business unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Income	1,527	1,679	1,610	(9)	(5)
Credit loss (expense) / recovery	0	(1)	0	(100)
Total operating income	1,527	1,678	1,610	(9)	(5)
Cash components	1,012	1,079	1,073	(6)	(6)
Share-based components [1]	39	33	51	18	(24)
Total personnel expenses	1,051	1,112	1,124	(5)	(6)
General and administrative expenses	201	246	216	(18)	(7)
Services (to) / from other business units	59	76	80	(22)	(26)
Depreciation of property and equipment	19	20	19	(5)	0
Amortization of intangible assets	14	16	16	(13)	(13)
Total operating expenses	1,344	1,470	1,455	(9)	(8)
Business unit performance before tax	183	208	155	(12)	18

Key performance indicators
Invested assets (CHF billion)	709	840	868	(16)	(18)
Net new money (CHF billion) [2]	3.1	8.1	10.9
Net new money including interest and dividend income (CHF billion) [3]	8.6	15.2	16.8
Gross margin on invested assets (bps) [4]	79	79	76	0	4
Cost / income ratio (%) [5]	88.0	87.6	90.4
Recurring income [6]	954	1,054	987	(9)	(3)
Financial advisor productivity
Revenues per advisor (CHF thousand) [7]	185	204	203	(9)	(9)
Net new money per advisor (CHF thousand) [8]	377	986	1,375
Invested assets per advisor (CHF thousand) [9]	94,067	104,122	106,724	(10)	(12)

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [10]	6.6
Return on attributed equity (RoaE) (%) [11]	11.1
BIS risk-weighted assets (CHF billion) [12]	15.8	18.7	18.5
Return on BIS risk-weighted assets (%) [13]	4.6	3.6	3.4
Goodwill and intangible assets (CHF billion) [14]	4.1	4.0	4.5

Additional information
Client assets (CHF billion)	773	917	944	(16)	(18)
Personnel (full-time equivalents)	19,371	19,347	19,005	0	2
Financial advisors (full-time equivalents)	8,219	8,248	7,974	0	3
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Excludes interest and dividend income. 3 For purposes of comparison with US peers. 4 Income (annualized) / average invested assets. 5 Operating expenses / income. 6 Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees. 7 Income (including net goodwill funding) / average number of financial advisors. 8 Net new money / average number of financial advisors. 9 Average invested assets / average number of financial advisors. 10 See page 18 for further explanation. 11 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average). 12 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to first quarter 2008, RWA are according to the Basel I framework. 13 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 14 Quarters prior to first quarter 2008 represent goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

Key performance indicators
Net new money in first quarter 2008 was CHF 3.1 billion, down from CHF 8.1 billion in fourth quarter 2007. The results for fourth quarter 2007 included high levels of net new money associated with the hiring of experienced financial advisors with strong client bases. The business unit continued to attract invested assets from clients in the quarter despite turbulent market conditions; however, net new money generation weakened towards the end of first quarter with clients diversifying assets away from UBS due to the effects of the credit market turbulence on the firm's operating performance and reputation. Including interest and dividends, net new money in first quarter 2008 was CHF 8.6 billion, down from CHF 15.2 billion in fourth quarter 2007.

Invested assets were CHF 709 billion on 31 March 2008, down 16% from CHF 840 billion on 31 December 2007. A 12% depreciation of the US dollar against the Swiss franc and negative market performance led to the lower first quarter result, though these were partly offset by net new money and interest and dividend income. In US dollar terms, invested assets decreased 4% from fourth quarter 2007. Overall, first quarter 2008 was a challenging period for equity markets as equity indices declined for a second consecutive quarter due to continued investor concerns over the deterioration of the US housing market and a weakening US economy.

Gross margin on invested assets was 79 basis points in first quarter 2008, unchanged from fourth quarter 2007. In US dollar terms, gross margin on invested assets was 82 basis points, up three basis points from fourth quarter 2007 due largely to an increase in the non-recurring margin following the introduction of the new equity attribution framework (see page 18 of this report for details on the new equity attribution framework) and the related increase of interest income while the recurring margin improved slightly from the prior quarter.

The cost / income ratio was 88.0% in first quarter 2008 versus 87.6% in fourth quarter 2007. Revenues and expenses were both impacted by the depreciation of the US dollar against the Swiss franc during first quarter. In US dollar terms, the cost / income ratio increased slightly, reflecting a higher first quarter personnel expense.

Recurring income in first quarter 2008 was CHF 954 million, down 9% from CHF 1,054 million in fourth quarter 2007. The decrease primarily reflects the impact of negative currency translation and, to a lesser extent, lower managed account fees related to lower invested asset levels. These were partly offset by higher account fees and investment advisory fees. Interest income was positively impacted by an increase in deposits, while interest spreads declined. Recurring income represented 62% of total operating income in first quarter 2008, down from 63% in fourth quarter 2007.

Revenue per advisor in first quarter 2008 was CHF 185,000, down 9% from CHF 204,000 the prior quarter, primarily due to the decline of the US dollar against the Swiss franc.

UBS's response to challenges in the auction rate securities market
Background
The USD 330 billion market for auction rate securities (ARSs) in the US experienced a significant disruption in February 2008. For the first time in the 20 year-plus history of the ARS market, auctions for a large percentage of these securities failed. This has resulted in illiquidity of the majority of ARSs, with clients unable to sell their securities. The auction failures followed a decrease in demand for these securities, as a result of pressure in the credit markets at the end of 2007 which persisted through first quarter 2008. The ARS market remains largely illiquid as auctions continue to fail. A meaningful secondary market has not yet developed, though in March and April 2008 a small percentage of auctions began to clear and certain issuers announced redemption and refinancing opportunities.
Actions and solutions
In these unprecedented circumstances, UBS is committed to finding solutions for clients. UBS has been one of the most active firms in two areas since this crisis began: pricing and lending to enhance client liquidity.
At the end of March 2008, Wealth Management US announced a change in valuations of ARSs on client statements in response to changing market conditions. In the absence of reliable vendor pricing, the statements reflect valuations, which are generally below par value, that are based on a UBS pricing methodology that uses available information from internal and external sources. UBS has priced its own positions consistent with the revaluation on client statements.
In an effort to provide liquidity to clients with an immediate need, UBS has offered solutions to clients who wish to borrow against their ARS positions, including preferred rates on margin accounts and securities-backed credit lines. Loans will be subject to the normal credit approval process of UBS Bank USA and loan amounts will be subject to the creditworthiness of the borrower.
UBS remains committed to working constructively with issuers, industry peers and the US government to help restore liquidity in the ARS market.
For further details on UBS's inventory on student loan ARS positions, please refer to the "Risk concentrations" section on page 18 of this report.
Initiatives and achievements
Targeted investments
Wealth Management US invests in a number of strategic initiatives in order to achieve its ambitions related to growth and service, including delivering the UBS Client Experience.
In first quarter 2008, the business unit completed the rollout of several initiatives including financial advisor-related technology enhancements that improve the management of client relationships and a redesigned client statement, with improved functionality and presentation.
Financial advisors now use an enhanced workstation (ConsultWorks) and Investment Solutions (IS) Toolset. The redesign of ConsultWorks allows for efficient workflow and integration of data and applications with an improved presentation of client information. Additionally, in response to advisors' need for a streamlined process for fee-based business, IS Toolset provides access to the complete set of managed accounts programs offered at UBS, enhancing advisors' ability to manage client relationships.
In March 2008, Wealth Management US launched a redesigned UBS client statement. Enhancements include a consolidated overview of a client's relationship with UBS and an improved view of portfolio activities for the current and previous period, including activity analysis for greater insight into changes in portfolio value.
Results
In first quarter 2008, pre-tax profit was CHF 183 million, down 12% from CHF 208 million in fourth quarter 2007. In US dollar terms, pre-tax profit declined 2% from the prior quarter. Aside from the negative effects of currency translation, the quarter was marked by lower transactional income resulting from the turbulent US markets.

Operating income
Total operating income in first quarter 2008 was CHF 1,527 million, down 9% from CHF 1,678 million in fourth quarter 2007. While the decline mainly reflects the decrease of the US dollar against the Swiss franc during the quarter, recurring income decreased due to lower managed account fees from a decline in managed account assets, partly offset by higher investment advisory fees and account fees. In addition, non-recurring income declined due to lower commissions related to less client transaction activity partly offset by the positive impact of the introduction of the new equity attribution framework.
Operating expenses
Total operating expenses for first quarter 2008 were CHF 1,344 million, down 9% from CHF 1,470 million in the previous quarter. The decrease was due to lower personnel and non-personnel costs, which were both positively influenced by the depreciation of the US dollar against the Swiss franc during the quarter.
At CHF 1,051 million in first quarter 2008, personnel expenses were down 5% from CHF 1,112 million the previous quarter. In US dollar terms, personnel expenses increased 6% from fourth quarter 2007 due to higher costs for incentive compensation, health insurance and expenses related to the recognition of top-performing financial advisors that are generally accrued in the first half of the year. These increases were partially offset by a decline in financial advisor compensation related to lower compensable income.
Non-personnel expenses (which include general and administrative, depreciation and amortization expenses and services provided to and received from other business units) were CHF 293 million in first quarter 2008, an 18% decrease from CHF 358 million the previous quarter. In addition to the currency translation impact, the decline reflects lower costs related to professional service fees, travel expenditure and lower charges from information technology infrastructure, partly offset by higher advertising expenses.
Personnel
The number of personnel was 19,371 on 31 March 2008, up 24 from 31 December 2007. Increases occurred in the total number of non-financial advisor staff, which rose to 11,152 on 31 March 2008 compared with 11,099 on 31 December 2007. While this increase was principally due to increased hiring in support of the branch network and staff training functions, it was partially offset by decreases in other business areas. The number of financial advisors on 31 March 2008 was 8,219, down 29 from 8,248 on 31 December 2007.

Business Banking Switzerland

Business unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Interest income	835	895	829	(7)	1
Non-interest income	434	459	451	(5)	(4)
Income	1,269	1,354	1,280	(6)	(1)
Credit loss (expense) / recovery	(1)	(14)	21	(93)
Total operating income	1,268	1,340	1,301	(5)	(3)
Cash components	625	593	637	5	(2)
Share-based components [1]	9	17	15	(47)	(40)
Total personnel expenses	634	610	652	4	(3)
General and administrative expenses	259	283	264	(8)	(2)
Services (to) / from other business units	(180)	(176)	(160)	(2)	(13)
Depreciation of property and equipment	15	21	13	(29)	15
Amortization of intangible assets	0	0	0
Total operating expenses	728	738	769	(1)	(5)
Business unit performance before tax	540	602	532	(10)	2

Key performance indicators
Invested assets (CHF billion)	152	164	164	(7)	(7)
Net new money (CHF billion) [2]	(1.9)	0.2	2.7
Cost / income ratio (%) [3]	57.4	54.5	60.1
Impaired lending portfolio as a % of total lending portfolio, gross	1.2	1.2	1.6

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [4]	4.1
Return on attributed equity (RoaE) (%) [5]	52.7
BIS risk-weighted assets (CHF billion) [6]	42.9	87.9	85.2
Return on BIS risk-weighted assets (%) [7]	5.0	2.6	2.5
Goodwill and intangible assets (CHF billion) [8]	0.0	0.0	0.0

Additional information
Client assets (CHF billion)	851	986	984	(14)	(14)
Personnel (full-time equivalents)	15,911	15,932	15,753	0	1
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Excludes interest and dividend income. 3 Operating expenses / income. 4 See page 18 for further explanation. 5 Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average). 6 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to first quarter 2008, RWA are according to the Basel I framework. 7 Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 8 Quarters prior to first quarter 2008 represent goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

Key performance indicators
Invested assets were CHF 152 billion on 31 March 2008, a decrease of CHF 12 billion from the previous quarter due to falling equity markets, a 12% decrease in the US dollar and a 5% fall in the euro against the Swiss franc and due to the decline in net new money.
In first quarter 2008, the outflow of net new money was CHF 1.9 billion, down from the fourth quarter 2007 inflow of CHF 0.2 billion. This reflects slower wealth creation in a tougher economic climate, as well as clients diversifying assets away from UBS due to the effects of the credit market turbulence on the firm's performance and reputation. The influence of these factors accelerated considerably towards the end of the quarter.
The cost / income ratio was 57.4% in first quarter 2008, up 2.9 percentage points from fourth quarter 2007. The change occurred as the slight decrease in expenses was more than offset by the reductions in income.

The loan portfolio of Business Banking Switzerland was CHF 145.7 billion on 31 March 2008. The CHF 0.2 billion increase from the prior quarter-end was mainly due to higher demand from private mortgage clients.
The impaired loan ratio was 1.2% at the end of March 2008, unchanged from the end of December 2007. The recovery portfolio was CHF 2.4 billion, down from CHF 2.5 billion at the end of fourth quarter 2007.

Risk-weighted assets declined by 51% to CHF 42.9 billion in first quarter 2008 from CHF 87.9 billion in fourth quarter 2007, reflecting the different risk weighting between Basel I and Basel II.
Initiatives and achievements
Strong growth in the factoring business
In Europe, "factoring" has traditionally been considered as a financial transaction involving the provision of loans secured by a client's accounts receivable taking over debtor credit risk and managing the associated receivables. At the end of first quarter 2008, the loan portfolio of UBS's factoring business exceeded CHF 340 million - this represents a growth of 200% over the last two years.
However, the growth experienced by Business Banking Switzerland has been generated by new products which, in contrast to traditional factoring products, offer to purchase receivables on a true sale basis or to solely finance accounts receivable and leave the management of the accounts receivable and credit insurance up to the client. The management team expects this growth to gain momentum as these new products allow entry into new industries and significantly increased deal sizes.
Results
In first quarter 2008, Business Banking Switzerland reported a pre-tax profit of CHF 540 million, CHF 62 million or 10% lower than fourth quarter 2007.

Operating income
Total operating income in first quarter 2008 was CHF 1,268 million, down CHF 72 million from fourth quarter 2007. Net interest income provided the largest decline in first quarter income, dropping by CHF 60 million from fourth quarter 2007 to CHF 835 million, due to lower income on equity attributed, reflecting the lower capital usage following the introduction of Basel II and the new equity attribution framework (see page 18 of this report for details on the equity attribution framework). Additionally, UBS increased the client interest rates for savings accounts, reducing margins as a result. Non-interest income decreased to CHF 434 million in first quarter 2008 from CHF 459 million the prior quarter, which included gains on equity participations. The credit loss expense was CHF 1 million, an improvement from an expense of CHF 14 million in fourth quarter 2007.
Operating expenses
Total operating expenses were CHF 728 million in first quarter 2008, down 1% from CHF 738 million a quarter earlier. Increases were seen in personnel expenses, which rose to CHF 634 million in first quarter 2008 from CHF 610 million in fourth quarter 2007. The rise was due to higher performance-related accruals in first quarter 2008 and due to the fixing of year-end bonuses in fourth quarter 2007. Contributing to the decline in operating expenses were general and administrative expenses, which decreased by CHF 24 million in first quarter to CHF 259 million, due to lower expenses for IT outsourcing, travel and entertainment and lower professional fees. Net charges to other business units were CHF 180 million, up CHF 4 million from fourth quarter 2007. Depreciation in first quarter 2008 was CHF 15 million, down CHF 6 million from a quarter earlier due to lower IT writedowns.
Personnel
The number of personnel in Business Banking Switzerland was 15,911 on 31 March 2008, down 21 from 31 December 2007, due to reductions in non-client facing units.

Global Asset Management
Global Asset Management's pre-tax profit was CHF 330 million in first quarter 2008, down 32% from CHF 485 million in fourth quarter 2007. This was mainly due to lower performance fees compared with the prior quarter, in combination with lower management fees across the business as a result of lower invested assets impacted predominantly by financial markets performance and the stronger Swiss franc.

Business group reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Institutional fees	427	640	585	(33)	(27)
Wholesale Intermediary fees	364	437	412	(17)	(12)
Total operating income	791	1,077	997	(27)	(21)
Cash components	290	334	364	(13)	(20)
Share-based components [1]	13	38	68	(66)	(81)
Total personnel expenses	303	372	432	(19)	(30)
General and administrative expenses	104	175	115	(41)	(10)
Services (to) / from other business units	39	35	43	11	(9)
Depreciation of property and equipment	7	6	7	17	0
Amortization of intangible assets	8	4	5	100	60
Total operating expenses	461	592	602	(22)	(23)
Business group performance before tax	330	485	395	(32)	(16)

Key performance indicators
Cost / income ratio (%) [2]	58.3	55.0	60.4

Institutional
Invested assets (CHF billion)	445	522	528	(15)	(16)
of which: money market funds	40	32	23	25	74
Net new money (CHF billion) [3]	(9.6)	(15.3)	2.7
of which: money market funds	5.1	4.1	(3.9)
Gross margin on invested assets (bps) [4]	35	47	45	(26)	(22)
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Operating expenses / income. 3 Excludes interest and dividend income. 4 Operating income (annualized as applicable) / average invested assets.

Business group reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Wholesale Intermediary
Invested assets (CHF billion)	320	369	355	(13)	(10)
of which: money market funds	73	70	58	4	26
Net new money (CHF billion) [1]	(6.9)	(0.9)	2.6
of which: money market funds	9.9	5.9	(1.9)
Gross margin on invested assets (bps) [2]	42	47	47	(11)	(11)

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [3]	3.0
Return on attributed equity (RoaE) (%) [4]	44.0
BIS risk-weighted assets (CHF billion) [5]	6.5	3.8	2.8
Return on BIS risk-weighted assets (%) [6]	20.3	49.5	57.5
Goodwill and intangible assets (CHF billion) [7]	2.4	2.1	1.7

Additional information
Invested assets (CHF billion)	765	891	883	(14)	(13)
Net new money (CHF billion) [1]	(16.5)	(16.2)	5.3
Personnel (full-time equivalents)	3,901	3,625	3,511	8	11
1 Excludes interest and dividend income. 2 Operating income (annualized as applicable) / average invested assets. 3 See page 18 for further explanation. 4 Year-to-date business group performance before tax (annualized as applicable) / attributed equity (year-to-date average). 5 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to first quarter 2008, RWA are according to the Basel I framework. 6 Year-to-date business group performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 7 Quarters prior to first quarter 2008 represent goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

Key performance indicators
The cost / income ratio was 58.3% in first quarter 2008, an increase of 3.3 percentage points compared with 55.0% in fourth quarter 2007. The increase mainly results from lower first quarter performance and management fees, partly offset by lower costs.

Institutional
At CHF 445 billion on 31 March 2008, institutional invested assets were CHF 77 billion lower than at the prior quarter-end. This decline was mainly due to the 12% fall in the US dollar and the British pound against the Swiss franc (the majority of institutional invested assets are denominated in these two currencies). Lower equity markets and, to a lesser extent, net new money outflows, also contributed to the decline in invested assets. The inclusion of the Caisse Centrale de Réescompte acquisition in France, which was completed in first quarter 2008, partly offset the decrease.

The outflow of net new money in first quarter 2008 was CHF 9.6 billion, compared with a CHF 15.3 billion outflow in fourth quarter 2007. Excluding money market flows, the outflow of net new money was CHF 14.7 billion in first quarter 2008, compared with an outflow of CHF 19.4 billion the prior quarter. Continued strong inflows into money market funds, some equities (growth, passive) and fixed income strategies, as well as inflows into real estate and infrastructure, were more than offset by outflows from some parts of the core / value equity strategies, some multi-asset mandates, fixed income and alternative and quantitative investments.

The gross margin was 35 basis points in first quarter 2008, a decrease of 12 basis points from the prior quarter, reflecting lower performance fees in alternative and quantitative investments and the Brazilian asset management business.

Wholesale intermediary
Invested assets were CHF 320 billion on 31 March 2008, down CHF 49 billion from the prior quarter-end. The decline was mainly due to the 12% fall in the US dollar and 5% decrease of the euro against the Swiss franc (the majority of wholesale intermediary assets are denominated in these two currencies). Lower equity markets and, to a lesser extent, net new money outflows, also contributed. The decrease was partly offset by the inclusion of the Caisse Centrale de Réescompte acquisition in France, which was completed in first quarter 2008.

The outflow of net new money increased in first quarter 2008 to CHF 6.9 billion from an outflow of CHF 0.9 billion the prior quarter. Excluding money market flows, the first quarter outflow of net new money was CHF 16.8 billion, compared with outflows of CHF 6.8 billion in fourth quarter 2007. Continued strong inflows into money market funds and various fixed income and equity strategies were more than offset by outflows from other fixed income, multi-asset and equities funds.

The gross margin was 42 basis points in first quarter 2008, a decrease of five basis points from the prior quarter. This result reflects the first quarter inflows into lower margin asset classes (such as money market) and lower performance fees in equities and the Brazilian asset management business.

Initiatives and achievements
Infrastructure
Global Asset Management established its infrastructure business, Infrastructure Asset Management (IAM), in 2006. As governments around the world increasingly look towards securing private sector participation, opportunities are opening up to invest alongside major contractors and operators in world-class projects, which provide attractive risk-adjusted returns. IAM's objective is to capture these opportunities and the flagship private placement International Infrastructure Fund had, by its second closing in February 2008, raised a total of USD 720 million and is on track to meet its target by fund close date.
Further expanding its infrastructure offering, Global Asset Management announced in February 2008 a joint venture with the Abu Dhabi Investment Company (ADIC), a leading financial services firm in the Middle East, to develop, promote and manage infrastructure investment funds focused on the Middle East and North Africa. The venture's first private placement is targeting USD 500 million of investment and will focus on making equity and quasi-equity investments in projects related to utilities, transport, social and energy infrastructure.
UBS estimates that the Middle East and North Africa region will witness up to USD 500 billion of investment over the next ten years across key infrastructure sectors and, in particular, the transport and utilities sectors.
Active quantitative equities
Diversification and expansion of its equities business is an ongoing strategy of Global Asset Management. In March 2008, UBS announced that it had hired a head for the new active quantitative equities group within its structured equities team.
Investment capabilities and performance
In recent quarterly reports, Global Asset Management has outlined the poor investment performance in some capabilities, notably parts of core / value equities and fixed income. The business group has taken various steps to address this through realigning its equities business and has made a number of changes to its senior management, focused on recruiting high-performing candidates for its equities and fixed income businesses, and added new capabilities.
In the investment management industry there are normally time lags between making structural and personnel changes and the consequent impact on performance and then on investment flows. Global Asset Management again saw this effect on net new money in first quarter 2008. This is attributable to both its recent investment performance and the generally unsettled investment environment. However, as also mentioned in previous quarters, the business group has reduced its dependency on any one investment capability or market. The relative contribution to profit of equities, fixed income and global investment solutions is now about half, with other capabilities and services including alternative and quantitative investments and global real estate representing the remainder. Nevertheless, Global Asset Management expects the current unsettled market environment and the time lag effects typical to the industry to continue to impact its business in the near term. It has therefore undertaken an extensive expenditure review, the effects of which are already seen in the lower operating expenses of first quarter.
Overall, first quarter 2008 was a challenging period for financial markets as broad indices declined for a second consecutive quarter due to continued investor concerns over the deterioration of the US housing market and a weakening US economy.
The main investment strategies of Global Asset Management returned mixed results in first quarter 2008. Positive results were generated by some core / value equity strategies (including Global Equity and most growth equity capabilities), the single manager hedge funds and some direct real estate capabilities. However, performance was weaker in other core / value equity, fixed income, balanced, real estate securities and funds of hedge funds strategies.
While several core / value equity strategies struggled in first quarter 2008, a notable exception was the actively managed Global Equity composite, which outperformed its benchmark for the quarter but remains below its benchmark for most long-term periods. While first quarter results received modest rewards from stock selection in technology, industrials and banks, these were partially offset by its underweight to the strongly performing materials sector and the overweight in lagging telecoms. Regional equity strategy performance varied over first quarter 2008: Europe and Asia / Emerging Markets strategies were weak, while the US was slightly down.
During the quarter, many of the growth equity strategies performed well. In particular, US Large Cap Select Growth, US Small Cap Growth and Global (ex-US). Each of these strategies outperformed its benchmark by over 200 basis points. These strategies benefited broadly from strong stock selection, particularly in the energy sector. Global (ex-US) All Cap Growth also benefited from overweights to materials and industrials. US Mid Cap Growth and Emerging Markets Growth each trailed their benchmark, in part due to poor stock selection in financials and materials.
The flagship fixed income strategies performed poorly in first quarter 2008, as bond markets continued to be affected by the key themes that dominated the final quarter of 2007, in particular the repercussions of the US sub-prime mortgage market crisis and its consequent disruption of banking activity. Deteriorating prospects for US economic growth led to widespread concerns of potential spillover effects into the global economy and wider credit markets. While measures taken by the US Federal Reserve System seemed to ease financial market stress in the final days of the quarter, further severe price declines in residential mortgage-backed securities and collateralized debt obligations were exacerbated by illiquid trading conditions. This significantly impaired Global Asset Management's fixed income strategies - notably Absolute Return Bond, Global Aggregate, US Core and US Core Plus.
Within global investment solutions, balanced fund performance was mixed in first quarter 2008, with positive overall returns for Dynamic Alpha Strategies (DAS) and significant declines in most equity markets and other asset classes. Market and currency allocation decisions resulted in strong positive contributions, while the short positions in European, Asian and Emerging Market equities were the main drivers of added value from a market allocation standpoint. These positive factors were counteracted to some degree by negative contributions from stock selection. Over longer periods, both equity and fixed income stock selection remained positive across most balanced funds. Currency portfolios gained value in first quarter 2008, following a rise in risk aversion which benefited the active overweight and long positions in the Japanese yen, Swiss franc and Swedish krona. The gain in value resulted from Global Asset Management's "anti-carry" trade bias in its currency market portfolio, which has been in place for the past 18 months as a response to the recent domination of currency markets by carry-trades, whereby investors / traders have borrowed in lower yielding currencies and invested in higher yielding currencies.
The broad hedge funds industry experienced historically negative performance in first quarter 2008, averaging approximately a drop in value of -3 to -5%. Against this industry backdrop, the performance of alternative and quantitative investments' strategies was mixed in first quarter 2008. Fund of funds generally performed negatively, as difficult market conditions impacted several hedge fund strategies, including credit, quantitative and merger and acquisition trading. Positive returns were posted by several of the largest O'Connor single manager hedge funds, including the flagship multi-strategy, fundamental market neutral and currency and rates strategies.
Despite a challenging environment, performance of the German-based direct real estate funds remained positive in first quarter 2008. Swiss-based listed funds performed broadly flat relative to benchmark with the exception of the flagship residential fund, which outperformed its index owing to strong investor demand. US capabilities continued to perform positively, whilst UK-based flagship funds suffered on the back of declining property values in specific sectors. Japanese real estate investment trusts ("J-REITS"), managed in collaboration with the joint venture partner Mitsubishi Corporation, performed positively against benchmark. The performance of global real estate securities strategies against benchmarks was mixed as markets remained volatile and sensitive to negative news flow.

Composite	1 year	3 years	5 years	10 years
Global Equity Composite vs. MSCI World Equity (Free) Index	-	-	-	+
Global Bond Composite vs. Citigroup World Government Bond Index	-	-	-	-
Global Securities Composite vs. Global Securities Markets Index	-	-	-	+
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+ [1]	N/A
US Large Cap Equity Composite vs. Russell 1000 Index	-	-	+	+
Global Real Estate Securities composite (hedged in CHF) [2] vs. FTSE EPRA/NAREIT Global Real Estate Index (hedged in CHF) / reference index [3]	-	-	- [3]	+ [2,3]
(+) above benchmark; (-) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1 Performance data for five years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite. 2 Composite figures since 31 December 1999. For 10-year annualized returns UBS Investment Foundation - AST Immobilien Ausland is used as the performance reference (inception: 9 May 1990). 3 Prior to 2004, the reference index is the GPR General Index Europe (total return in CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA / NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 5- and 10-year returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005 returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into Swiss francs are based on published data. Currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS contracted with FTSE, the index provider, to provide, on a customized request basis, Swiss franc hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index.

Results
Pre-tax profit in first quarter 2008 was CHF 330 million, down CHF 155 million from CHF 485 million in fourth quarter 2007. This decline mainly reflects a decrease in performance fees following the very strong levels seen in the prior quarter, particularly in alternative and quantitative investments and in the Brazilian asset management business, combined with a decrease in management fees across almost all businesses from lower invested assets. Lower operating income was partly offset by a strong decline in expenses, driven by a decrease in both personnel and general and administrative expenses. There was no material impact on net profit before tax from the inclusion of the Caisse Centrale de Réescompte acquisition in France, which was completed in first quarter 2008.

Operating income
Total operating income in first quarter 2008 was CHF 791 million, down 27% from CHF 1,077 million in fourth quarter 2007. Institutional revenues declined to CHF 427 million in first quarter 2008, from CHF 640 million the prior quarter - a result of lower performance fees after the very strong levels seen in the prior quarter (from alternative and quantitative investments and the Brazilian asset management business) and the lower management fees which occurred across almost all businesses as a result of lower invested assets. Invested assets were impacted by the stronger Swiss franc, lower financial market valuations and, to a lesser extent, net new money outflows. This was partly offset by the inclusion of Caisse Centrale de Réescompte and lower operational loss provisions. Wholesale intermediary revenues were CHF 364 million in first quarter 2008, down from CHF 437 million a quarter earlier, primarily due to lower management fees resulting from lower invested assets.
Operating expenses
Total operating expenses were CHF 461 million in first quarter 2008, down from CHF 592 million in fourth quarter. Personnel expenses were CHF 303 million in first quarter 2008, down from CHF 372 million in the prior quarter mainly due to lower incentive-based compensation - a result of lower revenues. General and administrative expenses were CHF 104 million in first quarter 2008, down 41% from CHF 175 million a quarter earlier, primarily due to lower litigation expenses, lower professional fees and travel and entertainment expenses. Depreciation of property and equipment was CHF 7 million, slightly above the prior quarter's results. Net charges-in from other business groups were CHF 39 million in first quarter 2008, up CHF 4 million from the prior quarter.
Personnel
The number of employees was 3,901 on 31 March 2008, up 8% from 3,625 on 31 December 2007 mainly due to the acquisition of Caisse Centrale de Réescompte in France which added 165 employees. Other increases were seen in growth areas such as fund services, real estate and the Brazilian asset management business.

Investment Bank
In first quarter 2008, the Investment Bank recorded a loss of CHF 18,228 million, compared with a pre-tax profit of CHF 1,539 million in first quarter 2007. This decline was due to net revenues of negative CHF 19,113 million in the fixed income, currencies and commodities area, mainly related to the inventory of securities linked to the US real estate market.

Business group reporting
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Investment banking	557	1,677	1,335	(67)	(58)
Advisory	376	742	438	(49)	(14)
Capital market revenues	279	1,016	980	(73)	(72)
Equities	108	817	546	(87)	(80)
Fixed income, currencies and commodities	171	199	434	(14)	(61)
Other fee income and risk management	(98)	(81)	(83)	(21)	(18)
Sales and trading	(17,165)	(13,939)	4,923	(23)
Equities	1,948	2,015	2,868	(3)	(32)
Fixed income, currencies and commodities	(19,113)	(15,954)	2,055	(20)
Total Investment Bank income	(16,608)	(12,262)	6,258	(35)
Credit loss (expense) / recovery	(308)	(223)	(20)	38
Total Investment Bank operating income core business	(16,916)	(12,485)	6,238	(35)
Own credit	2,103	659	0	219
Total Investment Bank operating income as reported	(14,813)	(11,826)	6,238	(25)
Cash components	2,075	2,226	3,033	(7)	(32)
Share-based components [1]	(34)	741	596
Total personnel expenses	2,041	2,967	3,629	(31)	(44)
General and administrative expenses	1,121	902	769	24	46
Services (to) / from other business units	180	247	193	(27)	(7)
Depreciation of property and equipment	51	51	54	0	(6)
Amortization of intangible assets	22	41	54	(46)	(59)
Total operating expenses	3,415	4,208	4,699	(19)	(27)
Business group performance before tax	(18,228)	(16,034)	1,539	(14)

Key performance indicators
Compensation ratio (%) [2]	N/A [3]	N/A [3]	58.0
Cost / income ratio (%) [4]	N/A [3]	N/A [3]	75.1
Impaired lending portfolio as a % of total lending portfolio, gross	0.3	0.4	0.1
Average VaR (10-day, 99% confidence, 5 years of historical data)	306	665	517	(54)	(41)

Attributed equity and risk-weighted assets
Average attributed equity (CHF billion) [5]	28.0
Return on attributed equity (RoaE) (%) [6]	(260.4)
BIS risk-weighted assets (CHF billion) [7]	225.2	190.7	182.2
Return on BIS risk-weighted assets (%) [8]	(32.4)	(8.7)	3.5
Goodwill and intangible assets (CHF billion) [9]	4.9	5.3	5.5

Additional information
Personnel (full-time equivalents)	21,320	21,932	22,179	(3)	(4)
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Personnel expenses / income. 3 Both the cost / income and the compensation ratios are not meaningful due to losses recorded in the Investment Bank. 4 Operating expenses / income. 5 See page 18 for further explanation. 6 Year-to-date business group performance before tax (annualized as applicable) / attributed equity (year-to-date average). 7 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to first quarter 2008, RWA are according to the Basel I framework. 8 Year-to-date business group performance before tax (annualized as applicable) / BIS RWA (year-to-date average). 9 Quarters prior to first quarter 2008 represent goodwill and intangible assets in excess of 4% of BIS Tier 1 capital.

From first quarter 2008 onwards, Investment Bank revenues are shown in a way that better reflects the performance of the investment banking department and makes Investment Bank results more comparable with those of its peers. Revenue streams are split into two main components - investment banking revenues and sales and trading revenues - in addition to own credit, which is reported separately.

Firstly, investment banking revenues include all corporate finance and merger and acquisition fees, as well as capital market revenues that are generated in the Investment Bank.

Secondly, sales and trading revenues from the equities and the fixed income, currencies and commodities business are shown separately.

In addition, gains in net trading income attributable to the observable impact on the market's widening of UBS's own credit spread on structured financial liabilities for which the fair value option was elected are shown separately.
Key performance indicators
Neither the cost / income ratio nor the compensation ratio was meaningful in first quarter 2008 due to negative total operating income.

For information on the Investment Bank's development of its market risk during first quarter 2008, please refer to the "Market risk" section on page 9 of this report.

The gross lending portfolio in the Investment Bank was CHF 142 billion in first quarter 2008, down from CHF 148 billion on 31 December 2007. This reduction was mainly due to lower volumes in the secured client financing businesses.

Results
In first quarter 2008, the Investment Bank recorded a loss of CHF 18,228 million. In contrast, the Investment Bank recorded a pre-tax profit of positive CHF 1,539 million in first quarter 2007.

Operating income
Total operating income in first quarter 2008 was negative CHF 14,813 million, compared with total operating income of positive CHF 6,238 million in first quarter 2007.
In the first three months of 2008, the Investment Bank recorded gains of CHF 2,103 million in net trading income attributable to the observable impact on the market's widening of UBS's own credit spread.
Credit loss expense for first quarter 2008 was CHF 308 million, of which CHF 306 million was in respect of securities financing positions that have either been liquidated or are in the process of being liquidated.
Investment banking revenues, at CHF 557 million in first quarter 2008, fell 58% from first quarter 2007 related to a contraction in global fee volume. Advisory revenues decreased by 14% to CHF 376 million in line with the industry trend of a decline in mandated deals. Capital markets revenues were impacted by reduced market volumes in all regions, falling 72%. Equity capital markets revenues decreased 80% and capital market revenues from fixed income, currencies and commodities (FICC) decreased 61%. Other fee income and risk management were negative CHF 98 million, compared with a negative CHF 83 million a year earlier. Compared with fourth quarter 2007, investment banking revenues in first quarter 2008 were down 67% with decreases in all products.
Sales and trading revenue in first quarter 2008 was negative CHF 17,165 million, driven by a negative revenue of CHF 19,113 million in FICC, which was partly offset by a positive revenue contribution of CHF 1,948 million from equities.
The equities business posted revenues of CHF 1,948 million in first quarter 2008, down 32% from the record result achieved in the buoyant conditions of first quarter 2007. First quarter 2008 was dominated by difficult trading conditions, with continued market volatility and limited market liquidity. Despite this, cash equities posted increased revenues with record commissions, partially offset by greater client facilitation costs. Prime brokerage revenues grew strongly during the quarter, driven primarily by client financing revenues from growth in average client balances and an increase in securities lending. Exchange-traded derivatives revenues were at a record level, through increased volumes and revenues from new clients who were acquired in 2007. Derivatives revenues fell as lower European revenues were only partially offset by increases in the Americas and Asia Pacific. Proprietary trading revenues declined considerably across all regions. Equity-linked revenues continued to suffer from reduced liquidity levels.
Compared with fourth quarter 2007, equities revenues were down 3% as higher cash, derivatives and prime services revenues were more than offset by lower equity-linked and proprietary revenues.
Fixed income, currencies and commodities (FICC) revenues were negative CHF 19,113 million in first quarter 2008, down from positive CHF 2,055 million in first quarter 2007. Income in first quarter 2008 was impacted by losses on exposures to the US residential mortgage market (for details, please refer to Note 3). In addition to securities related to sub-prime and Alt-A mortgages, losses were also recorded on positions related to prime mortgages where, on 31 March 2008, UBS had an exposure of USD 0.6 billion in super senior CDOs and of USD 8.8 billion in RMBS. Total prime exposure was down by approximately 30% from year-end 2007. Losses were also recorded on US commercial mortgages and the US reference-linked note program. UBS marked down its holdings in US student loan asset-backed securities and certain leveraged finance commitments. Further credit valuation adjustments were made on protection bought from monoline insurers. During the quarter, UBS accelerated the reduction of European asset-backed positions and, as a result, experienced losses from disposals and the negotiated termination of deals.
Overall, the market environment in first quarter 2008 remained very difficult. Credit recorded losses in proprietary strategies and saw a decline in credit trading, driven by high market volatility, lack of liquidity and deleveraging. Additionally, losses were recorded on credit proprietary positions which suffered from a lack of liquidity in the overall bond and loan market. Credit default swaps hedging loan exposures recorded gains of CHF 261 million in first quarter 2008, compared with CHF 41 million in first quarter 2007. Revenues in structured products fell due to lower customer demand and mark-to-market losses, net of hedging.
These negative effects could only be partially offset by strong results posted by the foreign exchange, rates and commodities businesses. These core client franchises saw increased volumes and good client flows on the back of increased market volatility. Foreign exchange and money markets had a record quarter. The rates business also had a strong start to the year, driven by the European swaps and options business as well as record revenues from trading government bonds. The commodities business performed well and was flat against a very strong first quarter 2007, driven by a good result, especially in metals, partially offset by lower revenues in energy.
Compared with negative revenues of CHF 15,954 million in fourth quarter 2007, FICC results in first quarter 2008 were lower due to further writedowns in US real estate- related portfolios.
Operating expenses
Total operating expenses in first quarter 2008 were CHF 3,415 million, down 27% from the same period in 2007.
Personnel expenses decreased 44% from first quarter 2007 to CHF 2,041 million in first quarter 2008, reflecting lower accruals of performance-related compensation. Salary costs also fell in first quarter 2008 compared with first quarter 2007, reflecting the reduced level of staff (down by 859 full-time equivalents). Severance costs increased as a result of restructuring measures. Share-based compensation was a credit in first quarter 2008. This occurred because of a decline in currencies (particularly the US dollar and the British pound) against the Swiss franc and a decline of the UBS share price, which resulted in a credit for performance payments from fourth quarter 2007 following the restatement made in relation to the amended International Financial Reporting Standard 2 (IFRS 2). This more than offset first quarter accruals for performance year 2008.
General and administrative expenses increased by 46% from first quarter 2007 to CHF 1,121 million, mainly related to increases in legal provisions. Professional fees also increased due to higher legal-related expenditures. These costs could only be partially offset by reduced expenditures across other cost lines, mainly travel and entertainment and IT and other outsourcing.
Charges from other businesses declined by 7% from first quarter 2007 to CHF 180 million in first quarter 2008, mainly due to a credit that Industrial Holdings made to compensate the Investment Bank for its help in disposing of private equity investments.
Depreciation expense in first quarter 2008 was CHF 51 million, down 6% from first quarter 2007.
Amortization of intangible assets decreased by 59% to CHF 22 million in first quarter 2008 as a number of assets relating to Banco Pactual were fully depreciated during 2007.
Personnel
On 31 March 2008, the number of employees was 21,320. This is a decrease of 612, or 3%, from the end of fourth quarter 2007 and a decrease of 859 from first quarter 2007. As announced on 1 October 2007, the level of staff in the Investment Bank was reduced across all businesses due to weak performance and the corresponding restructuring of the business. The number of employees in the Investment Bank has been reduced by a total of 1,513 people since the end of third quarter 2007.

Initiatives and achievements
Market share
According to data from Dealogic, UBS ranked fifth in terms of its share of the global fee pool at the end of first quarter 2008 with a market share of 5.2%. At the end of 2007, UBS ranked fifth with a market share of 5.9%.
UBS maintained its rank of first place in the global ranking for secondary equity cash commissions for the nineteenth consecutive quarter, according to data from a leading industry survey.

Global fee pool market share
	Quarter ended		Year ended
	31.3.08	31.3.07	31.12.07	31.12.06
In %	5.2	5.9	5.9	4.9
Rank	5	4	5	8
Source: Dealogic

Awards
UBS businesses received a number of prestigious awards in first quarter 2008, including being named leading European equity research firm in Institutional Investor's All- Europe survey for the seventh year running. The survey also placed UBS third in European emerging markets. EuroHedge named UBS the "Leading Prime Broker in Europe", with UBS capturing the largest market share of the 20 biggest hedge fund launches, as measured by their assets under management.
The UBS metals team placed first in Risk magazine's annual survey of market participants for the second year running. Euromoney awarded UBS the title of "Best Investment Grade Debt House", while EuroWeek named the firm "Best Bank in Understanding Borrower Needs".
Acquisitions Monthly named UBS "M&A Bank of the Year" and "Asia-Pacific M&A Advisor of the Year". AsiaMoney also named UBS "Best Investment Bank".
Significant deals
Merger and acquisitions
Merger and acquisition activity was depressed in first quarter 2008 by the deteriorating credit environment and volatile debt and equity markets. In first quarter 2008, UBS advised globally on 78 transactions with a deal volume of USD 85.6 billion. Key deals in the quarter included:
-joint financial advisor to International Paper on its USD 6.0 billion purchase of Weyerhaeuser's packaging business;
-joint financial advisor to Zinifex on its AUD 12.0 billion merger with Oxiana, creating Australia's third largest diversified mining company; and
-sole financial advisor to Anglo American on the proposed USD 5.5 billion acquisition of a 51% interest in the MMX Minas-Rio and a 70% interest in the MMX Amapa Iron Ore Projects, from MMX Mineração e Metálicos.
Equity underwriting
Deal volumes of UBS's global equity capital markets were USD 7.2 billion in first quarter 2008, down 47% compared with the same period a year earlier. During first quarter 2008, UBS had a 5.9% market share of global primary equity products compared with 7.4% in first quarter 2007. Key transactions in first quarter included:
-advisor and joint bookrunner on the USD 19.7 billion initial public offering (IPO) for Visa, the largest IPO in US history;
-sole global coordinator, joint bookrunner, joint lead manager and joint sponsor of the USD 1.05 billion IPO for Want Want China, a leading snack-food manufacturer, on the Hong Kong Stock Exchange; and
-sole bookrunner, financial advisor and sponsor for the GBP 288 million rights issue for the Paragon Group, a UK specialist buy-to-let mortgage lender.
Fixed income underwriting
Primary markets remained challenging with investors selectively participating in new issues, generally at spreads much wider than secondary levels. Traditional leveraged loan and high yield primary activity was light, with higher quality deals and favored sector deals representing the majority of calendar volume.
UBS's market share of primary investment grade bond issues was 4.6%, up from 4.2% for full year 2007 despite underwriting 44% less volume in underwriting than in first quarter 2007, in line with the market. UBS lead managed 99 deals during the quarter including:
- joint bookrunner on Kraft Food's EUR 2.8 billion multi-tranche issue to finance the acquisition of Danone;
-joint bookrunner in the USD 4.4 billion financing for the demerger of Dr. Pepper Snapple Group from the global confectionery business of Cadbury Schweppes; and
- lead manager on a RMB 6.5 billion multi-tranche issue for Shenzhen Development Bank, China's second largest sub-debt deal.

Corporate Center
With effect from first quarter 2007, Industrial Holdings is now reported in Corporate Center. The pre-tax gain for first quarter 2008 stood at CHF 3,947 million from continuing operations - primarily due to a one-time accounting gain of CHF 3,860 million related to the issue of mandatory convertible notes on 5 March 2008. Profit from discontinued operations was CHF 120 million, related to the sale of the last fully consolidated operating company in the private equity portfolio.

Business group reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Income	4,221	301	269
Credit loss (expense) / recovery	0	0	0
Total operating income	4,221	301	269
Cash components	309	272	301	14	3
Share-based components [1]	(6)	0	30
Total personnel expenses	303	272	331	11	(8)
General and administrative expenses	291	346	306	(16)	(5)
Services (to) / from other business units	(484)	(538)	(537)	10	10
Depreciation of property and equipment	164	184	187	(11)	(12)
Amortization of intangible assets	0	0	0
Total operating expenses [2]	274	264	287	4	(5)
Business group performance from continuing operations before tax	3,947	37	(18)
Business group performance from discontinued operations before tax	120	34	6	253
Business group performance before tax	4,067	71	(12)

Contribution from Private Equity / Industrial Holdings
Total operating income	31	3	139	933	(78)
Total operating expenses	55	10	9	450	511
Operating profit from continuing operations before tax	(24)	(7)	130	(243)
Profit from discontinued operations before tax	120	34	(2)	253

Additional information
BIS risk-weighted assets [3]	12.1	8.1	9.1
Personnel (full-time equivalents) [4]	7,179	6,913	6,016	4	19
Personnel excluding IT Infrastructure (ITI) (full-time equivalents) [4]	2,889	2,570	1,921	12	50
Personnel for ITI (full-time equivalents)	4,290	4,343	4,095	(1)	5
1 Additionally includes social security contributions and expenses related to alternative investment awards. 2 Includes expenses for the Chairman's Office (comprising the Company Secretary, Board of Directors and Group Internal Audit). 3 BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework. 4 Personnel numbers exclude five full-time equivalents (FTEs), 3,843 FTEs and 3,891 FTEs from Industrial Holdings for first quarter 2008, fourth quarter 2007 and first quarter 2007, respectively.

Results
Corporate Center, including Industrial Holdings with its private equity portfolio, recorded a pre-tax gain from continuing operations of CHF 3,947 million in first quarter 2008. The result is vastly higher than the CHF 37 million recorded in fourth quarter 2007 and primarily due to a one-time accounting gain of CHF 3,860 million related to the 5 March 2008 mandatory convertible notes (MCN) issue (please see Note 12 of this report for further details). Pre-tax gain from discontinued operations was CHF 120 million in first quarter 2008, compared with CHF 34 million the prior quarter, related to the sale of the last fully consolidated operating company in the private equity portfolio.
Operating income
Total operating income in first quarter 2008 was CHF 4,221 million, a huge increase from CHF 301 million the previous quarter. This increase was mainly driven by the accounting treatment of the MCN issued during the quarter. Further positive contributions came from higher foreign exchange gains, related to management of the currency risk at Group level, and to the mark-to-market gains on US dollar foreign exchange options. Increases were only partially offset by lower returns achieved on the lower equity base. Additionally, Corporate Center continues to transfer interest income earned from managing UBS's consolidated capital back to the business groups. In first quarter 2008, the new equity attribution framework led to an over-allocation of equity, resulting in a charge to Corporate Center exceeding the interest income earned (see page 18 of this report for details of the new equity attribution framework). Operating income was also negatively impacted by losses from certain interest rate swaps and cash flow hedges, compared with gains in fourth quarter 2007.
Operating expenses
Total operating expenses increased by CHF 10 million in first quarter 2008, totaling CHF 274 million against the previous quarter's CHF 264 million. Personnel costs increased compared with fourth quarter, as at year-end 2007 bonus accruals were significantly reduced. In first quarter 2008, a performance-related payment was also made to a third-party in relation to a successful sale in private equity. This was partially offset by lower general and administrative expenses which were down 16% to CHF 291 million compared with fourth quarter 2007. Declines in advertising and sponsoring expenditures were only partially offset by advisory fees paid in relation with the MCNs. Other businesses were charged CHF 484 million for services provided by Corporate Center in first quarter 2008, compared with CHF 538 million in the previous quarter, mainly reflecting reduced costs in IT Infrastructure (ITI) related to efficiency measures implemented across UBS. Moreover, a performance- related credit was booked to the Investment Bank to compensate it for efforts in helping to dispose of certain private equity investments. Depreciation decreased during the quarter due to lower costs related to corporate real estate and fewer purchases of workstations and equipment in ITI.
Personnel
The number of employees in Corporate Center on 31 March 2008 was 7,179, an increase of 266, or 4%, from 31 December 2007. Increased staff levels in offshoring functions, particularly the service center in India, added 335 employees and were only partially offset by lower staff levels in ITI and operational Corporate Center, where the personnel level was reduced across all areas, except for Group Internal Audit which hired people.

Private equity
On 1 January 2008, UBS's private equity portfolio was integrated into Corporate Center. The strategy for the portfolio remains the same as it was prior to integration: to de-emphasize and reduce exposure to this asset class, while capitalizing on orderly exit opportunities as they arise.
In first quarter 2008, UBS completed the divestment of the last fully consolidated operating investment in the private equity portfolio. This resulted in a realized gain, which is presented in discontinued operations. All relevant previous income statements have also been restated to reflect the divestment.
Unconsolidated private equity investments, including those accounted for under the equity method, generated total divestment gains of CHF 46 million in first quarter 2008, with writedowns of CHF 8 million. The level of financial investments available-for-sale fell to CHF 72 million on 31 March 2008, from CHF 92 million on 31 December 2007, due to a number of exits. During first quarter 2008, the fair value of this part of the portfolio decreased by CHF 55 million to CHF 113 million due to successful divestments and revaluations. Unfunded commitments on 31 March 2008 were CHF 61 million, down from CHF 67 million on 31 December 2007.

Capital management
UBS implemented Basel II, the new international capital adequacy standard formulated by the Basel Committee on Banking Supervision, on 1 January 2008. Therefore, the analysis in this section compares Basel II figures from 31 March 2008 with Basel I figures from previous periods. See the sidebar "Capital measurement under Basel II" on page 7 of this report for further details on UBS's implementation of Basel II.
Capital ratios
On 31 March 2008, UBS's BIS Tier 1 capital ratio stood at 6.9% and its BIS total capital ratio was 10.7%, down from 8.7% and 11.9% respectively on 31 December 2007. During this period, risk-weighted assets (RWA) decreased by CHF 39 billion, or 10.5%, driven equally by a reduction in exposures and lower risk weightings under the Basel II framework. Furthermore, in comparison with fourth quarter 2007, the first quarter BIS total capital was down CHF 8.6 billion and the BIS Tier 1 capital was down CHF 9.5 billion, both heavily impacted by the quarterly losses recorded on positions related to the US residential mortgage market. These decreases were partially offset by the issuance of mandatory convertible notes (MCNs) of CHF 13 billion.
Including the rights issue of CHF 15 billion expected to take place by the end of second quarter 2008, and the issue of EUR 1 billion of perpetual preferred securities on 11 April 2008, UBS's eligible Tier 1 capital would have amounted to CHF 39.5 billion on 31 March 2008, resulting in a Tier 1 capital ratio of 11.8% and a total capital ratio of 15.6%.
Capital requirements
Under the newly introduced Basel II framework, RWA were CHF 333.3 billion on 31 March 2008, compared with CHF 372.3 billion on 31 December 2007 under Basel I. Figures by component are as follows:
-RWA for credit risk declined significantly under Basel II, dropping to CHF 272 billion on 31 March 2008 from CHF 321 billion on 31 December 2007. This substantial saving resulted from the more favorable treatment of Global Wealth Management & Business Banking mortgage, customer loan and Lombard lending portfolios under Basel II. This favorable impact was partially offset by higher RWA for over-the-counter (OTC) derivatives and repo-style transactions (i.e. repurchase / reverse repurchase and securities lending and borrowing transactions). In addition, certain portfolios related to the US residential mortgage market were transferred from the trading book into the banking book for capital adequacy purposes, due to the continued illiquidity in the markets for these products. For further information, please refer to page 27 in the "Market risk" section of this report.
-The decline in RWA for market risk, from CHF 42 billion on 31 December 2007 to CHF 17 billion on 31 March 2008, was mainly due to the transfer of certain portfolios related to the US residential mortgage market from the trading book to the banking book. For further information, please refer to page 27 in the "Market risk" section of this report.
-Basel II introduces a capital charge for operational risk and this added CHF 37 billion in RWA on 31 March 2008.
-RWA for non-counterparty related assets declined to CHF 7 billion at 31 March 2008 from CHF 9 billion at year-end 2007, mainly because intangible assets are no longer risk-weighted under Basel II, but are instead deducted from capital.

Capital adequacy
	Basel II		Basel I
CHF million, except where indicated	31.3.08	31.3.08	31.12.07	31.3.07
BIS Tier 1 capital	22,898	25,078	32,445	41,246
of which: hybrid Tier 1 capital	5,787	5,787	6,387	5,636
BIS total capital	35,536	36,252	44,141	51,757
BIS Tier 1 capital ratio (%)	6.9	7.1	8.7	11.6
BIS total capital ratio (%)	10.7	10.3	11.9	14.6
Total BIS risk-weighted assets	333,300	351,619	372,298	354,603

Segmentation of required capital

BIS risk-weighted assets
	Basel II	Basel I
CHF million	31.3.08	31.3.08	31.12.07	31.3.07
Credit risk [1]	271,848	325,804	321,222	321,266
Non-counterparty related risk	7,433	8,334	8,966	8,944
Market risk	17,481	17,481	42,110	24,393
Operational risk	36,538	0	0	0
Total BIS risk weighted assets	333,300	351,619	372,298	354,603
1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for failed trades.

Capital improvement program
UBS decided to actively strengthen its capital position following further writedowns on positions related to the US mortgage market. These writedowns resulted in a significant negative impact on UBS's capital ratios in first quarter 2008. In response to these events, an extraordinary general meeting held on 27 February 2008 approved the issue of CHF 13 billion of mandatory convertible notes and the replacement of the cash dividend for 2007 with a stock dividend. On 11 April 2008, UBS issued EUR 1 billion of perpetual preferred securities that qualify as non-innovative Tier 1 capital. Furthermore, shareholders represented at the annual general meeting on 23 April 2008 approved a capital increase for a rights offering of CHF 15 billion as proposed by the Board of Directors, which is expected to be completed in June 2008.

Pro-forma capital adequacy, including CHF 15 billion rights issue and EUR 1 billion perpetual preferred securities
Basel II
CHF million, except where indicated	31.3.08
BIS Tier 1 capital	39,466
BIS Tier 1 capital ratio (%)	11.8
BIS total capital ratio (%)	15.6

Eligible capital
In order to determine eligible Tier 1 and total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by the International Financial Reporting Standards (IFRS). The most notable adjustment is the deduction of goodwill and investments in unconsolidated entities engaged in banking and financial activities. There is no difference in eligible capital between the BIS guidelines and Swiss Federal Banking Commission (SFBC) regulations.
Tier 1 capital on 31 March 2008 was CHF 22.9 billion, down from CHF 32.4 billion on 31 December 2007. The decline was mainly related to losses on positions related to the US residential mortgage market during first quarter 2008, only partially offset by the issuance of CHF 13 billion in MCNs on 5 March 2008.
Lower Tier 2 capital consists of subordinated long-term debt issued in various currencies and with different maturities. Due to changes in foreign exchange rates, lower Tier 2 capital was CHF 12.8 billion on 31 March 2008, a decrease from CHF 13.8 billion on 31 December 2007. Under Basel II, UBS can account for CHF 1.0 billion additional upper Tier 2 capital from general provisions in excess of expected losses.

Capital components
	Basel II	Basel I
CHF million	31.3.08	31.3.08	31.12.07	31.3.07
Core capital prior to deductions	39,301	39,301	49,781	58,581
of which: paid-in share capital	207	207	207	211
of which: share premium, retained earnings, currency translation differences and other elements	20,307	20,307	43,187	52,734
of which: mandatory convertible notes (MCNs)	13,000	13,000	0	0
of which: non-innovative capital instruments	298	298	340	365
of which: innovative capital instruments	5,489	5,489	6,047	5,271
Less: goodwill and intangible assets [1]	(13,112)	(12,104)	(13,203)	(13,843)
Less: other Tier 1 deductions [2]	(2,119) [3]	(2,119) [3]	(4,133)	(3,492)
Less: other Basel II deductions [4]	(1,172)
Total eligible Tier 1 capital	22,898	25,078	32,445	41,246
Upper Tier 2 capital	1,044	38	301	518
Lower Tier 2 capital	12,766	12,766	13,770	13,165
Less: Basel I deductions [5]		(1,630)	(2,375)	(3,172)
Less: Other Basel II deductions [4]	(1,172)
Total eligible capital	35,536	36,252	44,141	51,757
1 Includes under Basel I only the intangible assets exceeding 4% of Tier 1 capital. 2 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) or for upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006. 3 Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Federal Banking Commission. 4 Positions to be deducted as 50% from Tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less provisions (if positive, for IRB); expected Loss for equities (simple risk weight method); first loss positions from securitization exposures. 5 Consists of the net long position of non-consolidated participations in the finance sector and first loss positions from securitization exposures.

IFRS equity to BIS Tier 1 capital reconciliation
The most important difference between IFRS equity and BIS Tier 1 capital relates to the MCNs. Under International Accounting Standard (IAS) 32, the MCNs are considered as debt issued (CHF 14.6 billion) with a negative equity component of CHF 1.6 billion recognized in share premium. In contrast, for regulatory purposes, the face amount of the CHF 13 billion constitutes eligible Tier 1 capital. Furthermore, an accounting gain of CHF 3.9 billion related to the issue of the MCNs, recognized under IFRS against share premium, was reversed for capital adequacy purposes.
Retained earnings were further reduced by the reversal of the gain on own credit for regulatory capital purposes. This was partially offset by adjustments for differences in the scope of consolidation. CHF 1.0 billion needed to be adjusted downward in net income recognized directly in equity, net of tax for available-for-sale investments and cash flow hedges. Equity attributable to minority interests was adjusted downward by CHF 0.5 billion for minority interests other than trust preferred securities.
IFRS requires a company that holds its own shares for trading and non-trading purposes to record them as treasury shares and deduct them from IFRS equity attributable to shareholders. Under SFBC's Basel I rules, in the past, treasury share positions held as a hedge against payment obligations from employee stock options were not deducted from eligible capital. With the implementation of Basel II, this concept was abolished. According to an interim agreement with the SFBC, UBS is still allowed to net some treasury shares against obligations from employee stock options for a pre-set time period. For this reason, in first quarter 2008, treasury shares amounting to CHF 4.0 billion were not deducted from eligible capital.

Reconciliation of International Financial Reporting Standards equity to BIS Tier 1 capital
	31.3.08
		Basel II		Basel I
CHF million	IFRS view [1]	Reconciliation items	BIS view	BIS view
Share capital	207	0	207	207
Share premium	3,327	4,986	8,313	8,313
Net income recognized directly in equity, net of tax	(3,552)	(1,048)	(4,600)	(4,600)
Revaluation reserve from step acquisitions, net of tax	38	0	38	38
Retained earnings	22,604	(6,048)	16,556	16,556
Equity classified as obligation to purchase own shares	(94)	94	0	0
Treasury shares / deduction for own shares	(6,144)	4,025 [2]	(2,119)	(2,119)
Equity attributable to UBS shareholders / gross Tier 1 net of own shares	16,386	2,009	18,395	18,395
Mandatory convertible notes (MCNs)	0	13,000	13,000	13,000
Equity attributable to minority interests	6,310	(523)	5,787	5,787
Total equity / gross Tier 1 including MCNs and hybrid Tier 1 instruments	22,696	14,486	37,182	37,182
Less: goodwill, intangible assets and other Basel II deduction items			(14,284) [3]	(12,104) [4]
Less: accrual for expected future dividend payments			0	0
Eligible Tier 1 capital			22,898	25,078
1 International Financial Reporting Standards (IFRS). 2 Generally, treasury shares are fully deducted from Equity under IFRS, whereas for capital adequacy purposes only the following positions in own shares are deducted: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) or for upcoming share awards; and iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006, subject to an interim agreement with the Swiss Federal Banking Commission. 3 Includes primarily 50% of the deductions for net long position of non-consolidated participations in the finance sector, first loss positions from securitization exposures, failed trades, excess of expected losses above general provisions. 4 Equals to Goodwill and the Intangible assets exceeding 4% of Tier 1 capital.

Treasury shares
Total UBS shares issued on 31 March 2008 were 2,073,567,252, of which UBS held 101,448,832 shares, down from 158,105,524 held at 31 December 2007. The shares held by UBS at year-end 2007 included 36,400,000 shares originally purchased under the buy-back program 2007 / 2010. The reduction in shares held by UBS since the end of 2007 mainly relates to employee share and option participation plans for which shares are used for delivery and hedging purposes. Furthermore, the Investment Bank holds shares and acts as a market maker in UBS shares and related derivatives. It issues derivatives to retail and institutional investors and may hold shares to hedge these products.

UBS shares and market capitalization
	As of			% change from
Number of shares, except where indicated	31.3.08	31.12.07	31.3.07	31.12.07	31.3.07
Total ordinary shares issued	2,073,567,252	2,073,547,344	2,106,123,317	0	(2)
Second trading line treasury shares
2006 program			(33,020,000)
2007/2010 program			(7,210,000)
Shares outstanding for market capitalization	2,073,567,252	2,073,547,344	2,065,893,317	0	0
Share price (CHF)	28.86	52.40	72.20	(45)	(60)
Market capitalization (CHF million)	59,843	108,654	149,157	(45)	(60)
Total treasury shares	101,448,832	158,105,524	165,758,986	(36)	(39)

Equity attribution framework
In first quarter 2008, UBS implemented a new framework for attributing the equity capital to its businesses. This reflects UBS's overarching objectives of maintaining a strong capital base and guiding businesses towards activities with the best balance between profit potential, risk and capital usage. In this framework, the Group Executive Board (GEB) attributes equity to the businesses after considering their risk exposure, asset size, goodwill and intangible assets.
The design of the equity attribution framework enables UBS to:
- calculate and assess return on attributed equity (RoaE) in each of its businesses. With effect from first quarter 2008, RoaE and return on BIS risk-weighted assets (RoRWA) are disclosed for all business groups and units and replace the previously disclosed "return on allocated regulatory capital" measure;
- integrate Group-wide capital management activities with those at business group and business unit level;
- measure performance in a consistent manner across business groups and business units; and
- make better comparisons between the Group's businesses and those of competitors.
The framework operates as follows. First, each business is attributed an amount of equity equal to the average book value of goodwill and intangible assets, as reported for that business group or unit according to the International Financial Reporting Standards. Next, the GEB considers a number of factors that drive required capital, including:
- equity requirements based on aggregated risk exposure, including the potential for losses exceeding UBS's earnings capacity as defined by the firm's "capital-at-risk" concept, which is described in UBS's Annual Report 2007, in Risk, Treasury and Capital Management, pages 8-10;
- regulatory capital requirements which are based on risk-weighted asset usage of the businesses and also take into account the different market standards for Tier 1 ratios associated with "pure-play" competitors of each of the businesses; and
- the asset size of the businesses.
After reviewing the results of this formulaic approach, the GEB makes adjustments to the final tangible equity attribution to reflect the amount of equity it believes is appropriate for each business. This assessment is based on the expectations of the business's clients and the business environment, including allowing for sufficient capital to support the business's underlying risks and sustain extreme stress scenarios. The table below provides the attribution of equity by business for first quarter 2008.
The amount of equity attributed to all the businesses corresponds to the amount that UBS believes is required to maintain a strong capital base and support its businesses adequately. If the total equity attributed to the businesses differs from the Group's actual equity during a particular period, the surplus or deficit is shown in Corporate Center. As reflected in the table below, there was a substantial deficit reported in Corporate Center during first quarter 2008. The measures taken to restore UBS's capital position - the mandatory convertible notes issued in March 2008 (and convertible to equity no later than 2010), the hybrid Tier 1 capital issued in April 2008 and the rights issue, expected to be completed in second quarter 2008 - are explained on pages 61 of this report and are expected to address this deficit.
Corporate Center continues to transfer interest income earned from managing UBS's consolidated capital back to the businesses. The over-allocation of equity in first quarter 2008 resulted in a charge to Corporate Center exceeding the interest income earned.
RoaE for the individual business groups and units is disclosed in the respective sections of this report.

Average equity attributed
(CHF billion)	Total average equity attributed - 1Q08
Wealth Management International & Switzerland	6.3
Wealth Management US	6.6
Business Banking Switzerland	4.1
Global Wealth Management & Business Banking	17.0
Global Asset Management	3.0
Investment Bank	28.0
Corporate Center	(22.2)
UBS total	25.8

Balance sheet
UBS's total assets were CHF 2,231 billion on 31 March 2008, a decrease of CHF 42 billion from CHF 2,273 billion on 31 December 2007. The balance sheet was reduced by the weakening of major currencies against the Swiss franc, in particular the US dollar and the British pound, though this effect was mostly offset by an increase in positive replacement values on a currency-adjusted basis. Furthermore, UBS achieved significant and deliberate balance sheet reductions in first quarter 2008, mainly in the trading portfolio of the Investment Bank. Balance sheet positions of Global Wealth Management & Business Banking and Global Asset Management were basically unchanged compared with year-end 2007.
Lending and borrowing
Lending
Cash was CHF 19 billion on 31 March 2008, up by CHF 1 billion from year-end 2007. Due from banks increased by CHF 3 billion, largely related to higher lending activities by the Investment Bank's foreign exchange and money market desk, which is the central funding entity of the bank. Loans to customers stood at CHF 323 billion on 31 March 2008, down by CHF 12 billion from 31 December 2007, largely due to the US dollar's decline against the Swiss franc.
Borrowing
Due to banks remained stable at around CHF 145 billion in first quarter 2008. Total debt issued (including financial liabilities designated at fair value) decreased to CHF 394 billion on 31 March 2008, down CHF 20 billion from year-end 2007. In detail, money market paper issuance declined slightly by CHF 2 billion to CHF 150 billion, but the underlying volume in original currencies increased by over CHF 16 billion. The amount of long-term debt issued (including financial liabilities designated at fair value) was CHF 244 billion at the end of first quarter, a drop of CHF 18 billion from year-end 2007 mostly related to currency movements, partly offset by the CHF 13 billion mandatory convertible notes issuance. Due to customers was CHF 567 billion in first quarter 2007, down by CHF 75 billion from year-end 2007, with almost two-thirds of this decrease related to currency movements.
Repurchase / reverse repurchase agreements and securities borrowing / lending
In first quarter 2008, cash collateral on securities borrowed and reverse repurchase agreements decreased by CHF 14 billion, or 2%, to CHF 570 billion, and the sum of securities lent and repurchase agreements declined by CHF 40 billion, or 12%, to CHF 297 billion. This decline occurred almost entirely in the Investment Bank, where the matched book was reduced as part of the Investment Bank's overall balance sheet reduction (the matched book is a repurchase agreement portfolio comprised of assets and liabilities with equal maturities and equal value so that the market risks substantially cancel each other out).
Trading portfolio
The trading portfolio declined sharply during first quarter 2008, with trading assets dropping by CHF 157 billion to CHF 617 billion at quarter-end. While CHF 59 billion of this decline was due to currency movements, the majority was related to the mandated balance sheet reductions in the Investment Bank. In the Investment Bank, equity instruments decreased by CHF 61 billion driven to a large extent by disposals and reduced market valuations, while traded loans and precious metals inventory decreased by CHF 11 billion and CHF 5 billion respectively. In addition, the trading assets inventory in debt instruments declined by CHF 79 billion, mainly in asset-backed securities and corporate bonds as a result of either sales or markdowns, though this was offset by a slight increase in government bonds.
Replacement values
The positive replacement value of derivative instruments increased to CHF 573 billion in first quarter 2008, a rise of CHF 145 billion from the prior quarter-end. During the same period, the negative replacement values of derivative instruments also increased - rising by CHF 130 billion to CHF 573 billion. Both changes were due to movements in interest rates and currencies, as well as increased spread volatility in credit default swaps on securities related to the US real estate market.

Liquidity management
UBS considers liquidity as the ability to pay current obligations and provide funds for new initiatives within acceptable cost constraints.
The market stress that began with the dislocation of the US residential mortgage market in the second half of 2007 has continued into 2008, persisting throughout first quarter. This led to a sharp reduction in trading volumes in some previously highly liquid markets. In the secured financing markets, certain assets were subject to lower advance rates and were sometimes not accepted.
Since the onset of these market disruptions, UBS has maintained a comfortable liquidity position. This is due to the firm's broad and highly diversified funding sources, its large quantity of liquid assets and its robust contingency planning processes. Throughout first quarter 2008, UBS continued to adjust its asset and liability positions in order to maintain its financial flexibility and took additional steps to further implement the new funding initiatives it began in 2007. These steps included strengthening UBS's substantial liquidity reserves, which include a large multi-currency portfolio of unencumbered high-quality and short-term assets as well as available and unutilized liquidity facilities at several major central banks. Selective asset reduction programs have allowed UBS to achieve this strengthening of UBS's liquidity reserves even during the most difficult market conditions of recent months. The size of UBS's reserves and the structure of its balance sheet - particularly the size, composition and liquidity of its asset base and the term structure of its funding - is reviewed regularly and adjusted to market conditions.
UBS uses several measures to continuously track its liquidity position and maintain a balanced asset / liability profile over time. These measures include monitoring its contractual and behavioral maturity profiles, projecting its liquidity exposures under various stress scenarios and monitoring its secured funding capacity.
To preserve a well balanced and diversified liability structure, Group Treasury routinely monitors UBS's liquidity and funding status and reports its findings regularly to senior management and the Group Executive Board. This includes an assessment of the firm's "cash capital" position and concentration risks in its main funding portfolios. Cash capital is the difference between UBS's long-term funding and the total of illiquid assets, where "long-term" and "illiquid" both refer to a time horizon of one year.
In response to the market dislocation that emerged in the second half of 2007, UBS has increased both its modeling and monitoring frequency, and the projected severity of the scenarios it uses to monitor and develop effective responses that mitigate potential liquidity exposures in a crisis scenario. The models analyze the impacts of a severe liquidity crisis, in which a firm-specific crisis occurs within a stressed market environment. The underlying assumptions in the analysis encompass the characteristics that have emerged in the present market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity limited to a very narrow range of asset classes. The assumptions incorporated in UBS's current stressed scenario analysis have far exceeded the conditions experienced during the current market crisis.
UBS continues to maintain a well balanced portfolio of liabilities that is broadly diversified by market, product and currency, minimizing its dependency on any single funding source. This, together with its centralized funding management, has enabled UBS to fund its business activities throughout the current and prolonged period of market stress. UBS's domestic retail and global wealth management businesses have continued to be valuable and reliable sources of funding. Funding is also provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, that provide specialized investments to its institutional and private clients. UBS's funding profile at the end of first quarter 2008 remained similar to its funding profile at year-end 2007, in terms of diversification with respect to both currency and product type, as illustrated in the graphs below. Over 20% of funding was raised on a secured basis and UBS's unsecured funding base remains well diversified: approximately 18% of UBS's funding is from savings and demand deposits, around 18% from long-term debt, 16% from time deposits, 11% from money market papers, 10% from short-term interbank borrowing and 5% from fiduciary deposits.
UBS has also raised a significant amount of new long-term funding in first quarter 2008 despite the persistent difficult market environment. This has included the CHF 13 billion of proceeds from the mandatory convertible notes issuance and over CHF 5 billion from public senior debt issuance (including CHF 425 million of three-year floating rate notes, EUR 2.5 billion of five-year fixed rate notes and a EUR 450 million increase of outstanding notes due June 2010). Through the first three weeks of April, UBS arranged more than CHF 10.5 billion in additional public long-term senior debt transactions, with a weighted average maturity of 7.5 years. UBS also raised EUR 1 billion on 11 April 2008 from the issuance of perpetual preferred securities, while the rights offering that was approved at the annual general meeting on 23 April 2008, and is expected to be completed in June 2008, will raise approximately an additional CHF 15 billion in capital funding.
UBS is working in cooperation with its global counterparties, official institutions and market regulators, both independently and within collective industry forums, to address the causes of the current market dislocations and restore equilibrium. The new measures introduced by several major central banks during the first quarter 2008 have been very helpful in this regard.

Off-balance sheet
In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards (IFRS), are not initially recognized on the balance sheet and do not affect the income statement. These types of arrangements are kept off-balance sheet, unless (i) they become onerous, (ii) they are considered derivative instruments, or (iii) UBS incurs an obligation from them or becomes entitled to a specific asset. As soon as such an obligation is incurred, it is recognized on the balance sheet, with the resulting loss recorded in the income statement. However, it should be noted that in many instances, the amount recognized on the balance sheet does not represent the full potential for loss inherent in such arrangements. For the most part, the arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. The following paragraphs discuss several distinct areas of off-balance sheet arrangements and any potential obligations that may arise from them as of 31 March 2008.
Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third-parties.

Off-balance sheet arrangements, risks, consolidations and fair value measurements	Disclosure in UBS's first quarter report
Credit guarantees, performance guarantees, undrawn irrevocable credit facilities, and similar instruments	Financial Statements, Note 10
Leveraged finance commitments	MD&A, section Risk management and control, Risk concentration
Liquidity facilities and similar obligations	MD&A, section Off-balance sheet arrangements
Risk concentrations	MD&A, section Risk management and control, Risk concentration
Credit risk information	MD&A, section Risk Management and control, Credit risk
Market risk information	MD&A, section Risk Management and control, Market risk
Capital and liquidity information	MD&A, section Capital management, balance sheet and Liquidity management
Consolidation of securitization vehicles and CDOs	MD&A, section Off-balance sheet arrangements
Fair value measurements	Financial Statements, Note 9

Liquidity facilities and similar obligations
UBS has no significant exposure through liquidity facilities, guarantees and similar obligations to structured investment vehicles (SIVs), conduits and other types of special purpose entities (SPEs). Losses resulting from such obligations were not significant in 2007 and first quarter 2008.
Non-consolidated securitization vehicles and collateralized debt obligations
UBS sponsors the creation of SPEs that facilitate the securitization of acquired residential and commercial mortgage loans, other financial assets and related securities. UBS also securitizes customers' debt obligations in transactions that involve SPEs which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, UBS intends a sale of the beneficial interests to third parties shortly after securitization. Due to illiquid markets for certain instruments linked to the US mortgage market in the second half of 2007 and first quarter 2008, retained interests could not be sold in the short term.
Consolidation of securitization vehicles and CDOs
UBS continually evaluates its involvements with consolidated and non-consolidated SPEs as required under IFRS. Certain events - such as restructurings, the vesting of potential rights and the acquisition, disposition or expiration of interests, etc. - may prompt reconsideration of the initial consolidation conclusions made by UBS at the inception of its involvement with such entities. In these instances, SPEs may be consolidated or de-consolidated as the conditions have changed. In December 2007, due to market conditions, various non-consolidated CDOs in which UBS held a majority stake in super senior securities were declared to have breached default provisions pursuant to the entities' governing documents. In these instances, various contingent decision-making rights became immediately vested in the super senior class holders. UBS determined that, in certain instances, the rights arising from such events caused it to be in control of these entities. The affected SPEs are consolidated in UBS's statement of financial position as of 31 March 2008 and 31 December 2007. The impact of consolidation was not material to UBS's balance sheet at 31 March 2008 and 31 December 2007. The full extent of UBS's losses in respect of super senior positions held was already included in the income statement such that the consolidation of the CDO vehicles had no incremental impact on UBS's income statement.
Risks resulting from non-consolidated securitization vehicles and CDOs
UBS's main concentrations of risk are disclosed in detail in the "Risk concentrations" section of this report. The information provided on risk concentrations discloses risks associated with UBS's involvement in consolidated and non-consolidated US mortgage securitization vehicles and CDOs. In the event that consolidation of additional vehicles will be required in the future, UBS does not expect a significant impact on its risk exposure, capital, financial position or results of operations and any gross-up of the assets and liabilities in the balance sheet is expected to be modest.
Positions with significant impact on the income statement are disclosed in Note 3 in the Financial Statements of this report.
Investment funds
If UBS decided to support a Global Asset Management fund or another investment sponsored by UBS it might, depending on the facts and circumstances, present risks that could increase to material levels. UBS does not currently foresee the likelihood of material losses on such positions but the possibility cannot be definitively ruled out.

Income statement (unaudited)

		Quarter ended			% change from
CHF million, except per share data	Note	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Continuing operations
Interest income	3	20,222	25,820	25,942	(22)	(22)
Interest expense	3	(18,543)	(24,283)	(24,634)	(24)	(25)
Net interest income	3	1,679	1,537	1,308	9	28
Credit loss (expense) / recovery		(311)	(238)	1	31
Net interest income after credit loss expense		1,368	1,299	1,309	5	5
Net fee and commission income	4	6,215	7,727	7,264	(20)	(14)
Net trading income	3	(11,643)	(13,915)	4,667	16
Other income	5	108	757	246	(86)	(56)
Total operating income		(3,952)	(4,132)	13,486	4
Personnel expenses	6	5,274	6,284	7,094	(16)	(26)
General and administrative expenses	7	2,243	2,258	1,902	(1)	18
Depreciation of property and equipment		281	310	300	(9)	(6)
Amortization of intangible assets		49	66	84	(26)	(42)
Total operating expenses		7,847	8,918	9,380	(12)	(16)
Operating profit from continuing operations before tax		(11,799)	(13,050)	4,106	10
Tax expense		(297)	(162)	921	(83)
Net profit from continuing operations		(11,502)	(12,888)	3,185	11

Discontinued operations
Profit from discontinued operations before tax		120	34	6	253
Tax expense		0	2	(2)	(100)	100
Net profit from discontinued operations		120	32	8	275

Net profit		(11,382)	(12,856)	3,193	11
Net profit attributable to minority interests		153	111	162	38	(6)
from continuing operations		107	111	162	(4)	(34)
from discontinued operations		46	0	0
Net profit attributable to UBS shareholders		(11,535)	(12,967)	3,031	11
from continuing operations		(11,609)	(12,999)	3,023	11
from discontinued operations		74	32	8	131	825

Earnings per share
Basic earnings per share (CHF)	8	(5.59)	(6.45)	1.49	13
from continuing operations		(5.62)	(6.47)	1.49	13
from discontinued operations		0.03	0.02	0.00	50
Diluted earnings per share (CHF)	8	(5.60)	(6.45)	1.43	13
from continuing operations		(5.63)	(6.47)	1.43	13
from discontinued operations		0.03	0.02	0.00	50

Balance sheet (unaudited)

			% change from
CHF million	31.3.08	31.12.07	31.12.07

Assets
Cash and balances with central banks	19,352	18,793	3
Due from banks	63,740	60,907	5
Cash collateral on securities borrowed	172,134	207,063	(17)
Reverse repurchase agreements	397,911	376,928	6
Trading portfolio assets	461,088	610,061	(24)
Trading portfolio assets pledged as collateral	156,345	164,311	(5)
Positive replacement values	572,864	428,217	34
Financial assets designated at fair value	10,224	11,765	(13)
Loans	323,444	335,864	(4)
Financial investments available-for-sale	4,254	4,966	(14)
Accrued income and prepaid expenses	9,463	11,953	(21)
Investments in associates	1,408	1,979	(29)
Property and equipment	6,904	7,234	(5)
Goodwill and intangible assets	13,160	14,538	(9)
Other assets	18,728	18,189	3
Total assets	2,231,019	2,272,768	(2)

Liabilities
Due to banks	144,587	145,762	(1)
Cash collateral on securities lent	25,295	31,621	(20)
Repurchase agreements	271,729	305,887	(11)
Trading portfolio liabilities	166,588	164,788	1
Negative replacement values	573,101	443,539	29
Financial liabilities designated at fair value	160,356	191,853	(16)
Due to customers	567,023	641,892	(12)
Accrued expenses and deferred income	14,324	22,150	(35)
Debt issued	234,037	222,077	5
Other liabilities	51,283	61,029	(16)
Total liabilities	2,208,323	2,230,598	(1)

Equity
Share capital	207	207	0
Share premium	3,327	12,433	(73)
Net income recognized directly in equity, net of tax	(3,552)	(1,161)	(206)
Revaluation reserve from step acquisitions, net of tax	38	38	0
Retained earnings	22,604	34,139	(34)
Equity classified as obligation to purchase own shares	(94)	(74)	(27)
Treasury shares	(6,144)	(10,363)	41
Equity attributable to UBS shareholders	16,386	35,219	(53)
Equity attributable to minority interests	6,310	6,951	(9)
Total equity	22,696	42,170	(46)
Total liabilities and equity	2,231,019	2,272,768	(2)

Statement of changes in equity (unaudited)

	Quarter ended
CHF million	31.3.08	31.3.07
Share capital
Balance at the beginning of the period	207	211
Issue of share capital	0	0
Capital repayment by par value reduction	0	0
Cancellation of second trading line treasury shares	0	0
Balance at the end of the period	207	211
Share premium
Balance at the beginning of the period	8,884	9,870
Change in accounting policy	3,549	2,770
Premium on shares issued and warrants exercised	(5,414)	10
Net premium / (discount) on treasury share and own equity derivative activity	(2,150)	(12)
Employee share and share option plans	(1,610)	(1,102)
Tax benefits from deferred compensation awards	68	122
Balance at the end of the period attributable to UBS shareholders	3,327	11,658
Balance at the end of the period attributable to minority interests	425	513
Balance at the end of the period	3,752	12,171
Net income recognized directly in equity, net of tax
Foreign currency translation
Balance at the beginning of the period	(2,627)	(1,618)
Change in accounting policy	27	4
Movements during the period	(2,656)	57
Subtotal - balance at the end of the period attributable to UBS shareholders	(5,256)	(1,557)
Balance at the end of the period attributable to minority interests	(1,114)	(204)
Subtotal - balance at the end of the period	(6,370)	(1,761)
Net unrealized gains / (losses) on financial investments available-for-sale, net of tax
Balance at the beginning of the period	1,471	2,876
Net unrealized gains / (losses) on financial investments available-for-sale	(351)	645
Impairment charges reclassified to the income statement	3	10
Realized gains reclassified to the income statement	(29)	(168)
Realized losses reclassified to the income statement	1	1
Subtotal - balance at the end of the period attributable to UBS shareholders	1,095	3,364
Balance at the end of the period attributable to minority interests	1	32
Subtotal - balance at the end of the period	1,096	3,396
Changes in fair value of derivative instruments designated as cash flow hedges, net of tax
Balance at the beginning of the period	(32)	(443)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	619	24
Net realized (gains) / losses reclassified to the income statement	22	58
Subtotal - balance at the end of the period attributable to UBS shareholders	609	(361)
Balance at the end of the period attributable to minority interests	0	0
Subtotal - balance at the end of the period	609	(361)

Net income recognized directly in equity, net of tax - attributable to UBS shareholders	(3,552)	1,446
Net income recognized directly in equity - attributable to minority interests	(1,113)	(172)
Balance at the end of the period	(4,665)	1,274

Revaluation reserve from step acquisitions, net of tax
Balance at the beginning of the period	38	38
Movements during the period	0	0
Balance at the end of the period attributable to UBS shareholders	38	38

Statement of changes in equity (continued) (unaudited)
	Quarter ended
CHF million	31.3.08	31.3.07
Retained earnings
Balance at the beginning of the period	38,081	49,151
Change in accounting policy	(3,942)	(3,079)
Net profit attributable to UBS shareholders for the period	(11,535)	3,031
Dividends paid	0	0
Cancellation of second trading line treasury shares	0	0
Balance at the end of the period attributable to UBS shareholders	22,604	49,103
Balance at the end of the period attributable to minority interests	171	(16)
Balance at the end of the period	22,775	49,087
Equity classified as obligation to purchase own shares
Balance at the beginning of the period	(74)	(185)
Movements during the period	(20)	(10)
Balance at the end of the period attributable to UBS shareholders	(94)	(195)
Treasury shares
Balance at the beginning of the period	(10,363)	(10,214)
Acquisitions	(288)	(3,481)
Disposals	4,507	2,745
Cancellation of second trading line treasury shares	0	0
Balance at the end of the period attributable to UBS shareholders	(6,144)	(10,950)

Minority interests - preferred securities	6,827	5,831

Total equity attributable to UBS shareholders	16,386	51,311
Total equity attributable to minority interests	6,310	6,156
Total equity	22,696	57,467

Additional information: Equity attributable to minority interests
	Quarter ended
CHF million	31.3.08	31.3.07
Balance at the beginning of the period	6,951	6,089
Issuance of preferred securities	0	0
Other increases	4	13
Decreases and dividend payments	(164)	(109)
Foreign currency translation	(634)	1
Minority interest in net profit	153	162
Balance at the end of the period	6,310	6,156

Statement of recognized income and expense

For the quarter ended	31.3.08			31.3.07
	Attributable to			Attributable to
CHF million	UBS shareholders	Minority interests	Total	UBS shareholders	Minority interests	Total
Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(498)	(31)	(529)	564	2	566
Changes in fair value of derivative instruments designated as cash flow hedges, before tax	833		833	107	0	107
Foreign currency translation	(2,656)	(634)	(3,290)	54	4	58
Tax on items transferred to / (from) equity	(70)		(70)	(98)	0	(98)
Net income recognized directly in equity, net of tax	(2,391)	(665)	(3,056)	627	6	633
Net income recognized in the income statement	(11,535)	153	(11,382)	3,031	162	3,193
Total recognized income and expense	(13,926)	(512)	(14,438)	3,658	168	3,826

Statement of cash flows (unaudited)

	Quarter ended
CHF million	31.3.08	31.3.07

Cash flow from / (used in) operating activities
Net profit	(11,382)	3,193
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	281	303
Amortization of intangible assets	49	85
Credit loss expense / (recovery)	311	(1)
Equity in income of associates	(26)	(32)
Deferred tax expense / (benefit)	(911)	405
Net loss / (gain) from investing activities	(171)	(145)
Net loss / (gain) from financing activities	(10,161)	740
Net (increase) / decrease in operating assets:
Net due from / to banks	2,056	13,537
Reverse repurchase agreements and cash collateral on securities borrowed	13,997	(84,467)
Trading portfolio and net replacement values	145,180	630
Loans / due to customers	(62,645)	10,653
Accrued income, prepaid expenses and other assets	2,092	(386)
Net increase / (decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	(40,535)	44,191
Accrued expenses and other liabilities	(19,024)	(2,397)
Income taxes paid	(245)	(1,256)
Net cash flow from / (used in) operating activities	18,866	(14,947)

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(1,100)	(715)
Disposal of subsidiaries and associates	1,107	77
Purchase of property and equipment	(301)	(431)
Disposal of property and equipment	4	64
Net (investment in) / divestment of financial investments available-for-sale	(134)	414
Net cash flow from / (used in) investing activities	(424)	(591)

Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	(1,837)	20,364
Net movements in treasury shares and own equity derivative activity	(4,887)	(1,718)
Capital issuance	0	0
Dividends paid	0	0
Issuance of long-term debt, including financial liabilities designated at fair value	43,948	40,052
Repayment of long-term debt, including financial liabilities designated at fair value	(19,606)	(19,087)
Increase in minority interests	35	11
Dividend payments to / purchase from minority interests	(164)	(109)
Net cash flow from / (used in) financing activities	17,489	39,513
Effects of exchange rate differences	(30,328)	484
Net increase / (decrease) in cash and cash equivalents	5,603	24,459
Cash and cash equivalents, beginning of the period	149,105	136,090
Cash and cash equivalents, end of the period	154,708	160,549
Cash and cash equivalents comprise:
Cash and balances with central banks	19,352	3,826
Money market paper [1]	76,265	107,463
Due from banks with original maturity of less than three months	59,091	49,260
Total	154,708	160,549
1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale.

Cash paid as interest was CHF 20,230 million and CHF 22,542 million during the first quarter of 2008 and 2007, respectively.

Note 1 Basis of Accounting
UBS AG's ("UBS") consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2007 and for the year then ended except for the changes set out below. For fair value measurements applied in first quarter 2008, UBS provides complementary information in Note 9.
The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made.
These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Annual Report 2007.
Note that UBS has re-filed its Annual Report 2007 on Form 20-F with the SEC due to the adoption of IFRS 2 Share-based Payment: Vesting Conditions and Cancellations on 1 January 2008 as prior periods have been restated.
IFRS 2 Share-based Payment: Vesting Conditions and Cancellations
On 1 January 2008, UBS adopted an amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations and fully restated the two comparative prior years. The amended standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions.
The amended standard no longer considers vesting conditions to include certain non-compete provisions.
The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award. This no longer includes the non-compete period.
Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value. The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Additional compensation expense of CHF 797 million and CHF 516 million was recognized in 2007 and 2006, respectively.
The implementation of the amended IFRS 2 resulted in the following increases of compensation expenses previously reported in the quarterly Financial Statements 2007: CHF 280 million, CHF 124 million, CHF 79 million and CHF 314 million for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively. These additional compensation expenses include awards granted in 2008 for the performance year 2007. The impact of the restatement on total equity as at 31 December 2007 was a decrease of CHF 366 million. Retained earnings at 31 December 2007 decreased by approximately CHF 3.9 billion, share premium increased by approximately CHF 3.5 billion, liabilities (including deferred tax liabilities) increased by approximately CHF 0.6 billion and deferred tax assets increased by approximately CHF 0.2 billion. The restatement decreased basic and diluted earnings per share as follows: CHF 0.12, CHF 0.04, CHF 0.02 and CHF 0.27 for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively.
The additional compensation expense is attributable to the acceleration of expense related to share-based awards as well as for certain AIV awards and deferred cash compensation awards which contain non-compete provisions and sale and hedge restrictions that no longer qualify as vesting conditions under the Standard.
Revenues from Industrial Holdings and Goods and materials purchased
The income statement does not include the lines Revenues from Industrial Holdings and Goods and materials purchased, as the last consolidated industrial private equity investment in Industrial Holdings was sold in first quarter 2008 and is classified as a discontinued operation in UBS's income statement. Prior periods have been restated to reflect this classification.
Changes to segment reporting
UBS has continuously reduced its private equity business in Industrial Holdings over the last three years. The business no longer includes consolidated industrial private equity investments. Starting first quarter 2008, UBS is reporting the remaining activities from this business, mainly financial investments available-for-sale, under Corporate Center.

Note 2 Reporting by Business Group
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm's length. The presentation of the business segments below reflects UBS's organization structure and management responsibilities. UBS's financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. In total, UBS now reports five business segments and Corporate Center. Corporate Center includes all corporate functions and elimination items, as well as remaining Industrial Holdings activities and is not considered a business segment.

For the three months ended 31 March 2008
							UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland
Income	3,056	1,527	1,269	791	(14,505)	4,221	(3,641)
Credit loss (expense) / recovery	(2)	0	(1)	0	(308)	0	(311)
Total operating income	3,054	1,527	1,268	791	(14,813)	4,221	(3,952)
Personnel expenses	942	1,051	634	303	2,041	303	5,274
General and administrative expenses	267	201	259	104	1,121	291	2,243
Services (to) / from other business units	386	59	(180)	39	180	(484)	0
Depreciation of property and equipment	25	19	15	7	51	164	281
Amortization of intangible assets	5	14	0	8	22	0	49
Total operating expenses	1,625	1,344	728	461	3,415	274	7,847
Business Group performance from continuing operations before tax	1,429	183	540	330	(18,228)	3,947	(11,799)
Business Group performance from discontinued operations before tax						120	120
Business Group performance before tax	1,429	183	540	330	(18,228)	4,067	(11,679)
Tax expense on continuing operations							(297)
Tax expense on discontinued operations							0
Net profit							(11,382)

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm's length. The presentation of the business segments below reflects UBS's organization structure and management responsibilities. UBS's financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. In addition, the Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports six business segments and Corporate Center.

For the three months ended 31 March 2007
								UBS
	Global Wealth Management & Business Banking			Global Asset Management	Investment Bank	Corporate Center
CHF million	Wealth Management International & Switzerland	Wealth Management US	Business Banking Switzerland			Corporate Center	Industrial Holdings
Income	3,071	1,610	1,280	997	6,258	130	139	13,485
Credit loss (expense) / recovery	0	0	21	0	(20)	0	0	1
Total operating income	3,071	1,610	1,301	997	6,238	130	139	13,486
Personnel expenses	926	1,124	652	432	3,629	326	5	7,094
General and administrative expenses	232	216	264	115	769	304	2	1,902
Services (to) / from other business units	381	80	(160)	43	193	(539)	2	0
Depreciation of property and equipment	20	19	13	7	54	187	0	300
Amortization of intangible assets	9	16	0	5	54	0	0	84
Total operating expenses	1,568	1,455	769	602	4,699	278	9	9,380
Business Group performance from continuing operations before tax	1,503	155	532	395	1,539	(148)	130	4,106
Business Group performance from discontinued operations before tax						8	(2)	6
Business Group performance before tax	1,503	155	532	395	1,539	(140)	128	4,112
Tax expense on continuing operations								921
Tax expense on discontinued operations								(2)
Net profit								3,193

Note 3 Net Interest and Trading Income
Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group's trading businesses and the Investment Bank's lending activities. Net income from interest margin businesses comprises interest income from the Group's loan portfolio. Net income from treasury and other activities reflects all income from the Group's centralized treasury function.

Net interest and trading income
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Net interest income	1,679	1,537	1,308	9	28
Net trading income	(11,643)	(13,915)	4,667	16
Total net interest and trading income	(9,964)	(12,378)	5,975	20

Breakdown by businesses
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Net income from trading businesses [1]	(15,761)	(14,420)	4,274	(9)
Net income from interest margin businesses	1,581	1,637	1,466	(3)	8
Net income from treasury activities and other	4,216	405	235	941
Total net interest and trading income	(9,964)	(12,378)	5,975	20
1 Includes lending activities of the Investment Bank.
Net interest income
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Interest income
Interest earned on loans and advances	5,436	6,360	4,312	(15)	26
Interest earned on securities borrowed and reverse repurchase agreements	7,919	10,753	11,953	(26)	(34)
Interest and dividend income from trading portfolio	6,763	8,603	9,611	(21)	(30)
Interest income on financial assets designated at fair value	80	76	33	5	142
Interest and dividend income from financial investments available-for-sale	24	28	33	(14)	(27)
Total	20,222	25,820	25,942	(22)	(22)
Interest expense
Interest on amounts due to banks and customers	5,793	6,921	6,742	(16)	(14)
Interest on securities lent and repurchase agreements	6,045	8,985	10,176	(33)	(41)
Interest and dividend expense from trading portfolio	2,332	3,144	3,900	(26)	(40)
Interest on financial liabilities designated at fair value	1,749	2,272	1,616	(23)	8
Interest on debt issued	2,624	2,961	2,200	(11)	19
Total	18,543	24,283	24,634	(24)	(25)
Net interest income	1,679	1,537	1,308	9	28
Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Note 3 Net Interest and Trading Income (continued)

Net trading income [1]
	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Equities	2,840	1,751	2,828	62	0
Fixed income	(20,436)	(15,696)	450	(30)
Foreign exchange and other [2]	5,953	30	1,389		329
Net trading income	(11,643)	(13,915)	4,667	16
thereof net gains / (losses) from financial liabilities designated at fair value	10,161	2,363	(486)	330
1 Please refer to the table "Net Interest and Trading Income" above for the Net income from trading businesses (for an explanation, read the corresponding introductory comment). 2 Includes trading from money markets, currencies and commodities.

Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income.
The Group recorded a gain of CHF 2,103 million and CHF 659 million for the quarters ended 31 March 2008 and 31 December 2007, respectively in Net trading income from changes in the fair value of financial liabilities designated at fair value attributable to changes in the Group's own credit risk. The change applies to those financial liabilities designated at fair value where the Group's own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. It was calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group.

Significant impacts on net trading income [1,2]
	Quarter ended 31.3.08		Year ended 31.12.07
	USD billion	CHF billion [3]	USD billion	CHF billion [3]
US sub-prime residential mortgage market
US sub-prime super senior RMBS CDO [4]	(5.3)	(5.4)	(9.2)	(10.5)
US sub-prime residential mortgage-backed securities (RMBS)	(2.1)	(2.2)	(2.6)	(2.9)
US sub-prime warehouse and retained RMBS CDO	0.2	0.2	(2.8)	(3.2)
US Alt-A residential mortgage market
US Alt-A, AAA - rated RMBS backed by first lien mortgages	(4.5)	(4.5)	(0.8)	(0.9)
US Alt-A, super senior RMBS CDO [4] and other	(1.6)	(1.7)	(1.2)	(1.4)
US Prime residential mortgage market
US super senior prime RMBS CDO [4]	(0.2)	(0.2)
US prime RMBS	(0.7)	(0.7)
Credit valuation adjustments for monoline credit protection
US RMBS CDO	(1.5)	(1.5)	(0.8)	(0.9)
Other than US RMBS CDO	(0.2)	(0.2)
US Commercial mortgage market
US commercial mortgage-backed securities (CMBSs) CDO	(0.2)	(0.2)
US CMBS/CMBX	(0.1)	(0.1)
US Commercial real estate loans	(0.1)	(0.1)
US Reference linked notes (RLN)
US RLN sub-prime and Alt-A	(1.2)	(1.2)	(1.3)	(1.5)
US RLN CMBS	(0.2)	(0.2)
US RLN other ABS and corporate debt	(0.2)	(0.2)
Leveraged finance	(0.3)	(0.3)
US student loans	(1.0)	(1.0)
Subtotal	(19.2)	(19.5)	(18.7) [5]	(21.3) [5]
Mandatory convertible notes 6		3.9
Total		(15.6)
1 Includes mainly positions reflected in the section "Risk concentrations" in the MD&A of this report and in Note 12. 2 The positions disclosed in this table are reflected in Net trading income of CHF (11,643) million and CHF (8,353) million for the period ended 31 March 2008 and 31 December 2007 respectively. 3 The exchange rates represent the average rates for first quarter 2008 (1 USD = 1.02 CHF) and for fourth quarter 2007 (1 USD = 1.14 CHF). 4 Amounts exclude credit valuation adjustments taken in first quarter for a single monoline insurer where hedge protection is considered ineffective. Amounts are shown as part of monoline profit and loss. 5 Includes only positions disclosed in Note 3 of the Annual Report 2007. 6 See Note 12 for details.

Note 4 Net Fee and Commission Income

	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Equity underwriting fees	195	799	481	(76)	(59)
Debt underwriting fees	186	221	342	(16)	(46)
Total underwriting fees	381	1,020	823	(63)	(54)
M&A and corporate finance fees	417	775	450	(46)	(7)
Brokerage fees	2,485	2,484	2,562	0	(3)
Investment fund fees	1,592	1,876	1,749	(15)	(9)
Fiduciary fees	80	82	70	(2)	14
Custodian fees	324	360	322	(10)	1
Portfolio and other management and advisory fees	1,706	1,943	1,932	(12)	(12)
Insurance-related and other fees	126	112	110	13	15
Total securities trading and investment activity fees	7,111	8,652	8,018	(18)	(11)
Credit-related fees and commissions	65	60	71	8	(8)
Commission income from other services	264	260	294	2	(10)
Total fee and commission income	7,440	8,972	8,383	(17)	(11)
Brokerage fees paid	639	629	679	2	(6)
Other	586	616	440	(5)	33
Total fee and commission expense	1,225	1,245	1,119	(2)	9
Net fee and commission income	6,215	7,727	7,264	(20)	(14)

Note 5 Other Income

	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Associates and subsidiaries
Net gains from disposals of consolidated subsidiaries	(20)	(7)	(1)	(186)
Net gains from disposals of investments in associates	32	23	0	39
Equity in income of associates	26	55	33	(53)	(21)
Total	38	71	32	(46)	19
Financial investments available-for-sale
Net gains from disposals [1]	55	686	37	(92)	49
Impairment charges	(22)	(55)	(11)	60	(100)
Total	33	631	26	(95)	27
Net income from investments in property [2]	19	28	18	(32)	6
Net gains from investment properties [3]	6	9	(1)	(33)
Other income from Industrial Holdings	0	3	139	(100)	(100)
Other	12	15	32	(20)	(63)
Total other income	108	757	246	(86)	(56)
1 Included in the quarter ended 31 December 2007 is a gain from the demutualization of Bovespa, the Brazilian stock exchange, and the Brazil Mercantile & Futures Exchange of CHF 634 million. 2 Includes net rent received from third parties and net operating expenses. 3 Includes unrealized and realized gains from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Salaries and bonuses	4,122	5,074	5,884	(19)	(30)
Contractors	107	160	159	(33)	(33)
Insurance and social security contributions	183	277	379	(34)	(52)
Contribution to retirement plans	239	241	225	(1)	6
Other personnel expenses	623	532	447	17	39
Total personnel expenses	5,274	6,284	7,094	(16)	(26)

Note 7 General and Administrative Expenses

	Quarter ended			% change from
CHF million	31.3.08	31.12.07	31.3.07	4Q07	1Q07
Occupancy	372	409	379	(9)	(2)
Rent and maintenance of IT and other equipment	157	176	178	(11)	(12)
Telecommunications and postage	230	238	250	(3)	(8)
Administration	210	269	219	(22)	(4)
Marketing and public relations	125	153	145	(18)	(14)
Travel and entertainment	182	267	231	(32)	(21)
Professional fees	219	337	215	(35)	2
Outsourcing of IT and other services	252	327	281	(23)	(10)
Other	496	82	4	505
Total general and administrative expenses	2,243	2,258	1,902	(1)	18

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from
	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Basic earnings (CHF million)
Net profit attributable to UBS shareholders	(11,535)	(12,967)	3,031	11
from continuing operations	(11,609)	(12,999)	3,023	11
from discontinued operations	74	32	8	131	825

Diluted earnings (CHF million)
Net profit attributable to UBS shareholders	(11,535)	(12,967)	3,031	11
Less: (Profit) / loss on equity derivative contracts	(33)	(13)	(13)	(154)	(154)
Net profit attributable to UBS shareholders for diluted EPS	(11,568)	(12,980)	3,018	11
from continuing operations	(11,642)	(13,012)	3,010	11
from discontinued operations	74	32	8	131	825

Weighted average shares outstanding
Weighted average shares outstanding	2,063,871,434	2,009,905,039	2,032,370,909	3	2
Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding [1]	2,173,581	1,398,761	77,035,413	55	(97)
Weighted average shares outstanding for diluted EPS	2,066,045,015	2,011,303,800	2,109,406,322	3	(2)

Earnings per share (CHF)
Basic	(5.59)	(6.45)	1.49	13
from continuing operations	(5.62)	(6.47)	1.49	13
from discontinued operations	0.03	0.02	0.00	50
Diluted	(5.60)	(6.45)	1.43	13
from continuing operations	(5.63)	(6.47)	1.43	13
from discontinued operations	0.03	0.02	0.00	50

Shares outstanding	As of			% change from
	31.3.08	31.12.07	31.3.07	31.12.07	31.3.07
Total ordinary shares issued	2,073,567,252	2,073,547,344	2,106,123,317	0	(2)
Second trading line treasury shares
2006 program			33,020,000
2007/2010 program			7,210,000
Other treasury shares	101,448,832	158,105,524	125,528,986	(36)	(19)
Total treasury shares	101,448,832	158,105,524	165,758,986	(36)	(39)
Shares outstanding	1,972,118,420	1,915,441,820	1,940,364,331	3	2
Retrospective adjustments for stock dividend [2]	98,605,921	95,772,091	97,018,217	3	2
Mandatory convertible note 2008/10 and exchangeable shares [3]	253,683,428	484,537	567,632
Shares outstanding for EPS	2,324,407,769	2,011,698,448	2,037,950,180	16	14
1 Due to UBS losses, 21.5 million and 33.7 million potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect for the quarters ended 31 March 2008 and 31 December 2007, respectively. 2 Shares outstanding are increased by 5% to reflect the 1:20 ratio of the stock dividend. 3 31.03.2008 includes 252,525,253 shares for the mandatory convertible notes.

Note 9 Fair Value of Financial Instruments
a) Fair Value Hierarchy

Determination of Fair Values from Quoted Market Prices or Valuation Techniques
	31.3.08				31.12.07
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Trading portfolio assets	189.0	230.0	42.1	461.1	249.3	323.4	37.3	610.0
Trading portfolio assets pledged as collateral	90.6	52.1	13.6	156.3	85.3	55.8	23.2	164.3
Positive replacement values	10.3	532.1	30.5	572.9	6.8	407.4	14.0	428.2
Financial assets designated at fair value	1.4	8.8	0.0	10.2	1.8	10.0	0.0	11.8
Financial investments available-for-sale	0.9	1.7	1.7	4.3	1.2	2.4	1.4	5.0
Total assets	292.2	824.7	87.9	1,204.8	344.4	799.0	75.9	1,219.3
Trading portfolio liabilities	128.3	38.0	0.3	166.6	119.9	44.9	0.0	164.8
Negative replacement values	8.7	530.2	34.2	573.1	6.6	420.1	16.8	443.5
Financial liabilities designated at fair value	0.0	144.4	16.0	160.4	0.0	149.5	42.4	191.9
Total liabilities	137.0	712.6	50.5	900.1	126.5	614.5	59.2	800.2

Material changes in level 3 instruments resulting from transfers from, or into, Levels 1 and 2
The financial assets measured with valuation techniques reflecting significant non-market observable inputs (level 3) mainly include instruments linked to the US residential sub-prime, Alt-A and prime real estate markets, instruments linked to the US commercial real estate market, US reference linked notes, student loan auction rate certificates (ARCs), variable rate demand obligations (VRDOs) and other student loan ABS, other non-real estate ABS, leveraged finance deals, and structured rates and credit trades. Level 3 financial liabilities mainly include instruments linked to the US residential sub-prime market, structured rates and credit trades and hybrid financial liabilities.
The following paragraph sets out details about reclassifications of the most significant items contributing to the changes in level 3 assets and liabilities during the first quarter 2008.
Previously available quoted market prices or observable input parameters became unobservable during first quarter 2008 for the following types of positions. Fair values of these positions have therefore been determined using valuation models which include significant non-market observable input parameters - level 3 valuations:
-Student loan ARCs, VRDOs and other student loan ABSs, recognized as trading portfolio assets, with a fair value of approximately CHF 10 billion for which the normal regular auctions have failed due to lack of investor demand.
-Positive and negative replacement values of approximately CHF 10 billion and CHF 12 billion respectively in respect of synthetic bespoke CDOs and certain credit default swaps, where prices of the underlying portfolios and correlation of reference credits are unobservable.
-US residential prime mortgage securities and CDOs, recognized as trading portfolio assets, with a fair value of approximately CHF 3 billion where with liquidity for certain issuances has reduced compared fourth quarter 2007.
-Certain non-real estate ABS, e.g. securities backed by credit card loans, other consumer loans, aviation loans, and structured collateralized corporate loan obligations, recognized as trading portfolio assets, have been valued with significant unobservable inputs, where liquidity for certain issuances has reduced compared with fourth quarter 2007.
-Leveraged finance loans and commitments recognized as trading portfolio assets with a fair value of approximately CHF 1 billion where there is no liquid loan trading market and no observable credit spread in the credit default swap (CDS) market for the specific name.
-Hybrid financial liabilities and other financial liabilities designated at fair value with an amount of approximately CHF 15 billion have been included into level 3 at 31 December 2007 although they relate to level 1 and level 2 valuations. In addition, expiries of trades, fair value reductions of liabilities linked to the US residential real estate market and other factors contributed to the decrease of level 3 financial liabilities designated at fair value.
Refer to Note 3 for profit and loss information on positions which significantly impacted the income statement in first quarter 2008.
Nature and type of assets underlying asset-backed securities
Information about US residential mortgage-backed securities and certain other asset-backed securities is provided in Note 3 and in the MD&A to the financial statements, section Risk concentrations. This includes certain details about categories, vintages and credit ratings of such instruments, where applicable.
b) Valuation Techniques and Inputs
Positions related to the US residential mortgage market
Where possible, financial instruments are marked at prices quoted in active markets. In the current market environment, such price information is typically not available for instruments linked to the US residential mortgage market, and UBS applies valuation techniques to measure such instruments. Valuation techniques use "market observable inputs", where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions where observable reference data is not available for some or all parameters, UBS estimates the non-market observable inputs used in its valuation models.
For the period ended 31 March 2008, UBS used valuation models primarily for super senior RMBS CDO tranches referenced to sub-prime RMBSs. The model used to value these positions projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS securities and then to the CDO structure. The primary inputs to the model are monthly remittance data that describe the current performance of the underlying mortgage pools. These are received near the end of each month and relate to the preceding month's cash flows on the mortgages underlying each RMBS.
In fourth quarter 2007 and first quarter 2008, UBS calibrated its loss projections to ensure that the value of relevant market indices (for example, ABX indices) implied by the super senior RMBS CDO model would be consistent with the observed levels of the indices in the market. Despite the various limitations in the comparability of these indices to UBS's own positions, it was felt that this was the best approach in view of the further deterioration in liquidity and resultant lack of observed transactions to which the model could be calibrated. The valuation model also considers the impact of variability in projected lifetime loss levels and applies a discount rate for expected cash flows derived from relevant market index prices (for example, ABX indices) to value expected cash flows. The external ratings of the RMBSs underlying the CDO tranches or the CDO tranches themselves are inputs to the valuation model only to the extent that they indicate the likely timing of potential "events of default". The valuation model incorporates the potential timing and impact of such default events based on an analysis of the contractual rights of various parties to the transaction and the estimated performance of the underlying collateral. There is no single market standard for valuation models in this area, such models have inherent limitations, and different assumptions and inputs would generate different results.
The super senior RMBS CDO valuation model is used to value UBS's net long exposures to super senior RMBS CDOs. It is also used where UBS holds a gross long position hedged one-to-one with an offsetting short position in the form of credit protection purchased from a monoline insurer, to provide an estimate of the current credit exposure to the monoline insurer. The fair values of the combined positions also take account of the counterparty credit risk of the monoline insurers. Where valuation techniques based on observable inputs are used to value RMBS positions, a consistent approach is used to value related hedge positions with monoline insurers.
Information about the risks and exposures of such items is included in the "Risk concentrations" section in the MD&A.
Sensitivity information on level 3 financial instruments
US super senior RMBS CDO
Write-downs on super senior US RMBS CDO positions (sub-prime, Alt-A and prime) during first quarter 2008 reflected continued declines in the ABX indices to which the valuation model is calibrated. These declines accounted for approximately two-thirds of the total write-down on these positions. In addition, the following factors contributed to the write-downs: a) adoption of more severe model assumptions in relation to loss severity, and in relation to loss projections on collateral originally rated A and higher, and b) an increase in the risk premium that is applied to projected cash flows within the valuation model, based on an assessment of market conditions prevailing at the end of the quarter.
The two primary unobservable factors in the valuation model are the loss projections on the underlying mortgage pools and the risk premium component of the discount rate. To assess the sensitivity of the valuation to the loss projections, a 10% adverse change in all mortgage pool loss projections (that is, from 15% loss to 16.5% loss) across all relevant RMBS collateral is considered. Holding all other elements of the model constant, this adverse change in loss projections would result in an additional write-down of approximately USD 1.1 billion (CHF 1.1 billion). The current risk premium assumption in the valuation model is 11.1% (implying a discount rate of Libor plus 11.1%). An increase in the risk premium of 100 bp, holding other aspects of the model constant, is estimated to result in an additional write-down of approximately USD 175 million (CHF 173 million). These estimates are intended to convey information on the sensitivity of the model-based valuation to unobservable inputs; they are not intended as risk assessments. A sensitivity to unobservable inputs of approximately USD 1 billion (CHF 1 billion) for these positions was included in the aggregate sensitivity calculations presented at year-end 2007.
Credit valuation adjustments on monoline credit protection
Credit valuation adjustments for monoline credit protection are based on a model that utilizes five year credit default swap spreads on the monolines as a key input in determining an implied level of expected loss.1 To assess the sensitivity of this calculation to alternative assumptions, the impact of a 10% increase in these credit default swap spreads is considered. At 31 March 2008, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 161 million (CHF 159 million).
In addition, the credit valuation adjustments related to transactions referencing RMBS CDOs are sensitive to the same unobservable inputs highlighted in the preceding discussion of US super senior RMBS CDOs. The sensitivity of the monoline credit valuation adjustment to a 10% adverse change in loss projections related to the collateral underlying referenced RMBS CDOs is estimated at USD 30 million (CHF 30 million). The sensitivity of the monoline credit valuation adjustment to an increase of 100 bp in the discount margin used in valuing RMBS CDOs is estimated at USD 21 million (CHF 21 million).
Student loan auction rate certificates (ARCs)
Where student loan ARCs have been classified as level 3 due to impaired market liquidity, they have been valued as floating rate notes with three pricing inputs - the coupon, the current discount margin or spread, and the maturity. The coupon is generally assumed to equal the maximum rate allowed under the terms of the instrument, the current discount margin is based on an assessment of observable yields on instruments bearing comparable risks, and the maturity is based on an assessment of the term of the underlying instrument and the potential for restructuring the ARC. Model assumptions differ according to the characteristics of the underlying ARC (i.e taxable versus tax-exempt instruments, government insured versus privately insured). The primary unobservable input to the valuation is the maturity assumption, currently set at five years for the majority of the ARC instruments. If this assumption is increased by one year (that is, to six years), the impact would be an additional write-down of approximately USD 180 million (CHF 178 million).
1 In one case, UBS has assessed a credit valuation adjustment of 100% and declared the hedge completely ineffective. This credit valuation adjustment level is not derived from a model-based calculation. The sensitivity of the now unhedged CDO valuations to unobserved inputs is included in the preceding discussion of US super senior RMBS CDOs.
c) Deferred Day-1 Profit or Loss
The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS's Financial Information at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	31.3.08	31.12.07	31.3.07
Balance at the beginning of the period	550	578	951
Deferred profit / (loss) on new transactions	129	146	331
Recognized (profit) / loss in the income statement	(145)	(161)	(303)
Foreign currency translation	(73)	(13)	0
Balance at the end of the period	461	550	979

Note 10 Contingent claims and undrawn credit facilities

	31.3.08			31.12.07
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Credit guarantees and similar instruments	12,717	(512)	12,205	13,381	(593)	12,788
Performance guarantees and similar instruments	3,870	(474)	3,396	3,969	(464)	3,505
Documentary credits	3,713	(495)	3,218	3,474	(517)	2,957
Total contingent claims	20,300	(1,481)	18,819	20,824	(1,574)	19,250
Undrawn irrevocable credit facilities	72,435	(2)	72,433	83,980	(2)	83,978

Note 11 Changes in Organization
Acquisitions
Caisse Centrale de Réescompte Group
In February 2008, UBS completed the acquisition in France of Caisse Centrale de Réescompte Group (CCR) from Commerzbank for a total consideration of approximately CHF 612 million (EUR 387 million), paid at the closing date. The purchase price includes EUR 247 million for a 100% interest in CCR, as well as approximately EUR 140 million for the excess capital of CCR at closing, reflecting provisional adjustments made during the closing process. Under the terms of the transaction, the final price for the acquisition will be determined after the closing, following determination of the actual adjustments. The acquisition costs have been allocated to intangible assets of CHF 116 million (EUR 73 million), net assets of CHF 189 million (EUR 119 million) and goodwill of CHF 307 million (EUR 195 million). The allocation of the costs of the business combination to assets acquired and liabilities assumed is still being finalized. The business of CCR, which includes EUR 13.3 billion of invested assets as of 31 December 2007 and approximately 190 employees, will be integrated into the asset management and wealth management businesses of UBS in France.

Note 12 Mandatory Convertible Notes
On 9 December 2007, UBS entered into a binding agreement with the Government of Singapore Investment Corporation Pte Ltd and an investor from the Middle East to issue mandatory convertible notes (MCN) with a face value of CHF 13 billion, subject to the approval of a capital increase by an Extraordinary General Meeting of shareholders. At the Extraordinary General Meeting held on 27 February 2008, the shareholders approved a conditional capital increase to issue up to 277,750,000 new shares to satisfy the conversion into UBS AG shares of the MCN, which were issued to the two investors on 5 March 2008. The MCN have a coupon of 9% per annum and are converted into UBS shares after two years, with earlier conversion options for the investors and UBS. Conversion is linked to the share price at the date of conversion, but is not lower than CHF 51.48 and not higher than CHF 60.23 per share. The conversion prices are subject to anti-dilution adjustments in the event of certain corporate actions. Conversion at CHF 51.48 would result in issuance of the maximum number of shares, which is 252,525,253, while conversion at CHF 60.23 would result in issuance of the minimum number of shares, which is 215,839,283. If at the date of conversion the share price is between the lower and upper conversion price, the number of shares is determined by dividing CHF 13 billion by the actual market price determined immediately before conversion. The issue of the MCN immediately strengthened UBS AG's regulatory capital base as the notes count as tier 1 capital from the date of issue.
Under IFRS, the MCN is treated as a compound financial instrument that consists of a debt host and an embedded equity component. The debt host has been recognized as a liability initially measured at fair value and accounted for at amortized cost. The fair value of the debt host component on 5 March 2008 was determined to be approximately CHF 14,553 million, resulting in a yield to maturity of 2.78% per annum. The debt host is accounted for at amortized cost and interest expense of approximately CHF 393 million per year will be recognized.
The equity component reflects the value of the net premium paid to the investors for obtaining the right to convert the MCN into a variable number of shares if the share price at the date of conversion is between the lower and higher conversion prices. The terms of this component were agreed on 9 December 2007, at which time the issuance of the MCN was conditional on shareholder approval. At that date, the value attributed to the equity component was CHF 1,590 million. This value increased during the period to 5 March 2008 to approximately CHF 5,413 million as a result of the UBS AG share price falling to CHF 32.24.
The total change in fair value on the contract to issue the MCN of approximately CHF 3,860 million was recognized as a gain in first quarter 2008. Approximately CHF 3,823 million was attributable to the equity component and recognized as a reduction to share premium on 5 March 2008. The remaining approximately CHF 37 million was applied to the liability component. The value of both the equity and the liability component is not re-measured to fair value after 5 March 2008.

Note 13 Litigation
UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when after seeking legal advice, in the opinion of management, it is probable that a liability exists, and the amount can be reasonably estimated. No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.
Currently, UBS is responding to a number of regulatory inquiries and investigations, and is involved in a number of litigations and disputes, related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, UBS's valuations, disclosures, writedowns, underwriting, and contractual obligations. UBS has been in regular communication with its home country consolidated regulator, the Swiss Federal Banking Commission (SFBC), regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of sub-prime instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of DRCM.
At 31 March 2008, UBS is involved in the following legal proceedings which could be material to the Group in a given reporting period:
a) Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney's Office for the Southern District of New York ("US Attorney's Office") is examining UBS's conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were the subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the US Attorney's Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government's investigation.
b) Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the SEC relating to derivative transactions entered into with municipal bond issuers and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In the SEC investigation, on 4 February 2008, UBS received a "Wells notice" advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC's Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought.
c) HealthSouth: UBS is defending itself in two purported securities class actions brought in the US District Court of the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS is also a defendant in HealthSouth derivative litigation in Alabama State Court and has responded to an SEC investigation relating to UBS's role as a banker for HealthSouth.
d) Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. These proceedings include, inter alia, clawback proceedings against UBS Limited in connection with a structured finance transaction. Further, UBS is a defendant in two civil damages claims brought by Parmalat, one of which relates to the same structured finance transaction against UBS Limited, while the other against UBS AG relates to certain derivative transactions. In addition, UBS Limited and one current and one former UBS employee are the subject of criminal proceedings in Milan. UBS AG and UBS Limited are defendants in civil actions brought by Parmalat investors in parallel with the criminal proceedings in Milan. Furthermore, four current or former UBS employees are defendants in relation to criminal proceedings in Parma. Civil claims have also been recently filed in parallel with the criminal proceedings by Parmalat against the individuals and UBS Limited and also by Parmalat investors against the individuals, UBS AG and UBS Limited. UBS AG and UBS Limited deny the allegations made against them and against the individuals in the matters and are vigorously defending themselves in the proceedings.
e) Auction Rate Securities Litigation: UBS has been named in three putative class actions and several arbitrations and individual civil litigations, and is responding to numerous regulatory requests, including requests from the SEC and a number of state regulators, relating to the marketing and sale of Auction Rate Securities (ARS) to clients and to UBS's role and participation in ARS auctions. The requests and the class actions followed the disruption in the markets for these securities and related auction failures since mid-February 2008.
f) US Cross-Border: The Department of Justice ("DOJ") and the SEC are examining UBS's conduct in relation to cross-border services provided by Swiss-based UBS client advisors to US clients during the years 2000-2007. In particular, DOJ is examining whether certain US clients sought, with the assistance of UBS client advisors, to evade their US tax obligations by avoiding restrictions on their securities investments imposed by the Qualified Intermediary agreement UBS entered into with the US Internal Revenue Service in 2001. The SEC is examining whether Swiss-based UBS client advisors engaged in activities in relation to their US-domiciled clients that triggered an obligation for UBS Switzerland to register with the SEC as a broker-dealer and/or investment advisor. UBS is cooperating with these investigations.

Note 14 Post-Balance Sheet Events
Share capital increase
On 23 April 2008, the Annual General Meeting of shareholders (the "AGM") approved a proposal that the Group strengthen its shareholders' equity by way of an ordinary capital increase with proceeds of approximately CHF 15 billion. The capital increase will be effected by issuing rights to UBS shareholders, which will allow them to subscribe for new registered shares in UBS AG at a subscription price and subscription ratio to be announced. The capital increase will result in an increase in share capital by a maximum amount of CHF 125,000,000 through the issuance of a maximum of 1,250,000,000 fully paid registered shares with a par value of CHF 0.10 each. The capital increase with proceeds of approximately CHF 15 billion is fully underwritten by a syndicate of banks, guaranteeing that all shares for which shareholders do not excercise their subscription rights will be sold and the full amount is paid. The newly issued shares will rank pari passu in all respects with the existing registered shares immediately upon issue.
Sale of investment in Adam Street Partners
On 5 May 2008, UBS Global Asset Management agreed to the sale of its 24.9% ownership interest in Adam Street Partners (ASP) to the remaining shareholders of ASP. The sale is conditional upon ASP obtaining financing for the purchase price. The cash consideration agreed amounts to approximately CHF 162 million (USD 156 million), which will be subject to customary post completion adjustments. The sale is expected to close in the second quarter of 2008. ASP was formed in January 2001 in connection with a management buyout of that business from Global Asset Management, with UBS retaining the now sold 24.9% stake. Global Asset Management will continue its close collaboration with ASP under an existing sub-advisory agreement in place since 2001.

Note 15 Currency Translation Rates
The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate As of			Average rate Quarter ended
	31.3.08	31.12.07	31.3.07	31.3.08	31.12.07	31.3.07
1 USD	0.99	1.13	1.22	1.02	1.14	1.23
1 EUR	1.57	1.65	1.62	1.58	1.66	1.62
1 GBP	1.97	2.25	2.39	1.98	2.30	2.41
100 JPY	1.00	1.02	1.03	1.00	1.01	1.03

UBS registered shares

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters
virt-x	UBSN VX	UBSN.VX
New York Stock Exchange	UBS US	UBS.N
Tokyo Stock Exchange	8657 JP	8657.T

Security identification codes
ISIN		CH0024899483
Valoren		2.489.948
Cusip		CINS H89231 33 8

Cautionary statement regarding forward-looking statements | This report contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to UBS’s business and the implementation of strategic initiatives, as well as other statements relating to UBS’s future business development and economic performance and UBS’s intentions with respect to future returns of capital. While these forward-looking statements represent UBS’s judgments and future expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the United States subprime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of UBS’s internal risk management processes, of its risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit ratings; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of UBS’s Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s BIS capital ratios. In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0802

© UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

UBS AG Media Relations Tel. +41-44-234 85 00

www.ubs.com

6 May 2008
Media release
UBS reports first quarter loss of CHF 11,535 million, in line with 1 April 2008 pre-announcement
First quarter 2008
•	First quarter Group net loss attributable to shareholders of CHF 11,535 million, down from a net profit of CHF 3,031 million in first quarter 2007
•	Net new money in the two wealth management businesses was CHF 5.6 billion; Business Banking Switzerland had net outflows of CHF 1.9 billion; Global Asset Management had net outflows of CHF 16.5 billion
Positions related to US mortgage market
•	In line with 1 April pre-announcement, fixed income, currencies and commodities (FICC) businesses impacted by losses of around USD 19 billion on US real estate and certain structured credit positions — risk positions decreased through disposals and writedowns
Capital strengthening
•	Following the EUR 1 billion hybrid Tier 1 issue already completed in April and the CHF 15 billion rights issue expected to be completed in June, pro-forma 31 March Tier 1 ratio would have increased to 11.8% and total capital ratio to 15.6%, among the highest in the industry
Outlook
•	UBS expects financial industry conditions to remain difficult — with a continuing unfavorable global economic climate, deleveraging by institutional and private investors, slower wealth creation and lower trading and capital markets activity. This will require UBS to manage costs, resources and capacity very efficiently
Zurich/Basel, 6 May 2008 — UBS reports a Group net loss attributable to shareholders of CHF 11,535 million for first quarter 2008. This is in line with UBS’s 1 April 2008 pre-announcement which forecast a CHF 12 billion loss.
The first quarter of 2008 was difficult for many reasons:
•	The downward spiral in US mortgages and related instruments accelerated during first quarter and also spread to other structured credit positions. This development led to first quarter 2008 losses of around USD 19 billion on these affected positions (for further details, please see Note 3 to the unaudited Financial Statements in UBS’s First Quarter 2008 financial report and the discussion of FICC’s revenues on page 8 of this media release).

•	This quarter was also characterized by lower capital markets activity, sharply reduced mergers and acquisitions and falling securities prices.

•	During this quarter, there was a weakening of the US dollar and the British pound against the Swiss franc, UBS’s reporting currency.

Media Relations 6 May 2008 Page 2 of 12
Considering these market conditions, and with the exception of the additional losses experienced on UBS’s positions affected by the US mortgage and credit market turbulence, revenue performance in most of UBS’s businesses was satisfactory. UBS was also successful in bringing controllable costs down.
For the wealth and asset management businesses and Business Banking Switzerland, profit levels remained high in absolute terms despite a reduction in comparison with the prior quarter. A 13% quarter-on-quarter decrease in invested assets, and therefore asset-based fee income, was primarily due to the strengthening of the Swiss franc against the major currencies in which many invested assets are denominated (US dollar, euro, British pound) and a second successive quarter of declining equity indices.
In the Investment Bank, revenues generated by the advisory and capital markets businesses fell considerably in comparison with first quarter 2007, in the context of a more than 40% contraction in global deal volume. The equities business was negatively impacted by considerably weaker proprietary trading results and lower revenues from non-exchange traded derivatives, such as over the counter (OTC), and equity-linked instruments, which were only partially offset by improved contributions from cash commissions, exchange-trade derivatives and prime brokerage. Although trading results were weak in most FICC areas, there were some exceptions such as rates, which had a strong quarter driven by the European swaps and options business, government bond trading and the foreign exchange business, which benefited from higher volumes and good client flows. In commodities, lower revenues from energy trading were offset by good results in other areas such as metals.
Across the firm, variable personnel expenses were reduced in comparison with first quarter 2007 and fourth quarter 2007, despite severance costs following the Investment Bank’s restructuring. General and administrative expenses for all categories other than provisions fell 20% from fourth quarter 2007 and 8% from first quarter 2007. Higher legal provisions and related legal fees offset these reductions, leading to a year-on-year increase in general and administrative expenses.
As a result of the observed market widening of UBS’s credit spread in the first three months of 2008, the Investment Bank recorded gains on own credit of CHF 2,103 million in net trading income. These gains will reverse if UBS’s credit spreads tighten in the future.
The accounting treatment of the mandatory convertible notes (MCNs) issued on 5 March 2008 resulted in a one-time gain of CHF 3,860 million, booked in Corporate Center.
Capital base reinforced
The Tier 1 ratio for first quarter 2008 includes the CHF 13 billion MCNs issued in March.
Two additional measures were taken in April and will be effective in second quarter 2008. UBS issued EUR 1 billion of perpetual preferred securities and these now form part of Tier 1 capital. And, at the annual general meeting on 23 April, shareholders approved the ordinary capital increase, proposed by the Board of Directors, to allow UBS to raise approximately CHF 15 billion of capital in a rights offering that has already been fully underwritten by four leading international banks. Taking into account both these measures and the reduction in risk-weighted assets, UBS’s pro-forma Tier 1 ratio on 31 March 2008 would have been 11.8% and the total capital ratio 15.6% - among the highest in the industry peer group.
The expected timetable of the rights issue is:

27 May 2008	Ex-date for rights and start of rights trading and exercise period

9 June 2008	End of rights trading period

12 June 2008	End of rights exercise period

13 June 2008	First trading day of new shares

17 June 2008	Payment and settlement

Media Relations 6 May 2008 Page 3 of 12
Risk inventory reduced
UBS has substantially reduced its risk inventory since third quarter 2007: positions related to US sub-prime residential mortgages have decreased by approximately 60%; and a combination of disposals and writedowns has reduced other exposures related to US residential and commercial real estate. An update on UBS’s risk concentrations and the firm’s exposure on 31 March 2008 can be found in the “Risk Concentration” section of the UBS’s First Quarter 2008 financial report.
In first quarter 2008, UBS reduced its balance sheet by accelerating the reduction in trading inventories in its Investment Bank.
According to Marcel Rohner, Chief Executive Officer of UBS, such actions are proving effective: “We can see tangible effects as a result of our initial responses to the losses. While our exposure is still subject to swings in market conditions, we see market demand for these securities returning in certain areas and at the current level of valuations. Risk measurement systems have also undergone corrections, with the first stage of re-positioning FICC now complete. The management structure of FICC has been simplified, the areas we wish to exit from are identified and the associated positions are now managed separately by a work-out group.”
As announced on 1 April 2008, UBS is in the process of creating a new entity to hold substantial parts of this work-out portfolio. The aim is to reduce exposure to this entity in a way that optimizes value for UBS shareholders.
Outlook — The year started with tough business conditions for the financial industry as a whole. UBS expects this difficult environment to remain and be characterized by a continuing unfavorable global economic climate, deleveraging by institutional and private investors, slower wealth creation and lower trading and capital market activity.
The impact will affect all of UBS’s businesses and it requires the firm to manage costs, resources and capacity very actively. The Investment Bank expects to employ around 19,000 people at the end of 2008. This will require a reduction of up to 2,600, of which the large majority will be redundancies. In the other business groups, personnel numbers will be reduced mainly through natural attrition and internal redeployment, although it will not be possible to avoid redundancies entirely. Assuming no change in market conditions, UBS estimates that, by mid-2009, the firm as a whole will have about 5,500 fewer employees than today.
Performance against targets
UBS monitors its delivery of adequate returns to shareholders by focusing on four key performance indicators. These indicators are calculated using results from continuing operations and results for first quarter 2008 are:
•	a decline in UBS’s return on equity, at negative 180.0% compared with positive 26.8% in first quarter 2007, primarily as a result of the substantial losses in the Investment Bank related to the US mortgage market;

•	diluted earnings per share (EPS) of negative CHF 5.63, compared with positive CHF 1.43 in first quarter 2007. The diluted EPS calculation for first quarter 2008 included shares that will be issued at conversion of the MCNs;

•	a cost / income ratio that is not meaningful in the first quarter due to negative income; and

•	net new money outflows of CHF 12.8 billion, compared with net inflows of CHF 52.8 billion in first quarter 2007. Falling expectations for equity market returns have led to modest deleveraging of private client portfolios and the near absence of corporate events has negatively affected private wealth creation. Despite this, the global wealth management businesses saw net new money inflows of CHF 5.6 billion in first quarter 2008. In Switzerland,

Media Relations 6 May 2008 Page 4 of 12
clients diversified assets away from UBS due to the effects on UBS of the credit market turbulence. Overall, this reaction affected only a small fraction of UBS’s total invested assets base, but Business Banking Switzerland saw net outflows of CHF 1.9 billion.

Global Asset Management recorded net outflows of CHF 16.5 billion, of which CHF 9.6 billion was in the institutional business and CHF 6.9 billion in the wholesale intermediary business, reflecting the generally unsettled investment environment. To address the issue of underperformance in certain investment capabilities in prior quarters, Global Asset Management reorganized its management with the aim of improving investment performance consistently, and regaining institutional assets over time.

Media Relations 6 May 2008 Page 5 of 12
UBS financial highlights

	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Performance indicators from continuing operations

Diluted earnings per share (CHF)[1]	(5.63)	(6.47)	1.43	13

Return on equity attributable to UBS shareholders (%)[2]	(180.0)	(12.2)	26.8

Cost / income ratio (%)[3]	N/A [4]	N/A [4]	69.6

Net new money (CHF billion)[5]	(12.8)	15.5	52.8

Group results

Operating income	(3,952)	(4,132)	13,486	4

Operating expenses	7,847	8,918	9,380	(12)	(16)

Operating profit before tax (from continuing and discontinued operations)	(11,679)	(13,016)	4,112	10

Net profit attributable to UBS shareholders	(11,535)	(12,967)	3,031	11

Personnel (full-time equivalents)[6]	83,839	83,560	80,637	0	4

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,231,019	2,272,768	2,514,359	(2)	(11)

Equity attributable to UBS shareholders	16,386	35,219	51,311	(53)	(68)

Market capitalization	59,843	108,654	149,157	(45)	(60)

BIS capital ratios

Tier 1 (%)[7]	6.9	8.7	11.6

Total BIS (%)	10.7	11.9	14.6

Risk-weighted assets	333,300	372,298	354,603	(10)	(6)

Invested assets (CHF billion)	2,759	3,189	3,112	(13)	(11)

Long-term ratings

Fitch, London	AA-[8]	AA	AA+

Moody’s, New York	Aa1[8]	Aaa	Aa2

Standard & Poor’s, New York	AA-[8]	AA	AA+

1  For the earnings per share calculation, see Note 8 to the unaudited Financial Statements in UBS’s First Quarter 2008 financial report.    2  Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).    3  Operating expenses / operating income before credit loss expense or recovery.    4  The cost / income ratio is not meaningful due to negative income.    5  Excludes interest and dividend income.    6  Excludes personnel from Industrial Holdings.    7  For further details, please refer to the “Capital management” section of UBS’s First Quarter 2008 financial report.    8  Reflects rating on 1 April 2008.

Media Relations 6 May 2008 Page 6 of 12
UBS financial highlights (USD)

USD-convenience translation (spot rate of CHF/USD as of 31.3.08):	0.99

As of or for the quarter ended

USD million, except where indicated	31.3.08

Performance indicators from continuing operations

Diluted earnings per share (USD)[1]	(5.69)

Return on equity attributable to UBS shareholders (%)[2]	(180.0)

Cost / income ratio (%)[3]	N/A

Net new money (USD billion)[5]	(12.9)

Group results

Operating income	(3,992)

Operating expenses	7,926

Operating profit before tax (from continuing and discontinued operations)	(11,797)

Net profit attributable to UBS shareholders	(11,652)

Personnel (full-time equivalents)[6]	83,839

UBS balance sheet and capital management

Balance sheet key figures

Total assets	2,253,555

Equity attributable to UBS shareholders	16,552

Market capitalization	60,447

BIS capital ratios

Tier 1 (%)[7]	6.9

Total BIS (%)	10.7

Risk-weighted assets	336,667

Invested assets (USD billion)	2,787

1  For the earnings per share calculation, see Note 8 to the unaudited Financial Statements in UBS’s First Quarter 2008 financial report.    2  Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).    3  Operating expenses / operating income before credit loss expense or recovery.    4  The cost / income ratio is not meaningful due to negative income.    5  Excludes interest and dividend income.    6  Excludes personnel from Industrial Holdings.    7  For further details, please refer to the “Capital management” section of UBS’s First Quarter 2008 financial report.

Media Relations 6 May 2008 Page 7 of 12
UBS results
Global Wealth Management & Business Banking
The pre-tax profit for Global Wealth Management & Business Banking was CHF 2,152 million in first quarter 2008, a 13% decrease from the prior quarter. Each unit of the business group reported lower pre-tax profits during the first quarter.
Wealth Management International & Switzerland’s pre-tax profit was CHF 1,429 million in first quarter 2008, a 13% decline from the prior quarter. Total operating income decreased by 7% from CHF 3,298 million in fourth quarter 2007, due to reduced recurring and non-recurring income. A lower asset base led to a decline in recurring income; lower client activity and lower interest income led to a decline in non-recurring income. Operating expenses fell slightly from fourth quarter 2007, reflecting a decline in personnel expenses and general and administrative expenses, with the latter due to lower travel and entertainment expenses and lower professional fees.
Pre-tax profit in Wealth Management US was CHF 183 million in first quarter 2008, down 12% from the prior quarter. In US dollar terms, pre-tax profit for first quarter 2008 was USD 179 million, a decrease of 2% from the prior quarter. In addition to the negative effects of currency translation, the first quarter was marked by lower transactional income resulting from the turbulent US markets. Operating income was 9% lower than in fourth quarter 2007 — while the decline mainly reflects the decrease of the US dollar against the Swiss franc during the first quarter, recurring income as well as non-recurring income declined. Total operating expenses for first quarter 2008 were down 9% from the previous quarter. The decrease resulted from lower personnel and non-personnel costs, with both positively influenced by the depreciation of the US dollar against the Swiss franc during this period. Personnel expenses decreased by 5%; in US dollar terms, personnel expenses increased by 6% from fourth quarter 2007, mainly due to higher incentive compensation. Non-personnel expenses decreased from the previous quarter, mainly due to the currency translation impact as well as lower costs related to professional service fees and travel expenditure.
Business Banking Switzerland reported a pre-tax profit of CHF 540 million in first quarter 2008, down 10% from fourth quarter 2007. Total operating income decreased by 5% compared with the fourth quarter, as both interest and non-interest income declined. Despite increased personnel expenses, operating expenses fell by 1% mainly due to a decline in general and administrative expenses.
Global Asset Management
Global Asset Management’s pre-tax profit for first quarter 2008 was CHF 330 million, down 32% from the prior quarter. Performance fees were lower than those recorded in fourth quarter 2007, as were management fees across the business, which decreased as a result of lower invested assets that were impacted predominantly by financial market performance and the stronger Swiss franc.
Operating income decreased by 27% from the previous quarter, mainly reflecting a decrease in performance fees following the very strong levels seen in fourth quarter 2007 — particularly in alternative and quantitative investments and in the Brazilian asset management business — combined with a decrease in management fees across almost all businesses from lower invested assets.
Institutional revenues declined as a result of lower performance fees and lower management fees, partly offset by the inclusion of Caisse Centrale de Réescompte. Wholesale intermediary revenues also decreased, primarily due to lower management fees resulting from lower invested assets.
Total operating expenses were down 22% from fourth quarter 2007. Personnel expenses were CHF 303 million in first quarter 2008, down from CHF 372 million in the prior quarter mainly due to lower incentive-based compensation — a result of lower revenues. General and administrative expenses decreased to CHF 104 million in first quarter 2008, primarily due to lower litigation expenses, lower professional fees and lower travel and entertainment expenses.

Media Relations 6 May 2008 Page 8 of 12
Investment Bank
In first quarter 2008, the Investment Bank recorded a loss of CHF 18,228 million. In contrast, the Investment Bank recorded a pre-tax profit of positive CHF 1,539 million in first quarter 2007.
Total operating income in first quarter 2008 was negative CHF 14,813 million, compared with total operating income of positive CHF 6,238 million in first quarter 2007.
Investment banking revenues, at CHF 557 million in first quarter 2008, fell by 58% from first quarter 2007 in relation to a contraction in global fee volume. Advisory revenues decreased by 14% in line with the industry trend of a decline in mandated deals. Capital markets revenues were impacted by reduced market volumes in all regions, falling by 72%. Equity capital markets revenues decreased by 80% and capital market revenues from the FICC area decreased by 61%. Other fee income and risk management decreased to a negative CHF 98 million.
Sales and trading revenue in first quarter 2008 was negative CHF 17,165 million, driven by the negative revenue in FICC, which was partly offset by positive revenue contribution from equities.
The equities business posted revenues of CHF 1,948 million in first quarter 2008, down 32% from the record result achieved in the buoyant conditions of first quarter 2007. First quarter 2008 was dominated by difficult trading conditions with continued market volatility and limited market liquidity. Despite this, cash equities posted increased revenues with record commissions. Prime brokerage revenues grew strongly during the quarter, driven primarily by client financing revenues from growth in average client balances and an increase in securities lending. Exchange-traded derivatives revenues were at a record level, through increased volumes and revenues from new clients who were acquired in 2007, while derivatives revenues fell. Proprietary trading revenues declined considerably across all regions, while equity-linked revenues continued to suffer from reduced liquidity levels.
Fixed income, currencies and commodities (FICC) revenues were negative CHF 19,113 million in first quarter 2008, down from positive CHF 2,055 million in first quarter 2007. Income in first quarter 2008 was heavily impacted by losses on exposures to the US residential mortgage market. Losses were also recorded on US commercial mortgages and the US reference-linked note program. UBS marked down its holdings in US student loan asset-backed securities and certain leveraged finance commitments. Further credit valuation adjustments were made on protection bought from monoline insurers. During the quarter, UBS accelerated the reduction of European asset-backed positions and, as a result, experienced losses from disposals and the negotiated termination of deals.
Overall, the market environment in first quarter 2008 remained very difficult. The negative market effects could only be partially offset by strong results posted by the foreign exchange, rates and commodities businesses. Foreign exchange and money markets had a record quarter. The rates business also had a strong start to the year, while the commodities business performed well and was flat against a very strong first quarter 2007.
Total operating expenses in first quarter 2008 were CHF 3,415 million, down 27% from the same period in 2007.
In first quarter 2008, personnel expenses decreased by 44% from first quarter 2007, reflecting lower accruals of performance-related compensation and currency effects. Salary costs also fell, reflecting the reduced level of staff (down by 859 full-time equivalents compared to fourth quarter 2007). Severance costs increased as a result of restructuring measures.
General and administrative expenses fell for most categories in comparison to a year earlier and fourth quarter 2007, but these reductions were offset by an increase in legal provisions.

Media Relations 6 May 2008 Page 9 of 12
Media release available at www.ubs.com/media
Further information on UBS’s quarterly results is available at www.ubs.com/investors
•	1Q2008 Report (pdf and interactive version)

•	1Q2008 Results slide presentation

•	Letter to shareholders (English, German, French and Italian)
Webcast: The results presentation, with Marcel Rohner, Chief Executive Officer, Marco Suter, Chief Financial Officer, Jerker Johansson, Chief Executive Officer of the Investment Bank, and Tom Hill, Chief Communications Officer, will be webcast live on www.ubs.com at the following time on 6 May 2008:
•	0900 CET

•	0800 BST

•	0300 US EST
Webcast playback will be available from 1400 CET on 6 May 2008.
This publication constitutes neither an offer to sell nor a solicitation to buy securities. It does not constitute an offering prospectus within the meaning of Art. 652a of the Swiss Code of Obligations, nor a listing prospectus within the meaning of the SWX Swiss Exchange Listing Rules. The offer will be made solely by means of, and on the basis of, an offering and listing prospectus which is to be published. An investment decision regarding the publicly offered securities of UBS AG should only be made on the basis of the offering and listing prospectus. The offering and listing prospectus is expected to be published on May 26, 2008 and will be available free of charge from UBS Investment Bank, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland, J.P. Morgan Securities Ltd., Junghofstr. 14, 60313 Frankfurt am Main, Germany or Morgan Stanley Bank AG, Junghofstrasse 13-15, 60311 Frankfurt am Main, Germany or on UBS AG’s website (www.ubs.com).
Stabilisation/Regulation (EC) 2273/2003 and FSA.
This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis, other risks specific to UBS’s business and the implementation of strategic initiatives, as well as other statements relating to UBS’s future business development and economic performance and UBS’s intentions with respect to future returns of capital. While these forward-looking statements represent UBS’s judgments and future expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to (1) the extent and nature of future developments in the United States subprime market and in other market segments that have been affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates, whether or not arising directly or indirectly from the current market crisis; (3) the impact of these developments on other markets and asset classes; (4) changes in internal risk control and in the regulatory capital treatment of UBS’s positions, in particular those affected by the current market crisis; (5) limitations in the effectiveness of UBS’s internal risk management processes, of its risk measurement, control and modeling systems, and of financial models generally; (6) developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit ratings; (7) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (8) management changes and changes to the structure of UBS’s Business Groups; (9) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (10) legislative, governmental and regulatory developments; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s BIS capital ratios.

Media Relations 6 May 2008 Page 10 of 12
In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Media Relations 6 May 2008 Page 11 of 12
Reporting by business group and unit

							Performance before tax from
CHF million	Total operating income			Total operating expenses			continuing operations

For the quarter ended	31.3.08	31.3.07	% change	31.3.08	31.3.07	% change	31.3.08	31.3.07	% change

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	3,054	3,071	(1)	1,625	1,568	4	1,429	1,503	(5)

Wealth Management US	1,527	1,610	(5)	1,344	1,455	(8)	183	155	18

Business Banking Switzerland	1,268	1,301	(3)	728	769	(5)	540	532	2

Global Asset Management	791	997	(21)	461	602	(23)	330	395	(16)

Investment Bank	(14,813)	6,238		3,415	4,699	(27)	(18,228)	1,539

Corporate Center	4,221	269		274	287	(5)	3,947	(18)

UBS	(3,952)	13,486		7,847	9,380	(16)	(11,799)	4,106

Media Relations 6 May 2008 Page 12 of 12
Income statement (unaudited)

	Quarter ended			% change from

CHF million, except per share data	31.3.08	31.12.07	31.3.07	4Q07	1Q07

Continuing operations

Interest income	20,222	25,820	25,942	(22)	(22)

Interest expense	(18,543)	(24,283)	(24,634)	(24)	(25)

Net interest income	1,679	1,537	1,308	9	28

Credit loss (expense) / recovery	(311)	(238)	1	31

Net interest income after credit loss expense	1,368	1,299	1,309	5	5

Net fee and commission income	6,215	7,727	7,264	(20)	(14)

Net trading income	(11,643)	(13,915)	4,667	16

Other income	108	757	246	(86)	(56)

Total operating income	(3,952)	(4,132)	13,486	4

Personnel expenses	5,274	6,284	7,094	(16)	(26)

General and administrative expenses	2,243	2,258	1,902	(1)	18

Depreciation of property and equipment	281	310	300	(9)	(6)

Amortization of intangible assets	49	66	84	(26)	(42)

Total operating expenses	7,847	8,918	9,380	(12)	(16)

Operating profit from continuing operations before tax	(11,799)	(13,050)	4,106	10

Tax expense	(297)	(162)	921	(83)

Net profit from continuing operations	(11,502)	(12,888)	3,185	11

Discontinued operations

Profit from discontinued operations before tax	120	34	6	253

Tax expense	0	2	(2)	(100)	100

Net profit from discontinued operations	120	32	8	275

Net profit	(11,382)	(12,856)	3,193	11

Net profit attributable to minority interests	153	111	162	38	(6)

from continuing operations	107	111	162	(4)	(34)

from discontinued operations	46	0	0

Net profit attributable to UBS shareholders	(11,535)	(12,967)	3,031	11

from continuing operations	(11,609)	(12,999)	3,023	11

from discontinued operations	74	32	8	131	825

Earnings per share

Basic earnings per share (CHF)	(5.59)	(6.45)	1.49	13

from continuing operations	(5.62)	(6.47)	1.49	13

from discontinued operations	0.03	0.02	0.00	50

Diluted earnings per share (CHF)	(5.60)	(6.45)	1.43	13

from continuing operations	(5.63)	(6.47)	1.43	13

from discontinued operations	0.03	0.02	0.00	50

Appendix

Business Unit Results

Wealth Management Int & CH – NNM and invested assets

Net new money

Invested assets

1,400
1,200
1,000
800
(CHF bn)
1,294
3
(71)
(93)
(12%)
1,133
Dec 07
Net new money
Market movements / performance
Currency
Mar 08

UBS

WM Int & CH | WM US | BB CH | Global AM | IB | CC

37

Wealth Management Int & CH - NNM and invested assets WM US Global AM IB WM Int & CH BB CH CC Invested assets (93) (71) 3 1,133 1,294 800 1,000 1,200 1,400 Dec 07 Net new money Market movements / performance Currency Mar 08 (CHF bn) (12%) Net new money 2.5 31.3 0 5 10 15 20 25 30 35 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) CHF 93.7 bn

Wealth Management Int & CH – pre-tax profit

WM Int & CH | WM US | BB CH | Global AM | IB | CC

UBS

38

Wealth Management Int & CH - pre-tax profit WM US Global AM IB WM Int & CH BB CH CC 1,429 1,578 500 700 900 1,100 1,300 1,500 1,700 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m)

Wealth Management US – NNM and invested assets

Net new money

CHF 18.8 bn
(CHF bn)
14
12
10
8
6
4
2
0
3.1
6.7
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

Invested assets

(CHF bn)
900
700
500
840
3
(1)
(31)
(102)
(16%)
709
Dec 07
Net new money
Acquisitions
Market movements / performance
Currency
Mar 08

UBS

WM Int & CH | WM US | BB CH | Global AM | IB | CC

39

Wealth Management US - NNM and invested assets WM US Global AM IB WM Int & CH BB CH CC Invested assets 3 (1) (31) (102) 709 840 500 700 900 Dec 07 Net new money Acquisitions Market movements / performance Currency Mar 08 (CHF bn) (16%) Net new money 3.1 6.7 0 2 4 6 8 10 12 14 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) CHF 18.8 bn

Wealth Management US – key figures

Pre-tax profit

Cost / income ratio

Recurring income

UBS

WM Int & CH | WM US | BB CH | Global AM | IB | CC

40

Wealth Management US - key figures WM US Global AM IB WM Int & CH BB CH CC Pre-tax profit 183 169 (100) 0 100 200 300 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m) Cost / income ratio 88 90 80 85 90 95 100 105 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (%) Recurring income 400 500 600 700 800 900 1,000 1,100 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m) 954 1,043

Business Banking CH – pre-tax profit

800
700
600
500
400
300
200
100
0
(CHF m)
540
567
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

WM Int & CH | WM US | BB CH | Global AM | IB | CC

UBS

41

Business Banking CH - pre-tax profit WM US Global AM IB WM Int & CH BB CH CC 540 567 0 100 200 300 400 500 600 700 800 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m)

Global Asset Management – pre-tax profit

500
450
400
350
300
250
200
150
100
50
0
(CHF m)
330
364
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07
Impact of DRCM restructuring costs on performance before tax

WM Int & CH | WM US | BB CH | Global AM | IB | CC

UBS

42

Global Asset Management - pre-tax profit Impact of DRCM restructuring costs on performance before tax WM US Global AM IB WM Int & CH BB CH CC 330 364 0 50 100 150 200 250 300 350 400 450 500 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m)

Global AM – NNM[1], invested assets and gross margin

Institutional NNM

Wholesale intermediary NNM

Invested assets

1,000
900
800
700
600
(CHF bn)
891
(17)
13
(43)
(79)
(14%)
765
Dec 07
Net new money
Acq.
Market movements / performance
Currency
Mar 08

Gross margin

50
45
40
35
30
25
(bps)
42
35
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Wholesale Intermediary
Institutional

1 Excluding money market flows

UBS

WM Int & CH | WM US | BB CH | Global AM | IB | CC

43

Global AM - NNM1, invested assets and gross margin 1 Excluding money market flows WM US Global AM IB WM Int & CH BB CH CC (14.7) (25) (20) (15) (10) (5) 0 5 10 15 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) Institutional NNM (20) (15) (10) (5) 0 5 10 15 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF bn) Wholesale intermediary NNM 13 (79) (43) (17) 765 891 600 700 800 900 1,000 Dec 07 Net new money Acq. Market movements / performance Currency Mar 08 (CHF bn) (14%) Invested assets Gross margin 42 35 25 30 35 40 45 50 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 (bps) Wholesale Intermediary Institutional (5.8) (16.8) (1.1)

Corporate Center – pre-tax profit

4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(500)
(1,000)
(CHF m)
3,947
556
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07

UBS

WM Int & CH | WM US | BB CH | Global AM | IB | CC

44

Corporate Center - pre-tax profit WM US Global AM IB WM Int & CH BB CH CC 2Q07: Impact from gain on sale of 20.7% stake in Julius Baer of CHF 1,950 million 1Q08: Impact from a one-time accounting gain of CHF 3,860 million related to the issue of mandatory convertible notes on 5 March 2008 556 3,947 (1,000) (500) 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m)

Investment Bank – pre-tax profit and revenues

Pre-tax profit

3,000
0
(3,000)
(6,000)
(9,000)
(12,000)
(15,000)
(18,000)
(CHF m)
(4,167)
(18,228)
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
Avg04
Avg05
Avg06
Avg07
Impact of own credit

Sales and trading - Equities revenues

Sales and trading - FICC revenues

Investment banking revenues

WM Int & CH | WM US | BB CH | Global AM | IB | CC

UBS

45

Pre-tax profit Investment Bank - pre-tax profit and revenues WM US Global AM IB WM Int & CH BB CH CC (18,228) (4,167) (18,000) (15,000) (12,000) (9,000) (6,000) (3,000) 0 3,000 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m) Sales and trading - FICC revenues (20,000) (15,000) (10,000) (5,000) 0 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m) Impact of own credit Sales and trading - Equities revenues 1 1,948 0 500 1,000 1,500 2,000 2,500 3,000 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m) Investment banking revenues 0 500 1,000 1,500 2,000 2,500 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 Avg04 Avg05 Avg06 Avg07 (CHF m) 2,251 557 1,659 (19,113) 4,209

Risk Positions

US sub-prime residential mortgage exposures and P&L 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes USD 0.7 billion of RMBS CDO exposure where the hedge protection from a single monoline insurer is considered ineffective. See monoline table where this exposure is also included 3 Amounts exclude credit valuation adjustments of USD 0.5 billion taken in first quarter 2008 for a single monoline insurer where hedge protection is considered ineffective 4 Includes additions, disposals, amortizations, adjustments to hedges, reclassifications, including changes in the fair value of hedges considered ineffective as set out in footnote 3 5 At 31 March 2008, the market value of the gross exposure was USD 6.7 billion for super senior RMBS CDOs (excluding monoline exposure), USD 13.3 billion for RMBS and USD 0.4 billion for warehouse and retained RMBS CDOs USD billion Net exposures as of 31.12.071,2 P&L 1Q083 Other net changes4 Net exposures as of 31.03.081,5 Super senior RMBS CDOs 13.3 (5.3) (1.4) 6.6 RMBSs 14.2 (2.1) (3.2) 8.9 Warehouse and retained RMBS CDOs 0.1 0.2 (0.1) 0.1 Total 27.6 (7.3) (4.7) 15.6

US sub-prime positions – average marks

Average marks in %; net exposures in USD billion	Average marks as of 31.12.07[1]	Average marks as of 31.03.08[1]	Net exposures as of 31.03.08[2]
High grade RMBS CDOs	72	34	1.3
Mezzanine RMBS CDOs - 12% protection	72	40	1.1
Mezzanine RMBS CDOs	53	33	4.1
CDOs squared	29	18	0.1
Total super senior RMBS CDOs	58	33	6.6
Residential mortgage-backed securities (RMBS)	74	57	8.9
Warehouse and retained RMBS CDOs	27	10	0.1

UBS

48

US sub-prime positions - average marks 1 Average marks represent the ratio of market value of gross exposure to notional value of gross exposure 2 Net exposure represents market value of gross exposure net of short positions and hedges considered effective Average marks in %; net exposures in USD billion High grade RMBS CDOs Mezzanine RMBS CDOs - 12% protection Mezzanine RMBS CDOs CDOs squared Total super senior RMBS CDOs Residential mortgage-backed securities (RMBS) Warehouse and retained RMBS CDOs Average marks as of 31.12.071 72 72 53 29 58 74 27 as of 31.03.081 34 40 33 18 33 57 10 Net exposures as of 31.03.082 1.3 1.1 4.1 0.1 6.6 8.9 0.1 Average marks

US sub-prime positions - vintages and ratings Vintages1,2 in % < 2005 2005 2006 2007 High grade RMBS CDOs 1 20 77 2 Mezzanine RMBS CDOs - 12% protection 7 47 45 1 Mezzanine RMBS CDOs 5 30 58 7 CDOs squared 2 14 58 26 Total super senior RMBS CDOs1 4 31 59 6 Residential mortgage-backed securities (RMBS)2 2 18 64 16 Ratings3 in % AAA HG Mezz SIG Residential mortgage-backed securities (RMBS) 107 2 (6) (3) 1 Vintage information on super senior CDO positions is based on the weighted average loan age of the ABS collateral within each CDO, with the exception of CDO squared which is based on the issuance date of the underlying CDO collateral 2 Sub-prime RMBS vintage information is based on the issuance date of each position 3 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's

US Alt-A residential mortgage exposures and P&L 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes USD 4 million of RMBS CDO exposure where the hedge protection from a single monoline insurer is considered ineffective. See monoline table where this exposure is also included 3 Amounts exclude credit valuation adjustments of USD (23) million taken in the first quarter 2008 for a single monoline insurer where hedge protection is considered ineffective 4 Includes additions, disposals, amortizations, adjustments to hedges, reclassifications, including changes in the fair value of hedges considered ineffective as set out in footnote 3 5 At 31 March 2008 the market value of the gross exposure was USD 0.3 billion for super senior RMBS CDOs (excluding monoline exposure), USD 14.6 billion for AAA-rated RMBS backed by first lien mortgages and USD 2.4 billion for other RMBSs USD billion Net exposures as of 31.12.071,2 P&L 1Q083 Other net changes4 Net exposures as of 31.03.081,5 Super senior RMBS CDOs 0.8 (0.4) (0.1) 0.3 AAA rated RMBSs, 1st lien 21.2 (4.5) (2.2) 14.5 Other RMBSs 4.6 (1.2) (1.1) 2.3 Total 26.6 (6.1) (3.4) 17.1

US Alt-A positions - average marks Net exposures in USD billion; average marks in % Average marks as of 31.12.071 Average marks as of 31.03.081 Net exposures as of 31.03.082 Super senior RMBS CDOs 74 30 0.3 AAA rated RMBSs, 1st lien 96 77 14.5 Other RMBSs 60 44 2.3 1 Average marks represent the ratio of market value of gross exposure to notional value of gross exposure 2 Net exposure represents market value of gross exposure net of short positions and hedges considered effective

US Alt-A positions - vintages and ratings Ratings3 in % AAA HG Mezz SIG Other RMBSs 37 59 0 4 Vintages1,2 in % < 2005 2005 2006 2007 Super senior RMBS CDOs1 2 30 56 12 AAA rated RMBSs, 1st lien2 7 Other RMBSs2 1 8 50 41 6 45 42 1 Vintage information on super senior CDO positions is based on the weighted average loan age of the ABS collateral within each CDO 2 Alt-A RMBS vintage information is based on the issuance date of each position 3 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's

Ratings[1] in %	% of total	AAA	HG	Mezz	SIG
Option ARM	23	99	1	0	0
Hybrid & ARM	20	77	20	1	2
Fixed rate	50	95	4	1	0
HELOC	7	38	51	11	0

2 Reflects approximately 95% of the overall RMBS population

UBS

53

US Alt-A positions - ratings1 by type of loan2 1 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's 2 Reflects approximately 95% of the overall RMBS population AAA HG Mezz SIG Option ARM 99 1 0 0 Hybrid & ARM 77 Fixed rate 95 4 1 0 20 1 2 HELOC % of total 38 51 11 0 23 20 50 7 Ratings1 in %

US commercial real estate exposures, P&L and ratings USD billion Net exposures as of 31.12.071 P&L 1Q08 Other net changes2 Net exposures as of 31.03.081,3 Super senior CMBS CDOs 1.0 (0.2) 0.0 0.8 US CMBS/CMBX trading positions 2.6 (0.1) (0.1) 2.4 US commercial real estate loans4 4.1 (0.1) (0.9) 3.1 Total 7.7 (0.4) (1.0) 6.3 US CMBS/CMBX trading positions5 64 36 - - - - 3 97 Ratings5 in % AAA HG Mezz SIG 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes additions, disposals, amortizations and adjustments to hedges 3 At 31 March 2008, the market value of the gross exposure was USD 0.8 billion for super senior CMBS CDOs (excluding monoline exposure), USD 13.7 billion for CMBS/CMBX trading positions and USD 3.1 billion for US commercial real estate loans 4 Includes net exposures of USD 411 million from equity investments 5 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's 6 Ratings of the US CRE loans are based on an internal credit rating assessments US commercial real estate loans6

US RLN program exposures and P&L USD billion Net exposures as of 31.12.071,3 P&L 1Q08 Other net changes2 Net exposures as of 31.03.081,3 Sub-prime and Alt-A 3.8 (1.2) 0.2 2.9 CMBSs 3.0 (0.2) (1.0) 1.9 Other ABSs and corporate debt 4.4 (0.2) 0.0 4.2 Total 11.2 (1.6) (0.7) 8.9 1 Net exposure represents market value of gross exposure net of short positions and hedges considered effective 2 Includes additions, disposals, amortizations, adjustments to hedges 3 US reference-linked note exposure has been excluded from the corresponding asset categories

US RLN program exposures

USD billion	31 Dec 07	31 Mar 08		
	Net	Gross	Credit protection	Net
Reference pool notional	13.1	16.9	3.8	13.1
Market value	11.2	10.5	1.6	8.9
Sub-prime and Alt-A	3.8	3.2	0.3	2.9
CMBSs	3.0	2.5	0.6	1.9
Other ABSs and corporate debt	4.4	4.8	0.6	4.2

UBS

56

US RLN program exposures Market value Credit protection Reference pool notional 3.8 Net 13.1 Gross 16.9 CMBSs Other ABSs and corporate debt Sub-prime and Alt-A USD billion 1.6 8.9 10.5 0.6 1.9 2.5 0.6 4.2 4.8 0.3 2.9 3.2 Net 11.2 13.1 3.0 4.4 3.8 31 Dec 07 31 Mar 08

US RLN program - ratings and vintages Vintages2 in % <2005 2005 2006 2007 Sub-prime and Alt-A 33 35 36 (4) Ratings1 in % AAA HG Mezz SIG Sub-prime and Alt-A 28 62 8 2 CMBSs 71 Other ABS and corporate debt 30 18 40 12 22 12 (4) 1 Ratings are based on externally sourced data reflecting current ratings from any of the three rating agencies: Moody's, Standard & Poor's or Fitch. Where there are split ratings, we default to Moody's 2 Vintage information is based on the issuance date of each position

Exposure[1] to monoline insurers[2]

USD billion	Notional amount[3]	Fair value of underlying CDOs[4]	Fair value of CDSs[5] prior to CVA	Credit valuation adjustment as of 31.03.08	Fair value of CDSs after CVA
Credit protection on US RMBS CDOs	**11.6**	**4.4**	**7.2**	**2.3**	**4.8**
Of which from monolines rated AAA to A	**7.6**	**2.8**	**4.9**	**0.8**	**4.1**
on US sub-prime RMBS CDO high grade	*5.7*	*2.1*	*3.6*	*0.6*	*3.0*
on US sub-prime RMBS CDO mezzanine	*1.1*	*0.3*	*0.9*	*0.2*	*0.7*
on other US RMBS CDO	*0.8*	*0.4*	*0.4*	*0.1*	*0.3*
Of which from monolines rated BBB and below[6]	**4.0**	**1.7**	**2.3**	**1.5**	**0.8**
on US sub-prime RMBS CDO high grade	*0.6*	*0.2*	*0.5*	*0.1*	*0.4*
on US sub-prime RMBS CDO mezzanine	*1.6*	*0.7*	*0.9*	*0.9*	*0.0*
on other US RMBS CDO	*1.8*	*0.8*	*0.9*	*0.5*	*0.4*
Credit protection on other than US RMBS CDOs	**12.9**	**11.2**	**1.8**	**0.3**	**1.5**
Of which from monolines rated AAA to A	**12.2**	**10.6**	**1.6**	**0.2**	**1.4**
Of which from monolines rated BBB and below	**0.8**	**0.6**	**0.2**	**0.1**	**0.1**
Total[7]	**24.6**	**15.6**	**8.9**	**2.6**	**6.3**

UBS

58

Exposure1 to monoline insurers2 1 Excludes the benefit of credit protection purchased from unrelated third parties 2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies 3 Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection 4 Collateralized debt obligations (CDOs) 5 Credit default swaps (CDSs) 6 Remaining credit protection from one single monoline insurer rated BBB and below in the amount of USD 696 million on sub-prime RMBS mezzanine CDOs and USD 333 million on other RMBS CDOs is considered ineffective. The valuation of the CDS amounts to USD 929 million and USD 423 million respectively, against which we have taken a credit valuation reserve of 100% 7 On 31 December 2007 the overall fair value of CDSs amounted to USD 4,476 million, of which USD 3,809 million are related to US RMBS positions and USD 667 million to other than US RMBS positions. The corresponding CVA amount taken against this exposure was USD 919 million, of which USD 871 million are related to US RMBS positions and USD 48 million to other than US RMBS positions. The difference between the CVA on 31 December 2007 and 31 March 2008 in the amount of USD 1.7 billion represents the loss booked in first quarter 2008 USD billion Credit protection on US RMBS CDOs Of which from monolines rated AAA to A on US sub-prime RMBS CDO high grade on US sub-prime RMBS CDO mezzanine on other US RMBS CDO Of which from monolines rated BBB and below6 on US sub-prime RMBS CDO high grade on US sub-prime RMBS CDO mezzanine on other US RMBS CDO Total7 24.6 8.9 2.6 6.3 Notional amount3 Fair value of CDSs5 prior to CVA Credit valuation adjustment as of 31.03.08 Fair value of CDSs after CVA Fair value of underlying CDOs4 15.6 11.6 7.6 5.7 1.1 0.8 4.0 0.6 1.6 1.8 7.2 4.9 3.6 0.9 0.4 2.3 0.5 0.9 0.9 2.3 0.8 0.6 0.2 0.1 1.5 0.1 0.9 0.5 4.8 4.1 3.0 0.7 0.3 0.8 0.4 0.0 0.4 4.4 2.8 2.1 0.3 0.4 1.7 0.2 0.7 0.8 Credit protection on other than US RMBS CDOs Of which from monolines rated AAA to A Of which from monolines rated BBB and below 12.9 12.2 0.8 1.8 1.6 0.2 0.3 0.2 0.1 1.5 1.4 0.1 11.2 10.6 0.6

Leveraged finance commitments[1]

USD billion	31.12.07	31.03.08	Average mark (%)
Old deals	5.6	3.6	90
Funded	3.2	3.3	
Unfunded	2.4	0.3	
New deals	5.8	5.0	97
Funded	4.2	4.0	
Unfunded	1.6	1.0	
Total	11.4	8.6	94

	31.12.07	31.03.08
Cumulative markdown, gross of fees, USD million	497	647
Fees, USD million	123	125
Cumulative markdown, net of fees, USD million	374	522

UBS

59

Leveraged finance commitments1 31.03.08 31.12.07 Fees, USD million Total 8.6 125 11.4 Cumulative markdown, net of fees, USD million 522 Cumulative markdown, gross of fees, USD million 647 3.6 3.3 0.3 Old deals Funded Unfunded 5.6 3.2 2.4 5.0 4.0 1.0 New deals Funded Unfunded 5.8 4.2 1.6 USD billion Average mark (%) 94 90 97 123 374 497 1 A leveraged finance deal is defined based on an internal rating which equals a corporate credit rating of BB- or worse at the point of commitment

Student loan exposures and P&L 1 Net exposure represents market value of gross exposure net of treasury hedges 2 Includes additions, disposals, amortizations and adjustments to hedges 3 At 31 March 2008 USD 4,977 million of the US student loan auction rate certificates and USD 16 million of the US student loan variable rate demand obligations were monoline wrapped 4 In addition to the student loan ARCs, UBS was holding USD 1,104 million core municipal auction rate certificates on 31 March 2008. The corresponding amount for 31 December 2007 was USD 1,387 million USD billion Net exposures as of 31.12.071 P&L 1Q08 Other net changes2 Net exposures as of 31.03.081,3 US student loan auction rate certificates4 4.5 (0.8) 5.0 8.7 US student loan variable rate demand obligations 0.2 - (0.1) 0.1 Other US student loan ABSs 3.0 (0.2) (1.3) 1.6 Total 7.7 (1.0) 3.7 10.4

Other

Rights issue expected timetable 27 May 2008 Ex-date for rights and start of rights trading and exercise period 9 June 2008 End of rights trading period 12 June 2008 End of rights exercise period 13 June 2008 First trading day of new shares 17 June 2008 Payment and settlement

Share count

(Million)
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2,074
2,172
2,172 – Max 3,423
2,425 – Max c. 3,750
253
Max 1,250
Max 1,250
98
1,972
1,972
2,172
2'172
102
102
Total ordinary shares issued as of 31 Mar 2008
Total post stock dividend
Total post rights issue
Total post rights issue and MCN conversion
Treasury shares (assuming no change between 31 Mar 08 and 25 Apr 08)
Stock dividend impact
Total ordinary shares issued excluding treasury shares and stock dividend impact
Rights issue – range of outcomes
Total ordinary shares issued excluding impact from rights issue and MCN conversion
MCN conversion
Adj. of MCN due to rights issue

UBS

63

Share count 102 102 1,972 2,172 2'172 1,972 Max 1,250 98 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 Total ordinary shares issued as of 31 Mar 2008 Total post stock dividend Total post rights issue Total post rights issue and MCN conversion (Million) Total ordinary shares issued excluding treasury shares and stock dividend impact MCN conversion Treasury shares (assuming no change between 31 Mar 08 and 25 Apr 08) Stock dividend impact 2,074 2,172 2,172 - Max 3,423 Max 1,250 253 2,425 - Max c. 3,750 Rights issue - range of outcomes Total ordinary shares issued excluding impact from rights issue and MCN conversion Adj. of MCN due to rights issue

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to —03; 333-46216; 333-46216-01 and —02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to —04; 333-132747; 333-132747-01 to -10 and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Marcel Rohner
	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ Marco Suter
	Name:	Marco Suter
	Title:	Group Chief Financial Officer

Date: May 6, 2008